UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Second quarter 2021 earnings release of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México
2.	Second quarter 2021 earnings presentation of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: July 30, 2021

Item 1

Earnings Release | 2Q.2021
Banco Santander México
1

Banco Santander México Reports Second Quarter 2021 Net Income of Ps.4,713 Million

-	Mortgages and auto loans continued to perform extremely well, along with government loans, as we continue to grow above market and gain market share while maintaining conservative origination standards. While loan volumes in commercial loans still reflected difficult YoY comps, there was sequential growth in middle-market loans and seems like SMEs loans reached an inflection point. Performance was in line with market trend and soft demand conditions.

-	Total deposits mix improved, driven by successful demand deposit attraction strategy. Meanwhile, total deposits also reflect difficult YoY comps, mainly in corporates, as their liquidity needs have normalized compared with year ago levels.

-	Net income increased 11.4% YoY in 2Q21, mainly due to lower provisions, stable NII, solid growth in fees and strict cost discipline.

Mexico City – July 28th, 2021, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month and six-month periods ending June 30th, 2021.

Banco Santander México reported net income of Ps.4,713 million in 2Q21, representing increases of 11.4% YoY and 43.7% QoQ. On a cumulative basis, net income for the first half of the year, reached Ps.7,992 million, representing a 17.1% YoY decrease.

HIGHLIGHTS
Results (Million pesos)	2Q21	1Q21	2Q20	%QoQ	%YoY	6M21	6M20	%YoY
Net interest income	15,770	15,585	15,931	1.2	(1.0)	31,355	32,827	(4.5)
Fee and commission, net	4,873	4,902	4,598	(0.6)	6.0	9,775	9,295	5.2
Core revenues	20,643	20,487	20,529	0.8	0.6	41,130	42,122	(2.4)
Provisions for loan losses	5,068	7,075	8,350	(28.4)	(39.3)	12,143	13,515	(10.2)
Administrative and promotional expenses	9,955	9,894	9,599	0.6	3.7	19,849	19,384	2.4
Net income	4,713	3,279	4,230	43.7	11.4	7,992	9,644	(17.1)
Net income per share[1]	0.70	0.48	0.62	43.7	11.4	1.18	1.42	(17.1)

Balance Sheet Data (Million pesos)	Jun-21	Mar-21	Jun-20	%QoQ	%YoY	Jun-21	Jun-20	%YoY
Total assets	1,634,384	1,748,298	1,929,350	(6.5)	(15.3)	1,634,384	1,929,350	(15.3)
Total loans	710,323	713,989	751,219	(0.5)	(5.4)	710,323	751,219	(5.4)
Deposits	766,663	767,627	789,740	(0.1)	(2.9)	766,663	789,740	(2.9)
Shareholders´ equity	159,941	159,654	146,536	0.2	9.1	159,941	146,536	9.1

Key Ratios (%)	2Q21	1Q21	2Q20	bps QoQ	bps YoY	6M21	6M20	bps YoY
Net interest margin	4.52	4.42	4.48	10	4	4.47	4.93	(46)
Net loans to deposits ratio	89.50	89.76	91.81	(26)	(231)	89.50	91.81	(231)
ROAE	11.83	8.24	11.86	359	(3)	10.03	13.52	(349)
ROAA	1.08	0.73	1.01	35	7	0.92	1.15	(23)
Efficiency ratio	47.59	46.62	40.71	97	688	47.10	42.28	482
Capital ratio	18.91	19.73	16.69	(82)	222	18.91	16.69	222
NPLs ratio	2.87	2.91	2.51	(4)	36	2.87	2.51	36
Cost of Risk	2.75	3.15	3.14	(40)	(39)	2.75	3.14	(39)
Coverage ratio	118.39	120.12	138.81	(173)	—	118.39	138.81	—

Operating Data	Jun-21	Mar-21	Jun-20	%QoQ	%YoY	Jun-21	Jun-20	%YoY
Branches	1,039	1,007	1,050	3.2	(1.0)	1,039	1,050	(1.0)
Branches and offices[2]	1,352	1,352	1,406	0.0	(3.8)	1,352	1,406	(3.8)
ATMs	9,534	9,497	9,142	0.4	4.3	9,534	9,142	4.3
Customers	19,257,998	19,068,219	18,641,282	1.0	3.3	19,257,998	18,641,282	3.3
Employees	23,512	22,280	20,007	5.5	17.5	23,512	20,007	17.5

1)	Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.

2)	Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.

Earnings Release | 2Q.2021
Banco Santander México
2

Héctor Grisi, Banco Santander México’s Executive President and CEO, commented: “This quarter’s bottom line exceeded 2Q20’s level by 11% and was 44% higher than in the previous quarter. Although the wide ranging impact of the pandemic continues to affect the comparability of our results, this quarter we delivered a solid performance across the main line items of our P&L: NII and commissions were slightly higher than last year’s levels, we maintained tight control of expenses, and cost of risk converged to pre-pandemic levels. Together, this resulted in an ROE of 11.83%, very similar to the second quarter of 2020 and it was achieved despite the excess capital we had accumulated due to the regulatory restriction imposed on dividend payments.

In terms of individual loans, we continue to deliver the best performance among Mexican banks, with growth close to 10% and with market share gains in both mortgage and auto loans. Additionally, it appears we have reached an inflection point in credit cards, as balances have started to show modest growth. In commercial loans, we still reported a relevant contraction of 14%. Practically 60% of this contraction is explained by the reduction in loans to large corporates, with borrowings growing strongly last year when businesses drew down their committed lines of credit as a precautionary measure. By contrast, middle market loans grew compared to previous quarters, and in SMEs we expect to see a better performance in the second half of the year since the entire portfolio is not bound by the support program and we now have a greater risk appetite.

Deposits contracted by almost 3%, but with differentiated behavior. We expanded Demand deposits by 8%, while Term deposits decreased 23%. This market dynamic resulted from the significant reduction in interest rates. It is noteworthy that both Demand and Term deposits from individuals performed better than corporates. The former is in line with our strategy to continue attracting and building scale among individuals.

We continue to benefit from the boost that the pandemic has given banking digitalization. Digital customers grew 11% over the year, with digital transactions now representing 41% of our total transactions, up from 30% a year ago. Although the pandemic and the economic environment are still challenging us, we are making additional headway with our strategy, by continuing to execute with focus and discipline and by keeping intact our ambition to offer the best customer banking experience in Mexico. To that end, we continue to work on strengthening customer loyalty, seeking to consistently improve the quality of service and increase customer satisfaction levels. Further, we have certain plans and launches scheduled for the second half of the year that will take advantage of new digital tools and processes with which we continue to build a stronger franchise and seize the many growth opportunities ahead of us.”

III. Summary of 2Q21 Consolidated Results

Loan portfolio

Banco Santander México’s total loan portfolio, as of June 2021, decreases 5.4% YoY, or Ps.40,896 million, to Ps.710,323 million, and 0.5%, or Ps.3,666 million, on a sequential basis.

During the quarter, the retail portfolio reflects solid performance, supported by mortgages and auto loans, while credit cards and personal loans remained weak. In addition, the commercial portfolio still faces a difficult comparison base as of June 2020, when companies drew on their committed lines of credit. As a result, the total loan portfolio contracted year over year.

Earnings Release | 2Q.2021
Banco Santander México
3

Deposits

Deposits, which represent 83.3% of Banco Santander México’s total funding1, decreased 2.9% YoY in June 2021, reflecting unusually high comps since March 2020, when corporates drew their committed lines of credit and left that liquidity on the Bank’s balance sheet, meanwhile deposits remained flat sequentially. In turn, demand deposits increased 8.4% YoY, while time deposits decreased 23.3% YoY, as lower interest rates made customers favor short term liquidity and supported by the Banks efforts to improve funding mix. On a sequential basis, demand deposits increased 2.2% while time deposits decreased 5.6%. It is worth noting that demand deposits from individuals grew 8.6% YoY, supported by the Bank ongoing efforts to attract these types of deposits, while demand deposits from corporates increased 8.3% YoY.

In June 2021, demand deposits from individuals represented 33.8% of total demand deposits, compared with 33.7% in June 2020. Time deposits from individuals represented 40.9% of total time deposits, compared with 38.4% a year ago.

The loans-to-deposits ratio stood at 89.50% in June 2021, which compares to 91.81% in June 2020, and 89.76% in March 2021, maintaining a stable funding position.

Net income

Banco Santander México reported 2Q21 net income of Ps.4,713 million, representing increases of 11.4% YoY, and 43.7% QoQ, mainly due to lower provisions for loan losses, stable NII, solid growth in net commission and fee income and strict cost discipline. On a cumulative basis, net income for 6M21 reached Ps.7,992 million, representing a 17.1% YoY decrease.

1 Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 2Q.2021
Banco Santander México
4

Net income statement
Million pesos				% Variation				% Variation
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	21/20
Net interest income	15,770	15,585	15,931	1.2	(1.0)	31,355	32,827	(4.5)
Provisions for loan losses	(5,068)	(7,075)	(8,350)	(28.4)	(39.3)	(12,143)	(13,515)	(10.2)
Net interest income after provisions for loan losses	10,702	8,510	7,581	25.8	41.2	19,212	19,312	(0.5)
Commission and fee income, net	4,873	4,902	4,598	(0.6)	6.0	9,775	9,295	5.2
Net gain (loss) on financial assets and liabilities	817	1,398	3,283	(41.6)	(75.1)	2,215	4,166	(46.8)
Other operating income	(542)	(664)	(232)	(18.4)	133.6	(1,206)	(444)	—
Administrative and promotional expenses	(9,955)	(9,894)	(9,599)	0.6	3.7	(19,849)	(19,384)	2.4
Operating income	5,895	4,252	5,631	38.6	4.7	10,147	12,945	(21.6)
Equity in results of associated companies	50	77	35	(35.1)	42.9	127	39	—
Operating income before income taxes	5,945	4,329	5,666	37.3	4.9	10,274	12,984	(20.9)
Income taxes (net)	(1,232)	(1,050)	(1,436)	17.3	(14.2)	(2,282)	(3,340)	(31.7)
Net income	4,713	3,279	4,230	43.7	11.4	7,992	9,644	(17.1)
Effective tax rate (%)	20.72	24.26	25.34			22.21	25.72

2Q21 vs 2Q20

The 11.4% year-on-year increase in net income was principally driven by:

i)	A 39.3%, or Ps.3,282 million, decrease in provisions for loan losses, reflecting easier comps, as the Bank made special charge of loan loss provisions in 2Q20 to face the COVID-19 pandemic;

ii)	A 6.0%, or Ps.275 million, increase in net commissions and fees, mainly due to increases in debit and credit card fees and insurance fees;

iii)	A 14.2%, or Ps.204 million, decrease in income taxes, which resulted in a 20.72% effective tax rate for the quarter, compared to 25.34% in 2Q20; and

iv)	A 42.9%, or Ps.15 million, increase in the results of associated companies due to the recognition of Elavon México investment.

The increase in net income was partially offset by:

i)	A 75.1%, or Ps.2,466 million, decrease in net gains on financial assets and liabilities, due to a higher base in 2Q20, due to extraordinary gains related to the sale of certain securities to strengthen the Bank liquidity position;

ii)	A 3.7%, or Ps.356 million, increase in administrative and promotional expenses, mainly due to increases in personnel expenses, depreciation and amortization and cash protection services, partly offset by decreases in other expenses and contributions to IPAB;

iii)	A 133.6%, or Ps.310 million, increase in other operating expenses, mostly resulting from lower cancellation of liabilities and reserves, higher write-offs, a decrease in other operating income, higher premiums paid on

Earnings Release | 2Q.2021
Banco Santander México
5

guarantees for the SMEs loan portfolio and higher legal expenses and costs related to portfolio recoveries; and

i)	A 1.0%, or Ps.161 million, decrease in net interest income, reflecting lower interest rates and change in the loan portfolio mix.

6M21 vs 6M20

The 17.1% year-on-year decrease in net income was principally driven by:

i)	A 46.8%, or Ps.1,951 million, decrease in net gains on financial assets and liabilities, mostly resulting of a higher base in 6M20, due to extraordinary gains related to the sale of certain securities to strengthen the Bank liquidity position;

ii)	A 4.5%, or Ps.1,472 million, decrease in net interest income, reflecting lower interest rates and change in the loan portfolio mix;

iii)	A Ps.762 million, increase in other operating expenses, mostly resulting from higher legal expenses and costs related to portfolio recoveries, lower profit from sale of foreclosed assets, a decrease in cancellation of liabilities and reserves, higher write-offs and higher premiums paid on guarantees for the SMEs loan portfolio; and

iv)	A 2.4%, or Ps.465 million, increase in administrative and promotional expenses, mainly due to increases in personnel expenses, depreciation and amortization and technology services expenses, partly offset by decreases in other expenses, promotional and advertising expenses, leasehold expenses and taxes and duties.

The decrease in net income was partially offset by:

i)	A 10.2%, or Ps.1,372 million, decrease in provisions for loan losses, reflecting easier comps, as the Bank made special charge of loan loss provisions during 6M20 to face the COVID-19 pandemic;

ii)	A 31.7%, or Ps.1,058 million, decrease in income taxes, which resulted in a 22.21% effective tax rate in 6M21, compared to 25.72% in 6M20;

iii)	A 5.2%, or Ps.480 million, increase in net commissions and fees, mainly due to increases in debit and credit card fees and insurance fees; and

iv)	A Ps.88 million, increase in the results of associated companies due to the recognition of Elavon México investment

Gross operating income

Banco Santander México’s gross operating income for 2Q21 totaled Ps.21,460 million, representing decreases of 9.9% YoY, or Ps.2,352 million, and 1.9% QoQ, or Ps.425 million, due to a more normalized result in market related income, partially offset by a solid increase in net commissions and fees. Gross operating income for 6M21 amounted Ps.43,345 million, decreasing 6.4% YoY, or Ps.2,943 million.

Gross operating income is broken down as follows.

Breakdown gross operating Income (%)
				Variation (bps)				Variation (bps)
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Net Interest Income	73.49	71.21	66.90	228	659	72.34	70.92	142
Net Commissions and Fees	22.71	22.40	19.31	31	340	22.55	20.08	247
Market related revenue	3.80	6.39	13.79	(259)	(999)	5.11	9.00	(389)
Gross Operating Income*	100.00	100.00	100.00			100.00	100.00

*Does not include other income

Earnings Release | 2Q.2021
Banco Santander México
6

Return on average equity (ROAE)

ROAE for 2Q21 decreased 3 basis points to 11.83%, from 11.86% reported in 2Q20 and increased 359 basis points from 8.24% in 1Q21. For 6M21, ROAE stood at 10.03%, 349 basis points lower than the 13.52% reported in 6M20. The Bank is accumulating capital per regulator’s recommendation to limit the pay out dividend of 2019 and 2020 earnings.

ROAE[1]

-3bps
-349bps
11.86%
13.87%
14.73%
8.24%
11.83%
+359bps
13.52%
10.03%
2Q20
3Q20
4Q20
1Q21
2Q21
6M20
6M21

[1] Quarterly = Annualized net income (2Q21*4) as percentage of average equity (4Q20, 2Q21).
Year to date = Annualized cumulative net income as percentage of average equity (4Q20, 2Q21).

Earnings Release | 2Q.2021
Banco Santander México
7

Strategic initiatives and commercial actions

Banco Santander Mexico is one of the leading financial institutions in the country, focused on business transformation and innovation. The Bank's strategic priority is to become the best bank in customer experience, taking advantage of new tools and improving processes in order to accelerate technological transformation and digitalization, while increasing its capacity to improve the operating model and information security. Likewise, the Bank keeps strengthen its customer base to continue positioning itself as a market leader in value-added products to attract potential customers and increase loyalty.

The most relevant aspects of the second quarter are highlighted below:

➢	The Bank’s strategic priorities are complemented by a new range of products and services, which will allow to cater its customers more comprehensively.

▪	Samsung, Santander México and Mastercard, leading companies in their respective sectors, announced a joint venture seeking to improve users' banking experiences through Members Wallet , a digital wallet that integrates all Santander services into the Samsung ecosystem, such as security, financing, payments and inquiries of balance and movements. Likewise, it is complemented by a Samsung Members debit card, which offers exclusive benefits for customers. The card provides innovative, easy and secure payment experiences through functions such as the dynamic and unique security code for online purchases, an "Infoless" card to protect customer data, and contactless payment technology, among others. It is worth to mention that Samsung is the biggest seller of mobile phones in Mexico with more than 30% market share.

▪	In line with Santander Group’s strategy, Banco Santander México is working on the transformation of the collections and payments industry through “PagoNxt”. As part of this initiative, the bank re-launched its merchant business through GetNet México. Currently, GetNet México is the second largest merchant in POSs and affiliations in the market, and third in number of transactions processed through the acquirer. In this respect, the bank is developing new solutions to increase acceptance of the non-present card channel, adapting to the “new normality” and expecting to become the second most relevant player by the end of the year.

▪	The bank is working on a new credit card value proposition based on three main matters (i) security and digital experience (ii) personalization and (iii) social responsibility. This innovative product includes enhanced security features, a digital and integrated experience, zero annual fee, and the possibility of customize benefits on a tailor made model.

▪	Santander signed a commercial alliance with Farmacias del Ahorro chain to add its close to 1,500 establishments to the more than 28,500 service points that the bank currently has. These will allow the clients to make credit card payments or debit card deposits up to Ps. 20,000 per account per day at their nearest pharmacy, and the cost per operation will be 10 pesos. The incorporation of Farmacias del Ahorro as Santander's banking correspondent will complement the branch network by supporting financial inclusion, bringing banking services to unbanked and rural areas.

▪	Global Brands Magazine, a magazine specialized in news and surveys on the world's leading brands, identified Banco Santander México as a benchmark in the mortgage market in the country, Santander is the only bank in Mexico that offers an interest rate tailored made based on customer profile. As a result, the bank is one of the leading mortgage originators in the market.

▪	Santander México and the Business Center of Mexico City (COPARMEX CDMX by its acronym in Spanish) announced an alliance to benefit more than 5,000 associated companies with loans and other products, in order to support them in their growth and development with banking products and preferential rates. These loans can be requested in just 15 minutes in an agile, simple and completely digitally.

▪	Santander Asset Management México launched its second equity fund with environmental, social and governance criteria together with Robeco Institutional Asset Management (Robeco). The new ESG Global Equity Fund (SAM-RVG) has an international focus and invests in shares of companies around the world with high return on capital, attractive value, ESG criteria and where the performance of the company is prioritized before the region where it is located, which differentiates this product from other funds available in the country.

Earnings Release | 2Q.2021
Banco Santander México
8

▪	This quarter, Santander moved up in the rankings and reached the 4th position in auto loans with 8.6% market share as of May. All this, thanks to the alliances that the bank has with Honda, Mazda, Tesla, Suzuki and Peugeot, together with Super Auto Santander platform that integrates the commercial and insurance offering in one place, allowing to offer an online pre-approval in less than 10 minutes, letting customers to have a brand-new car in less than 24 hours.

▪	The consolidation of the Hipoteca Online digital platform continued, being the only platform in Mexico that connects all processes from end to end. In the quarter, the platform processed 96% of operations digitally, which helped the Bank consolidate as the second leading mortgage originator in the market; around 57% of originations came through Hipoteca Plus, which helps to drive cross-selling products, and 41% through Hipoteca Free. Santander continues to be the only bank in Mexico that offers a tailored interest rate based on the client's profile.

▪	The Bank continues to increase the number of its digital and mobile clients by 11% and 14% YoY, respectively. Moreover, the ratio of loyal customers continues to grow, now loyal clients represent 40% of active clients (vs 35% in the second quarter of 2020). In addition, digital transactions now account for almost 42% of total transactions, increasing from 30% compared to June 2020. As of June 2021, 50% of product sales were made through digital channels, compared to 36% a year ago.

Customers
(Thousands)				% Variation
	Jun-21	Mar-21	Jun-20	QoQ	YoY
Loyal Customers[1]	3,712	3,651	3,299	1.7	12.5
Digital Customers[2]	5,120	5,110	4,607	0.2	11.1
Mobile Customers[3]	4,846	4,824	4,270	0.4	13.5
[1]	Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

[2]	Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

[3]	Mobile customers = Clients using Supermóvil and/or Superwallet in the last 30 days.

Responsible Banking

Santander has a strong commitment to financial inclusion, poverty reduction, care for the environment and the comprehensive well-being of the communities in which it operates.

It has initiatives that promote education, entrepreneurship, gender equality and social well-being. In addition, it allocates a significant amount of human and material resources in support of these causes.

The Bank seeks to become a leading participant in contributing to the progress of people and companies in Mexico. On this regard, it works on two main challenges: New Business Environment and Inclusive and Sustainable Growth.

The objective of the New Business Environment is for Santander employees to feel in a responsible, simple, diverse and inclusive work environment, where leadership and commitment follow the Simple, Personal and Fair culture, while designing products focused on customers.

The goal to achieve an Inclusive and Sustainable Growth aims to invest in the Bank’s community, financially empowering people, supporting higher education through scholarships and leaving a minimal environmental footprint while incentivizing ESG products across all business units.

In 2018, the Group defined eleven commitments to fulfill in the coming years. For more details, please visit the Responsible Banking section in the investor relations website.

As a result of these efforts, Banco Santander Mexico has achieved the following recognitions:

Earnings Release | 2Q.2021
Banco Santander México
9

▪	In July 2021, International Finance Magazine (IFM) recognized Santander as the Best Financial Inclusion Bank and as the Most Socially Responsible Bank in Mexico.

▪	In July 2021, Santander México qualified as one of the top 10 companies in the Ranking of Super Companies for Women 2021 by TOP Companies and Grupo Expansión.

▪	In July 2021, Santander Investment Banking México was recognized by Euromoney as the Best Investment Bank in the country.

▪	In May 2021, for second consecutive year, the Bank obtained the 9th place among +25 companies within the companies category with more than 3,000 employees of “The places where everyone wants to work”.

▪	In May 2021, Santander Mexico was recognized within a LinkedIn ranking of the 25 companies to develop a career in Mexico.

▪	In May 2021, Fintech Americas grants Platinum Innovation Award to Santander's “Card without numbers” by expanding the offer of safe, accessible and inclusive products.

▪	Santander México is the only bank in the country included in the S&P “Sustainability Yearbook 2021”.

▪	In 2021, Tuiio by Santander was recognized by the Mexico Global Pact office as an outstanding practice to end poverty in Mexico, one of the 17 Sustainable Development Goals proposed by the 2030 Agenda of the United Nations.

▪	In 2021, Laura Diez Barroso, Chairman of the Board of Directors of Santander México, was named as one of "The 100 most powerful women in business" by Expansión within the framework of International Women's Day. In addition, Mrs. Diez Barroso participated in the signing of the commitment of banking to reduce the gender gap in the financial system in Mexico.

▪	In 2020, it was included in the Dow Jones Sustainability Indices for its outstanding performance in sustainability in Latin America.

▪	Also in 2020, it was included as constituted on the new S&P/BMV Total Mexico ESG Index, that replaced the IPC Sustainability Index, of which the Bank was part for seven consecutive years since 2013.

▪	Included on the FTSE4Good Index since 2018.

▪	Santander Private Banking, Best Private Banking according to Euromoney since 2017.

▪	Member of the United Nations Global Compact since 2012.

▪	Santander Mexico holds an ISO 14001:2015 certification since 2004.

▪	It has a Responsible Banking recognition since 2004 by ESR (Empresa Socialmente Responsible by its acronym in Spanish).

These indexes and recognitions evaluate the Bank’s performance across economic, environmental and social issues.

These are only some examples of the Bank’s effort to become a more responsible bank. For further information about Banco Santander México as a Responsible Bank go to:

https://servicios.santander.com.mx/comprometidos/eng/index.php

Earnings Release | 2Q.2021
Banco Santander México
10

IV. Analysis of 2Q21 Consolidated Results

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the loan portfolio showed a contraction in an annual basis, mainly in the commercial portfolio, which still faces a difficult comparison base as of June 2020, when companies drew on their committed lines of credit, while credit cards and personal loans remained weak, these contractions were partially offset by the solid performance shown in the retail portfolio, on the back of mortgages and auto loans.

Portfolio Breakdown
Million pesos				% Variation
	Jun-21	Mar-21	Jun-20	QoQ	YoY
Commercial	412,080	423,445	479,448	(2.7)	(14.1)
Middle-market	198,573	194,004	214,557	2.4	(7.4)
Corporates	65,309	70,857	104,834	(7.8)	(37.7)
SMEs	56,448	60,415	72,198	(6.6)	(21.8)
Government & Financial Entities	91,750	98,169	87,859	(6.5)	4.4

Individuals	298,243	290,544	271,771	2.6	9.7
Consumer	115,591	113,294	112,992	2.0	2.3
Credit cards	50,989	50,807	54,242	0.4	(6.0)
Other consumer	64,602	62,487	58,750	3.4	10.0
Mortgages	182,652	177,250	158,779	3.0	15.0
Total	710,323	713,989	751,219	(0.5)	(5.4)

Earnings Release | 2Q.2021
Banco Santander México
11

Total loan portfolio declined 5.4% YoY, or Ps.40,896 million, to Ps.710,323 million in June 2021. On a sequential basis, total loan portfolio decreased 0.5%, or Ps.3,666 million.

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 58.0% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 45.1% of the total. Middle-market, Corporate and SME loans represented 28.0%, 9.2% and 7.9% of the total loan portfolio, respectively.

The individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 42.0% of the total loan portfolio. Mortgage, consumer and credit card loans, represented 25.7%, 9.1% and 7.2% of the total loan portfolio, respectively.

Loan portfolio breakdown
Million pesos
	Jun-21%		Mar-21%		Jun-20%
Performing loans
Commercial	405,407	57.1	416,942	58.4	472,748	62.9

Individuals	284,515	40.1	276,287	38.7	259,627	34.6
Consumer	110,756	15.6	107,758	15.1	108,292	14.4
Credit cards	48,339	6.8	47,641	6.7	51,628	6.9
Other consumer	62,417	8.8	60,117	8.4	56,664	7.5
Mortgages	173,759	24.5	168,529	23.6	151,335	20.1
Total performing loans	689,922	97.1	693,229	97.1	732,375	97.5

Non-performing loans
Commercial	6,673	0.9	6,503	0.9	6,700	0.9

Individuals	13,728	1.9	14,257	2.0	12,144	1.6
Consumer	4,835	0.7	5,536	0.8	4,700	0.6
Credit cards	2,650	0.4	3,166	0.4	2,614	0.3
Other consumer	2,185	0.3	2,370	0.3	2,086	0.3
Mortgages	8,893	1.3	8,721	1.2	7,444	1.0
Total non-performing loans	20,401	2.9	20,760	2.9	18,844	2.5

Total loan portfolio
Commercial	412,080	58.0	423,445	59.3	479,448	63.8

Individuals	298,243	42.0	290,544	40.7	271,771	36.2
Consumer	115,591	16.3	113,294	15.9	112,992	15.0
Credit cards	50,989	7.2	50,807	7.1	54,242	7.2
Other consumer	64,602	9.1	62,487	8.8	58,750	7.8
Mortgages	182,652	25.7	177,250	24.8	158,779	21.1
Total loan portfolio	710,323	100.0	713,989	100.0	751,219	100.0

As of June 2021, commercial loans decreased 14.1% YoY, or Ps.67,368 million, driven by corporate, middle-market, SMEs and financial institutions loans, which decreased 37.7% YoY, or Ps.39,526 million, 7.4% YoY, or Ps.15,983 million, 21.8% YoY, or Ps.15,751 million and 24.0% YoY, or Ps.3,142 million, respectively. Meanwhile, government entities loans increased 9.4% YoY, or Ps.7,033 million. Sequentially, commercial

Earnings Release | 2Q.2021
Banco Santander México
12

loans decreased 2.7% or Ps.11,365 million. The YoY decrease still reflected the exceptionally high comps of 2020, when corporate and mid-market loans increased significantly in the first half of 2020. At the time, companies drew on their committed lines of credit in the face of uncertainty caused by the COVID-19 pandemic.

Mortgage loans continued showing robust growth, increasing 15.0% YoY, or Ps.23,873 million and 3.0%, or Ps.5,402 million sequentially. The “Hipoteca Plus” product remains a main driver behind this strong performance, accounting for 57% of total mortgage origination in the quarter, which also helps the Bank to increase cross-selling of other products, mainly insurance and credit cards, supporting fee income growth and build customer loyalty. In addition, the digital onboarding platform for mortgages, “Hipoteca Online”, has been key during the COVID-19 pandemic, as it helps streamline processes and eliminates the need to visit a branch. During 2Q21, 96% of the mortgages were processed through this digital platform. However, the total mortgage loan portfolio is still affected by the run-off of acquired portfolios, excluding this effect, the mortgage portfolio would have increased 19.8% YoY, almost twice as much as the market growth.

It is worth noting that auto loans showed a solid performance, increasing 4.0x in June 2021 with respect to June 2020 and a 24.7%, or Ps.2,678 million, sequentially. This was a result of the Bank alliances with leading automakers, the most recent addition being Honda, which is producing excellent results together with the alliances that already the Bank had with Mazda, Suzuki, Peugeot and Tesla, among others. According to the last information published by CNBV, as of May 2021, market share in this business was 8.5% vs. 2.0% a year ago.

Credit card loans contracted 6.0% YoY, or Ps.3,253 million, and increased 0.4% QoQ, or Ps.182 million, despite an average usage increase of 35% YoY, although a decrease of 3% QoQ, while, personal and payroll loans decreased 20.5% YoY, or Ps.3,830 million, and 1.5% YoY, or Ps.538 million, respectively, affected by weak demand conditions.

Total Deposits

Total deposits in June 2021 stood at Ps.766,663 million, a decrease of 2.9% YoY, or Ps.23,077 million, reflecting unusually high comps since March 2020, when corporates drew their credit lines and left that liquidity on the Bank’s balance sheet. On a sequential basis, total deposits remained flat. Demand deposits reached Ps.550,536 million, increasing 8.4% YoY, or Ps.42,571 million, while time deposits decreased 23.3% YoY, or Ps.65,648 million, as lower interest rates made customers favor short term liquidity and supported by the Banks efforts to improve funding mix. In turn, demand deposits increased 2.2%, or Ps.11,907 million, sequentially, while time deposits decreased 5.6% QoQ, or Ps.12,871 million. Deposits from individuals contracted 1.9% YoY, or Ps.5,183 million, and from corporates contracted 3.5% YoY, or Ps.17,894 million. The Bank continues working on the strategy focused on prioritizing individual deposits and foregoing certain expensive corporate deposits.

Earnings Release | 2Q.2021
Banco Santander México
13

Net interest income

Net interest income
Million pesos				% Variation				% Variation
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	21/20
Interest on funds available	369	371	609	(0.5)	(39.4)	740	1,326	(44.2)
Interest on margin accounts	64	61	104	4.9	(38.5)	125	274	(54.4)
Interest and yield on securities	5,735	6,243	6,217	(8.1)	(7.8)	11,978	12,671	(5.5)
Interest and yield on loan portfolio – excluding credit cards	14,871	14,804	17,623	0.5	(15.6)	29,675	35,806	(17.1)
Interest and yield on loan portfolio related to credit cards	3,057	2,911	3,507	5.0	(12.8)	5,968	7,357	(18.9)
Commissions collected on loan originations	145	142	127	2.1	14.2	287	266	7.9
Interest and premium on sale and repurchase agreements and securities loans	857	567	1,196	51.1	(28.3)	1,424	2,530	(43.7)
Interest income	25,098	25,099	29,383	(0.0)	(14.6)	50,197	60,230	(16.7)

Daily average interest-earnings assets	1,395,784	1,410,705	1,423,671	(1.1)	(2.0)	1,403,245	1,332,120	5.3

Interest from customer deposits – demand deposits	(1,869)	(1,572)	(2,583)	18.9	(27.6)	(3,441)	(5,006)	(31.3)
Interest from customer deposits – time deposits	(2,065)	(2,352)	(4,402)	(12.2)	(53.1)	(4,417)	(8,823)	(49.9)
Interest from credit instruments issued	(1,177)	(1,233)	(1,256)	(4.5)	(6.3)	(2,410)	(2,055)	17.3
Interest on bank and other loans	(484)	(510)	(946)	(5.1)	(48.8)	(994)	(1,976)	(49.7)
Interest on subordinated capital notes	(411)	(419)	(478)	(1.9)	(14.0)	(830)	(891)	(6.8)
Interest and premium on sale and repurchase agreements and securities loans	(3,322)	(3,428)	(3,787)	(3.1)	(12.3)	(6,750)	(8,652)	(22.0)
Interest expense	(9,328)	(9,514)	(13,452)	(2.0)	(30.7)	(18,842)	(27,403)	(31.2)

Daily average interest-bearing liabilities	1,250,767	1,265,176	1,269,580	(1.1)	(1.5)	1,257,958	1,192,162	5.5

Net interest income	15,770	15,585	15,931	1.2	(1.0)	31,355	32,827	(4.5)

Net interest income in 2Q21 totaled Ps.15,770 million, decreasing 1.0% YoY, or Ps.161 million, and increasing 1.2% QoQ, or Ps.185 million.

The 1.0% YoY decrease in net interest income resulted from the combination of:

i)	A 14.6%, or Ps.4,825 million, decrease in interest income, to Ps.25,098 million, which resulted from the combined effect of a 105 basis points decrease in the average interest rate received and a 2.0%, or Ps.27,887 million, decrease in average interest-earning assets; and

Earnings Release | 2Q.2021
Banco Santander México
14

ii)	A 30.7%, or Ps.4,124 million, decrease in interest expense, to Ps.9,328 million, stemming from a 124 basis points decrease in the average interest rate paid and a 1.5%, or Ps.18,813 million, decrease in interest-bearing liabilities.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 2Q21, stood at 4.52%, compared to 4.48% in 2Q20 and 4.42% in 1Q21. The increase in NIM mainly reflected a combination of lower contribution of loans to yielding assets and lower deposit cost. On a cumulative basis, NIM for 6M21 reached 4.47%, a decrease of 46 basis points from 6M20.

Interest Income

Total average interest earning assets in 2Q21 amounted to Ps.1,395,784 million, decreasing 2.0% YoY, or Ps.27,887 million, mainly driven by decreases of 7.9% YoY, or Ps.60,927 million, in the average loan portfolio, and a 58.8%, or Ps.27,333 million, in margin accounts, partly offset by a 12.1% growth, or Ps.49,958 million, in the average amount of investment in securities, by 5.2% growth, or Ps.6,007 million, in funds available, and by 5.4% increase, or Ps.4,408 million, in repurchase agreements. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	2Q20	3Q20	4Q20	1Q21	2Q21
Loan portfolio	53.9	51.6	49.2	49.7	50.6
Investment in securities	29.0	32.8	35.4	36.3	33.1
Funds available	8.2	8.4	8.8	8.1	8.8
Repurchase agreements	5.7	4.3	4.3	3.9	6.1
Margin accounts	3.3	3.0	2.3	2.0	1.4
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan originations, which in 2Q21 generated Ps.18,073 million and accounted for 72.0% of total interest income. The remaining interest income of Ps.7,025 million is broken down as follows: 22.8% from investment in securities, 3.4% from repurchase agreements, 1.5% from funds available, and 0.3% from margin accounts.

Interest income for 2Q21 decreased 14.6%, or Ps.4,285 million YoY, to Ps.25,098 million, reflecting lower interest income from total loan portfolio, investment in securities, repurchase agreements, funds available and margin accounts, which decreased 15.2%, or Ps.3,202 million, 7.8%, or Ps.482 million, 28.3%, or Ps.339 million, 39.4%, or Ps.240 million, and 38.5%, or Ps.40 million, respectively.

The average interest yield on interest-earning assets in 2Q21 stood at 7.11%, decreasing 105 basis points from 8.16% in 2Q20. Sequentially, the average interest yield on interest-earning assets remained flat, from 7.12% in 1Q21.

In 2Q21, the average interest rate on the total loan portfolio stood at 10.04%, a decrease of 85 basis points YoY, reflecting lower interest rates and change in the loan portfolio mix. Relative to 2Q20, the average reference rate (TIIE28) decreased 177 basis points. The average interest rate on the consumer loan portfolio stood at 22.80%, a decrease of 284 basis points YoY, while the yield of credit card loan portfolio stood at 23.68%, a decrease of 166 basis points YoY, the rate on the commercial loan portfolio stood at 6.71%, a decrease of 139 basis points YoY and the yield of the mortgage loan portfolio stood at 9.37%, an increase of 8 basis points YoY. The average interest rate on the investment in securities portfolio stood at 4.91%, decreasing 105 basis points YoY.

Earnings Release | 2Q.2021
Banco Santander México
15

Interest income
Million Pesos	2Q21			2Q20			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Funds available	122,067	369	1.20	116,060	609	2.08	5.2	(39.4)	(88)
Margin accounts	19,114	64	1.32	46,447	104	0.89	(58.8)	(38.5)	43
Investment in securities	462,289	5,735	4.91	412,331	6,217	5.96	12.1	(7.8)	(105)
Loan portfolio	706,727	17,928	10.04	767,654	21,130	10.89	(7.9)	(15.2)	(85)
Commissions collected on loan originations	—	145	—	—	127	—	—	14.2	—
Sale and repurchase agreements and securities loans	85,587	857	3.96	81,179	1,196	5.83	5.4	(28.3)	(187)
Interest income	1,395,784	25,098	7.11	1,423,671	29,383	8.16	(2.0)	(14.6)	(105)

Interest income decline from the total loan portfolio was 15.2%, or Ps.3,202 million, which resulted from the combined effect of a 85 basis points decrease in the average interest rate, and a 7.9%, or Ps.60,927 million, decrease in average loan portfolio volume. The decrease in interest income from the loan portfolio resulted from the following YoY combined effects by product:

▪	Commercial: 17.0%, or Ps.84,984 million decrease, with a 6.71% interest yield, which decreased 139 bps;

▪	Credit Cards: 6.7%, or Ps.3,690 million decrease, with a 23.68% interest yield, which decreased 166 bps;

▪	Consumer: 9.1%, or Ps.5,234 million increase, with a 22.80% interest yield, which decreased 284 bps; and

▪	Mortgages: 14.5%, or Ps.22,513 million increase, with a 9.37% interest yield, which increased 8 bps.

Interest income from investment in securities decreased 7.8%, or Ps.482 million, which resulted from the combined effect of an increase of 12.1%, or Ps.49,958 million, in average volume, and a 105 basis points decrease in the average interest rate. Interest income from repurchase agreements decreased 28.3%, or Ps.339 million, which resulted from the increase of 5.4%, or Ps.4,408 million, in average volume, and a 187 basis points decrease in the average interest rate.

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,250,767 million, decreasing 1.5% YoY, or Ps.18,813 million, and were driven by decreases of 25.7%, or Ps.82,840 million, in time deposits, 48.7%, or Ps.39,046 million, in bank and other loans, 7.7%, or Ps.6,385 million, in credit instruments issued, and 14.2%, or Ps.4,305 million, in subordinated capital notes. These decreases were partly offset by increases of 30.5%, or Ps.83,514 million, in repurchase agreements, and 6.3%, or Ps.30,249 million, in demand deposits.

Earnings Release | 2Q.2021
Banco Santander México
16

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	2Q20	3Q20	4Q20	1Q21	2Q21
Demand deposits	37.7	37.9	37.1	37.9	40.7
Sale and repurchase agreements and securities loans	21.6	24.8	28.6	29.7	28.5
Time deposits	25.4	24.4	21.9	20.5	19.2
Credit instruments issued	6.6	6.9	6.3	6.4	6.2
Bank and other loans	6.3	3.8	4.0	3.4	3.3
Subordinated capital notes	2.4	2.2	2.1	2.1	2.1
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 2Q21 amounted to Ps.3,934 million and Ps.3,322 million, respectively, accounting for 42.2% and 35.6% of interest expenses. The remaining Ps.2,072 million was paid as follows: 12.6% on credit instruments issued, 5.2% on bank and other loans, and 4.4% on subordinated debentures.

Interest expense for 2Q21 decreased 30.7% YoY, or Ps.4,124 million, to Ps.9,328 million, mainly driven by lower interest expenses on time deposits, demand deposits, repurchase agreements and bank and other loans.

The average interest rate on interest-bearing liabilities decreased 124 basis points to 2.95% in 2Q21. For 2Q21, the average interest rate on the main sources of funding decreased YoY as follows:

▪	199 basis points in time deposits, at an average interest rate paid of 3.40%;

▪	179 basis points in repurchase agreements, at an average interest rate paid of 3.68%; and

▪	68 basis points in demand deposits, at an average interest rate paid of 1.45%.

Interest expense
Million pesos	2Q21			2Q20			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Demand deposits	509,339	1,869	1.45	479,090	2,583	2.13	6.3	(27.6)	(68)
Time deposits	240,044	2,065	3.40	322,884	4,402	5.39	(25.7)	(53.1)	(199)
Credit instruments issued	77,064	1,177	6.04	83,449	1,256	5.95	(7.7)	(6.3)	9
Bank and other loans	41,054	484	4.66	80,100	946	4.67	(48.7)	(48.8)	(1)
Subordinated capital notes	26,032	411	6.25	30,337	478	6.23	(14.2)	(14.0)	2
Sale and repurchase agreements and securities loans	357,234	3,322	3.68	273,720	3,787	5.47	30.5	(12.3)	(179)
Interest expense	1,250,767	9,328	2.95	1,269,580	13,452	4.19	(1.5)	(30.7)	(124)

Earnings Release | 2Q.2021
Banco Santander México
17

Increases in retail deposits continue to reflect the Bank’s focus on driving profitability with a higher reliance on retail deposits. The average balance of demand deposits increased 6.3% YoY, or Ps.30,249 million, while the average balance of time deposits contracted 25.7% YoY, or Ps.82,840 million. Interest paid on demand deposits decreased 27.6% YoY, or Ps.714 million and interest paid on time deposits decreased 53.1% YoY, or Ps.2,337.

Provisions for loan losses and asset quality

During 2Q21, provisions for loan losses amounted to Ps.5,068 million, which represented a decrease of 39.3%, or Ps.3,282 million, YoY, and a 28.4%, or Ps.2,007 million, on a sequential basis, reflecting easier comps due to provisions for loan losses made in 1Q21, as some customers in the entertainment and retail sectors were affected by the COVID-19 pandemic, although remaining current, and to the additional provisions made in the 2Q20 to face the COVID-19 pandemic.

Loan Loss Reserves
Million pesos				% Variation				% Variation
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Commercial	1,823	3,414	3,149	(46.6)	(42.1)	5,237	3,933	33.2
Consumer	2,826	3,120	3,902	(9.4)	(27.6)	5,946	7,073	(15.9)
Mortgages	419	541	1,299	(22.6)	(67.7)	960	2,509	(61.7)
Total	5,068	7,075	8,350	(28.4)	(39.3)	12,143	13,515	(10.1)

Cost of Risk (%)
				Variation (bps)				Variation (bps)
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Commercial	1.63	1.85	1.49	(22)	14	1.63	1.49	14
Consumer	10.65	11.58	11.32	(93)	(67)	10.65	11.32	(67)
Mortgages	0.36	0.90	1.93	(54)	(157)	0.36	1.93	(157)
Total	2.75	3.15	3.14	(40)	(39)	2.75	3.14	(39)

Earnings Release | 2Q.2021
Banco Santander México
18

Non-performing loans as of June 2021 increased 8.3% YoY, or Ps.1,557 million, to Ps.20,401 million, and decreased Ps.359 million, or 1.7% on a sequential basis. The YoY increase in non-performing loans was due to increases of 19.5%, or Ps.1,449 million, in mortgage loans and 2.9%, or Ps.135 million, in consumer loans (including credit cards). These increases were partially offset by a decrease of 0.4%, or Ps.27 million, in commercial loans.

NPL ratio for the SMEs loan portfolio increased 126 basis points YoY and decreased 18 basis points sequentially, further affected by the economic environment. Commercial loans NPL ratio increased 22 basis points YoY and 8 basis points QoQ. At the same time, mortgage loans NPL ratio increased 18 basis points YoY and decreased 5 basis points QoQ. While consumer loan portfolio (including credit cards) NPL ratio increased 2 basis point YoY and decreased 71 basis points sequentially.

The breakdown of the non-performing loan portfolio is as follows: mortgage loans 43.6%, commercial loans 32.7% and consumer loans (including credit cards) 23.7%.

Non-Performing loan ratio (%)
				Variation (bps)
	Jun-21	Mar-21	Jun-20	QoQ	YoY
Commercial	1.62	1.54	1.40	8	22
SMEs	4.63	4.81	3.37	(18)	126
Others	1.15	1.00	1.06	15	9

Individuals
Consumer	4.18	4.89	4.16	(71)	2
Credit Card	5.20	6.23	4.82	(103)	38
Other consumer	3.38	3.79	3.55	(41)	(17)
Mortgages	4.87	4.92	4.69	(5)	18
Total	2.87	2.91	2.51	(4)	36

The aforementioned variations in non-performing loans led to an NPL ratio of 2.87% in June 2021, increasing 36 basis points from 2.51% in June 2020, still reflecting the impact of the COVID-19 pandemic, and decreasing 4 basis points compared to the 2.91% reported in March 2021.

Finally, the coverage ratio for June 2021 stood at 118.39%, decreasing from 138.81% in June 2020 and from the 120.12% in March 2021.

Earnings Release | 2Q.2021
Banco Santander México
19

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	2Q21	1Q21	1Q20	QoQ	YoY	6M21	6M20	21/20
Commission and fee income
Debit and credit card	2,291	2,235	1,983	2.5	15.5	4,526	4,259	6.3
Account management	658	650	641	1.2	2.7	1,308	1,289	1.5
Collection services	551	592	508	(6.9)	8.5	1,143	1,104	3.5
Investment funds	429	414	396	3.6	8.3	843	790	6.7
Insurance	1,471	1,285	1,369	14.5	7.5	2,756	2,600	6.0
Purchase-sale of securities and money market transactions	239	238	246	0.4	(2.8)	477	495	(3.6)
Checks trading	43	42	36	2.4	19.4	85	89	(4.5)
Foreign trade	408	394	388	3.6	5.2	802	787	1.9
Financial advisory services	343	435	435	(21.1)	(21.1)	778	871	(10.7)
Other	229	250	186	(8.4)	23.1	479	412	16.3
Total	6,662	6,535	6,188	1.9	7.7	13,197	12,696	3.9

Commission and fee expense
Debit and credit card	(959)	(785)	(820)	22.2	17.0	(1,744)	(1,815)	(3.9)
Investment funds	(1)	0	0	100.0	100.0	(1)	0	100.0
Insurance	(34)	(37)	(29)	(8.1)	17.2	(71)	(61)	16.4
Purchase-sale of securities and money market transactions	(41)	(42)	(56)	(2.4)	(26.8)	(83)	(95)	(12.6)
Checks trading	(12)	(11)	(10)	9.1	20.0	(23)	(21)	9.5
Financial advisory services	0	(7)	(9)	(100.0)	(100.0)	(7)	(10)	(30.0)
Bank Correspondents	(219)	(216)	(173)	1.4	26.6	(435)	(381)	14.2
Other	(523)	(535)	(493)	(2.2)	6.1	(1,058)	(1,018)	3.9
Total	(1,789)	(1,633)	(1,590)	9.6	12.5	(3,422)	(3,401)	0.6

Commission and fee income, net
Debit and credit card	1,332	1,450	1,163	(8.1)	14.5	2,782	2,444	13.8
Account management	658	650	641	1.2	2.7	1,308	1,289	1.5
Collection services	551	592	508	(6.9)	8.5	1,143	1,104	3.5
Investment funds	428	414	396	3.4	8.1	842	790	6.6
Insurance	1,437	1,248	1,340	15.1	7.2	2,685	2,539	5.8
Purchase-sale of securities and money market transactions	198	196	190	1.0	4.2	394	400	(1.5)
Checks trading	31	31	26	0.0	19.2	62	68	(8.8)
Foreign trade	408	394	388	3.6	5.2	802	787	1.9
Financial advisory services	343	428	426	(19.9)	(19.5)	771	861	(10.5)
Bank Correspondents	(219)	(216)	(173)	1.4	26.6	(435)	(381)	14.2
Other	(294)	(285)	(307)	3.2	(4.2)	(579)	(606)	(4.5)

Total	4,873	4,902	4,598	(0.6)	6.0	9,775	9,295	5.2

Earnings Release | 2Q.2021
Banco Santander México
20

In 2Q21, net commission and fee income totaled Ps.4,873 million, increasing 6.0% YoY, or Ps.275 million, and decreased 0.6% QoQ, or Ps.29 million. Commission and fee income increased 7.7% YoY, or Ps.474 million, to Ps.6,662 million in 2Q21, while commission and fee expense increased 12.5% YoY, or Ps.199 million, to Ps.1,789 million in 2Q21.

The main contributors to net commissions and fees were insurance fees, which accounted for 29.5% of the total, followed by credit and debit card fees, account management and collection services fees, which accounted for 27.3%, 13.5% and 11.3% of total commissions and fees, respectively.

Net commissions and fees
Breakdown (%)
	2Q21	1Q21	2Q20	6M21	6M20
Insurance	29.5	25.5	29.1	27.5	27.3
Credit cards	27.3	29.6	25.3	28.5	26.3
Account management	13.5	13.3	13.9	13.4	13.9
Collection services	11.3	12.1	11.1	11.7	11.9
Investment funds	8.8	8.4	8.6	8.6	8.5
Foreign trade	8.4	8.0	8.5	8.2	8.5
Financial advisory services	7.0	8.7	9.3	7.9	9.3
Purchase-sale of securities and money market transactions	4.1	4.0	4.1	4.0	4.3
Checks trading	0.6	0.6	0.6	0.6	0.7
Bank correspondents	(4.5)	(4.4)	(3.8)	(4.5)	(4.1)
Other	(6.0)	(5.8)	(6.7)	(5.9)	(6.6)
Total	100.0	100.0	100.0	100.0	100.0

Net commissions and fees were up 6.0% YoY, or Ps.275 million in 2Q21, mostly as a result of the following increases:

i)	A 14.5%, or Ps.169 million, in debit and credit card fees, as the economy reopens and was reflected in credit card transactions;

ii)	A 7.2%, or Ps.97 million, in insurance, driven by strong origination in mortgage and auto loans; and

iii)	An 8.5%, or Ps.43 million, in collection and payments, and a 2.7%, or Ps.17 million, in account management.

These positive contributions to net commissions and fees were partly offset by:

i)	A 19.5%, or Ps.83 million, decrease in financial advisory services, due to lower transactions.

On a cumulative basis, net commissions and fees amounted Ps.9,775 million in 6M21, reflecting a YoY increase of 5.2%, or Ps.480 million. Commission and fee income increased 3.9%, or Ps.501 million, while commission and fee expense increased 0.6%, or Ps.21 million.

Earnings Release | 2Q.2021
Banco Santander México
21

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	21/20
Valuation
Foreign exchange	668	(1,218)	(143)	—	—	(550)	2,599	(121.2)
Derivatives	1,055	2,999	(4,656)	(64.8)	122.7	4,054	(1,812)	—
Equity securities	(49)	(73)	942	(32.9)	(105.2)	(122)	21	—
Debt instruments	(1,373)	(4,895)	6,307	(72.0)	(121.8)	(6,268)	6,862	—
Valuation result	301	(3,187)	2,450	109.4	(87.7)	(2,886)	7,670	(137.6)

Purchase / sale of securities
Foreign exchange	330	2,301	1,109	(85.7)	(70.2)	2,631	(3,023)	—
Derivatives	(17)	1,180	(53)	(101.4)	67.9	1,163	(902)	—
Equity securities	40	166	(240)	(75.9)	116.7	206	(315)	—
Debt instruments	163	938	17	(82.6)	—	1,101	736	49.6
Purchase -sale result	516	4,585	833	(88.7)	(38.1)	5,101	(3,504)	—

Total	817	1,398	3,283	(41.6)	(75.1)	2,215	4,166	(46.8)

In 2Q21, Banco Santander México reported a Ps.817 million net gain from financial assets and liabilities, which compares with a gain of Ps.3,283 million in 2Q20 and a gain of Ps.1,398 million in 1Q21. The YoY decrease in net gain from financial assets and liabilities, resulted from a higher base in 2Q20, due to extraordinary gains related to the sale of certain securities to strengthen the Bank liquidity position.

The Ps.817 million net gain from financial assets and liabilities in the quarter is mostly a result of:

i)	A Ps.516 million purchase-sale gain, related to gains of Ps.330 million, Ps.163 million and Ps.40 million, in foreign exchange, debt instruments and equity securities, respectively. These gains were partly offset by a loss of Ps.17 million in derivatives; and

ii)	A Ps.301 million valuation gain, which resulted from gains of Ps.1,055 million and Ps.668 million in derivatives and foreign exchange, respectively. These gains were partly offset by losses of Ps.1,373 million and Ps.49 million, in debt instruments and equity securities.

On a cumulative basis, net gain from financial assets and liabilities for the first half of the year, reached Ps.2,215 million, representing a decrease of 46.8% YoY, or Ps.1,951 million.

Earnings Release | 2Q.2021
Banco Santander México
22

Other operating expense

Other operating expense
Million pesos				% Variation				% Variation
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	21/20

Cancellation of liabilities and reserves	(20)	90	105	(122.2)	(119.0)	70	201	(65.2)
Interest on personnel loans	47	47	67	0.0	(29.9)	94	140	(32.9)
Allowance for losses on foreclosed assets	(9)	(7)	(8)	28.6	12.5	(16)	(13)	23.1
Profit from sale of foreclosed assets	18	103	21	(82.5)	(14.3)	121	296	(59.1)
Technical advisory and technology services	21	17	39	23.5	(46.2)	38	60	(36.7)
Portfolio recovery legal expenses and costs	(239)	(352)	(206)	(32.1)	16.0	(591)	(328)	80.2
Premiums paid on guarantees for SMEs loans portfolio	(274)	(321)	(235)	(14.6)	16.6	(595)	(533)	11.6
Write-offs and bankruptcies	(175)	(251)	(124)	(30.3)	41.1	(426)	(360)	18.3
Provision for legal and tax contingencies	(53)	(54)	(77)	(1.9)	(31.2)	(107)	(168)	(36.3)
Others	142	64	186	121.9	(23.7)	206	261	(21.1)

Total	(542)	(664)	(232)	(18.4)	133.6	(1,206)	(444)	—

Other operating expenses in 2Q21 totaled Ps.542 million, higher from Ps.232 million in 2Q20 and down from Ps.664 million reported in 1Q21.

The Ps.310 million, YoY increase, in other operating expenses in 2Q21 was mainly driven by a decrease in cancellation of liabilities and reserves of 119.0%, or Ps.125 million, higher write-offs of 41.1%, or Ps.51 million, a decrease in other operating income of 23.7%, or Ps.44 million, higher premiums paid on guarantees for the SMEs loan portfolio of 16.6%, or Ps.39 million and higher legal expenses and costs related to portfolio recoveries of 16.0%, or Ps.33 million.

On a cumulative basis, other operating expenses for 6M21, reached Ps.1,206 million, representing a Ps.762 million YoY increase.

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs, such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and a long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Earnings Release | 2Q.2021
Banco Santander México
23

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	21/20
Salaries and employee benefits	4,056	3,938	3,555	3.0	14.1	7,994	7,477	6.9
Credit card operation	47	52	57	(9.6)	(17.5)	99	106	(6.6)
Professional fees	218	185	245	17.8	(11.0)	403	407	(1.0)
Leasehold	616	620	659	(0.6)	(6.5)	1,236	1,309	(5.6)
Promotional and advertising expenses	165	147	205	12.2	(19.5)	312	420	(25.7)
Taxes and duties	542	588	494	(7.8)	9.7	1,130	1,193	(5.3)
Technology services (IT)	1,221	1,297	1,181	(5.9)	3.4	2,518	2,206	14.1
Depreciation and amortization	1,161	1,182	993	(1.8)	16.9	2,343	2,008	16.7
Contributions to IPAB	943	938	1,049	0.5	(10.1)	1,881	1,883	(0.1)
Cash protection	302	289	227	4.5	33.0	591	587	0.7
Others	684	658	934	4.0	(26.8)	1,342	1,788	(24.9)

Total	9,955	9,894	9,599	0.6	3.7	19,849	19,384	2.4

Banco Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	2Q21	1Q21	2Q20	6M21	6M20
Personnel	40.7	39.8	37.0	40.3	38.6
Technology services (IT)	12.3	13.1	12.3	12.7	11.4
Depreciation and amortization	11.7	11.9	10.3	11.8	10.4
IPAB	9.5	9.5	10.9	9.5	9.7
Others	6.9	6.7	9.7	6.8	9.2
Leasehold	6.2	6.3	6.9	6.2	6.8
Taxes and duties	5.4	5.9	5.2	5.7	6.2
Cash protection	3.0	2.9	2.4	3.0	3.0
Professional fees	2.2	1.9	2.6	2.0	2.1
Promotional and advertising expenses	1.6	1.5	2.1	1.6	2.2
Credit card operation	0.5	0.5	0.6	0.4	0.4
Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 2Q21 totaled Ps.9,955 million, compared to Ps.9,599 million in 2Q20 and Ps.9,894 million in 1Q21, increasing 3.7% YoY, or Ps.356 million and 0.6% QoQ, or Ps.61 million.

The 3.7% YoY, or Ps.356 million, increase in administrative and promotional expenses was mainly due to the following increases:

i)	14.1%, or Ps.501 million, in salaries and employee benefits, mainly due to the reinforcement of certain critical business units such as auto, IT and cybersecurity;

ii)	16.9%, or Ps.168 million, in depreciations and amortizations, mainly related to the Bank’s strategic initiatives; and

iii)	33.0%, or Ps.75 million, in cash protection.

These increases were partly offset by the following decreases:

i)	26.8%, or Ps.250 million, in other expenses; and

ii)	10.1%, or Ps.106 million, in contributions to IPAB.

Earnings Release | 2Q.2021
Banco Santander México
24

The efficiency ratio for the quarter increased 688 basis points YoY and 97 basis points QoQ to 47.59%.

The recurrence ratio for 2Q21 was 48.95%, up from 47.90% in 2Q20 and 49.55% reported in 1Q21.

On a cumulative basis, administrative and promotional expenses in 6M21 amounted Ps.19,849 million, reflecting an increase of 2.4%, or Ps.465 million. The efficiency ratio for the first half of the year increased 482 basis points YoY from 42.28% in 6M20 to 47.10% in 6M21.

Efficiency[1]

+688bps
+482bps
40.71%
48.14 %
52.06%
46.62%
47.59%
+97bps
42.28%
47.10%
2Q20
3Q20
4Q20
1Q21
2Q21
6M20
6M21

[1] Quarterly = Annualized opex (2Q21*4) as percentage of annualized income before opex - net of allowances (2Q21*4).
Year to date = Annualized cumulative opex (6M21*2) as percentage of annualized cumulative income before opex - net of allowances (6M21*2).

Profit before taxes

Profit before taxes in 2Q21 was Ps.5,945 million, reflecting increases of 4.9%, or Ps.279 million, YoY, and 37.3%, or Ps.1,616 million, QoQ.

On a cumulative basis, profit before taxes for 6M21 amounted Ps.10,274 million, reflecting a YoY decrease of 20.9%, or Ps.2,710 million.

Income taxes

In 2Q21, Banco Santander México reported a tax expense of Ps.1,232 million compared to Ps.1,436 million in 2Q20 and Ps.1,050 million in 1Q21. The effective tax rate for the quarter was 20.72%, compared to 25.34% reported in 2Q20 and 24.26% in 1Q21.

On a cumulative basis, the effective tax rate for 6M21 stood at 22.21%, 351 basis points lower than the 25.72% for 6M20.

Earnings Release | 2Q.2021
Banco Santander México
25

Capitalization and liquidity

Capitalization
Million pesos	Jun-21	Mar-21	Jun-20
CET1	113,511	114,711	96,915
Tier 1	123,462	124,926	108,451
Tier 2	27,128	27,855	30,507
Total capital	150,590	152,782	138,958

Risk-weighted assets
Credit risk	536,820	526,922	545,833
Credit, market and operational risk	796,432	774,368	832,610

Credit risk ratios:
CET1 (%)	21.15	21.77	17.76
Tier 1 (%)	23.00	23.71	19.87
Tier 2 (%)	5.05	5.29	5.59
Capitalization ratio (%)	28.05	29.00	25.46

Total capital ratios:
CET1 (%)	14.25	14.81	11.64
Tier 1 (%)	15.50	16.13	13.03
Tier 2 (%)	3.41	3.60	3.65
Capitalization ratio (%)	18.91	19.73	16.69

Banco Santander México’s capital ratio at June 2021 was 18.91%, compared to 16.69% and 19.73% at June 2020 and March 2021, respectively. The 18.91% capital ratio was comprised of 14.25% of fundamental capital (CET1), 1.25% of additional capital (AT1), and 3.41% of complementary capital (Tier 2).

As of May 2021, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and the Bank remains in this category per the preliminary results dated June 30th, 2021, which is the most recent available analysis.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 2Q21 was 315.99%, which compares to 211.33% in 2Q20 and 316.00% in 1Q21. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 7.95% for June 2021, 7.61% for March 2021, 7.39% for December 2020, 6.82% for September 2020 and 6.53% for June 2020.

This ratio is defined by regulators and is calculated by dividing core capital (according to Article 2 Bis 6 (CUB)) by adjusted assets (according to Article 1, II (CUB)).

V.Relevant Events, Transactions and Activities

Relevant Events

Organizational changes within its corporate and investment banking segment

On June 14, 2021 Banco Santander México announced that Felipe García Ascencio was appointed as Deputy General Director of Corporate and Investment Banking, reporting to Héctor Grisi Checa, subject to corresponding regulatory authorizations.

General Ordinary and Extraordinary Shareholders’ Meetings

On June 09, 2021 Banco Santander México held its General Ordinary and Extraordinary Shareholders’ Meeting, at which, among others, the following resolutions were adopted:

Earnings Release | 2Q.2021
Banco Santander México
26

▪	The payment of a cash dividend in the amount of Ps.3,054 million paid on June 18, 2021; such payment was made, at a rate of Ps.0.45, in proportion to the number of shares that each shareholder held as of the record date.

▪	Due to change in the intended conditions of the Tender Offer to become a voluntary tender offer and eliminating as a requirement the delisting, the discussion on the delisting was unnecessary and no resolution was adopted in this regard. Therefore, the shares of Banco Santander México will continue listed on the BMV and NYSE.

Banco Santander México informed that its Parent Company, issued a material fact announcement

On June 8, 2021, Banco Santander México announced that Banco Santander, S.A., its Parent Company, had issued a material fact, announcing its intention to launch a voluntary Tender Offer, instead of a mandatory delisting tender offer as previously announced. This announcement complemented the ones issued on March 26 and May 24, 2021, related to the intention to make a Tender Offer.

Banco Santander México was designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission for the sixth consecutive year

On May 27, 2021, Banco Santander México was designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission (CNBV), for the sixth consecutive year. The Bank already complies with this regulatory requirement.

Banco Santander México informed that its Parent Company, issued a material fact announcement

On May 24, 2021, Banco Santander México announced that Banco Santander, S.A., its Parent Company, had issued a material fact to announce that it has determined to, if the tender offer is launched, maintain the price of Ps.24 per share and the U.S. Dollar equivalent of Ps.120.00 per ADS, despite the payment of a dividend amounting to Ps.0.45 per share (Ps.2.25 per American Depositary Share). This announcement complemented the one issued on March 26, 2021, related to the intention to make a Tender Offer.

Call to the General Ordinary and Extraordinary Shareholders’ Meetings

On May 10, 2021 Banco Santander México called to its Annual General Ordinary and Extraordinary Shareholders’ Meetings that was held on June 9, 2021 at which, among other items, it would be discussed for approval the payment of a cash dividend and the delisting.

Annual General Ordinary and Special Shareholders’ Meetings

On April 29, 2021, Banco Santander México held its Annual General Ordinary and Special Shareholders’ Meetings, and approved among other items:

▪	The integration of the Board of Directors as indicated below:

Series “F” Independent Directors
Laura Renné Diez Barroso Azcárraga	Chairwoman
Cesar Augusto Montemayor Zambrano	Director
Juan Ignacio Gallardo Thurlow	Alternate Director
Guillermo Jorge Quiroz Abed	Alternate Director
Alberto Torrado Martínez	Alternate Director
Bárbara Garza Lagüera Gonda	Alternate Director
José Eduardo Carredano Fernández	Alternate Director
Series “F” Non-Independent Directors
Héctor Blas Grisi Checa	Director
Magdalena Sofía Salarich Fernández de Valderrama	Director
Francisco Javier García-Carranza Benjumea	Director
Ángel Rivera Congosto	Director
Didier Mena Campos	Director
Rodrigo Brand de Lara	Alternate Director
Emilio de Eusebio Sanz	Alternate Director

Earnings Release | 2Q.2021
Banco Santander México
27

Series “B”Independent Directors
Antonio Purón Mier y Terán	Director
Fernando Benjamín Ruíz Sahagún	Director
María de Lourdes Melgar Palacios	Director
Esther Giménez-Salinas Colomer	Director
Jesús Federico Reyes Heroles González Garza	Alternate Director
Rogelio Zambrano Lozano	Alternate Director
Joaquín Vargas Guajardo	Alternate Director
Guillermo Francisco Vogel Hinojosa	Alternate Director

General Extraordinary Shareholders’ Meetings

On April 20, 2021 Banco Santander México held its General Extraordinary Shareholders’ Meeting, and approved the issuance of Capital Instruments up to an amount of USD $700 million. The issuance date and all the characteristics of the instrument may be modified as required by the financial authorities and considering the market conditions.

Relevant Transactions

The strategy to leverage the synergy between the Bank’s different business lines is reflected in the following operations that were closed this quarter with the collaboration between the Corporate & Investment Banking (SCIB) and Corporate & Institutional Banking.

▪	Coppel ESG Financing

Banco Santander México participated as Joint Bookrunner Administrative Agent and ESG Agent, along with three other banks, in the syndicated loan with sustainability features (ESG) for a total amount of Ps.40,000 million with a five-year term for Coppel, S.A. de C.V., a large retail store company in the country. The Bank's participation was for a total amount of Ps.10,000 million.

▪	Bio Pappel Financing

Banco Santander México participated as Mandated Lead Arranger in a syndicated loan for Bio Pappel, S.A.B. de C.V., the largest manufacturer of paper and paper products in Mexico and Latin America, for a total amount of $ 400 million dollars with a five-year term. The Bank's participation was for a total amount of $75 million dollars.

▪	Financing to AT&T

Banco Santander México participated as Arranger along with six other banks in the syndicated loan to AT&T México, a telecommunications services company, for a total amount of Ps.13,500 million with a three-year term. The Bank's participation was for a total amount of Ps.880 million.

Banco Santander México reaffirms its leadership in the letters of credit market with the following transaction:

▪	Import letters of credit to Orbia

Banco Santander México signed a contract for the issuance of import letters of credit for a total amount of $100 million dollars with Orbia Advance Corporation, S.A.B. de C.V. (Orbia), a Mexican company involved in a variety of industries such as infrastructure, chemical products, among others.

VI.Awards and Recognitions

Best Investment Bank by Euromoney magazine

On July 14, 2021 Santander Investment Banking Mexico was recognized for the first time as "Best Investment Bank" in the country by the prestigious Euromoney magazine as a result of its leadership, resilience and ability to provide comprehensive solutions in a changing and challenging environment.

Euromoney magazine, founded in 1969, is recognized worldwide as a leader in international banking and financial news and its Awards of Excellence date back to 1992.

Earnings Release | 2Q.2021
Banco Santander México
28

Note: Please refer to Strategic Initiatives and Responsible Banking Sections of this Report to consult further awards and recognitions for Banco Santander México.

VII.Credit Ratings

On July 1st, 2021, Fitch Ratings affirmed all Banco Santander México credit ratings (see table below). The Outlook is Stable. On the same date, Fitch Ratings affirmed Santander Consumo and Santander Inclusión Financiera ratings (see table below).

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	Baa1

Short term	F2	P-2

Local currency
Long term	BBB+	Baa1

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb-	N/A

Support	2	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)

Short Term	N/A	P-2 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Negative	Negative

International Issuances

Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)

Long Term Senior Unsecured Global Notes due 2025	BBB+	Baa1

Long Term Senior Unsecured Global Notes due 2022	BBB+	Baa1

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Local currency
Long term	N/A	Ba1(hyb)
National scale
Long term	N/A	A1.mx (hyb)

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Earnings Release | 2Q.2021
Banco Santander México
29

Santander Inclusión Financiera	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Notes:

▪	BCA = Baseline Credit Assessment

▪	SR = Support Rating

▪	VR = Viability Rating

▪	SCP = Standalone Credit Profile

▪	CR= Counterparty Risk Assessments

N/A = Not applicable

VIII.2Q21 Earnings Call Dial-In Information

Date:	Thursday, July, 29th, 2021
Time:	10:00 a.m. (MCT); 11:00 a.m. (US ET)
Dial-in Numbers:	1-855-327-6837 US & Canada 1-631-891-4304 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	http://public.viavid.com/index.php?id=145735
Replay:	Starting: Thursday, July 29th, 2021 at 2:00 p.m. (US ET)
Ending: Thursday, August 5th, 2021 at 11:59 p.m. (US ET)
ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 10015639

IX.Analyst Coverage

Bank of America Merrill Lynch, Barclays, BBVA, BTG Pactual, Citi, Credit Suisse, Goldman Sachs, GBM, HSBC, Invex, Itaú, JP Morgan, Morgan Stanley, Nau Securities, Signum Research, Scotiabank, UBS and Intercam.

https://www.santander.com.mx/ir/cobertura/

Santander México is covered by the above investment banks and research firms. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by the research analysts of these firms reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

X.Definition of Ratios

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

Earnings Release | 2Q.2021
Banco Santander México
30

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 2Q21*4

•	Average figures are calculated using 2Q20 and 2Q21

Earnings Release | 2Q.2021
Banco Santander México
31

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30th, 2021, Banco Santander México had total assets of Ps.1,634 billion under Mexican Banking GAAP and more than 19.2 million customers. Headquartered in Mexico City, the Company operates 1,352 branches and offices nationwide and has a total of 23,512 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.19.9062

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Earnings Release | 2Q.2021
Banco Santander México
32

LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

Earnings Release | 2Q.2021
Banco Santander México
33

XI.Consolidated Financial Statements

Banco Santander México

▪  Consolidated balance sheet

▪  Consolidated statement income

▪  Consolidated statement of changes in stockholders’ equity

▪  Consolidated statement of cash flows

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 2Q.2021
Banco Santander México
34

Consolidated balance sheet
Million pesos
	2021		2020
	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	113,843	97,483	94,802	83,502	85,658	113,427

Margin accounts	5,209	4,017	4,122	3,876	4,638	4,929

Investment in securities	458,685	558,857	575,415	552,369	540,938	368,394
Trading securities	122,957	204,194	208,089	173,679	175,739	116,232
Securities available for sale	324,353	343,332	356,039	367,422	353,978	241,000
Securities held to maturity	11,375	11,331	11,287	11,268	11,221	11,162

Debtors under sale and repurchase agreements	39,505	47,713	62,294	21,813	36,848	66,147

Derivatives	200,890	228,247	304,687	324,984	385,504	346,921
Trading purposes	193,024	218,097	296,381	315,071	376,412	334,082
Hedging purposes	7,866	10,150	8,306	9,913	9,092	12,839

Valuation adjustment for hedged financial assets	123	167	281	371	421	264

Performing loan portfolio
Commercial loans	405,407	416,942	407,941	451,752	472,748	498,956
Commercial or business activity	313,657	318,773	324,825	360,463	384,891	405,260
Financial entities loans	9,943	10,549	10,082	11,020	13,083	17,103
Government entities loans	81,807	87,620	73,034	80,269	74,774	76,593
Consumer loans	110,756	107,758	108,173	110,421	108,292	111,592
Mortgage loans	173,759	168,529	165,015	157,765	151,335	148,494
Medium and residential	163,425	157,642	153,753	145,627	138,919	135,594
Social interest	5	6	6	8	24	29
Credits acquired from INFONAVIT or FOVISSSTE	10,329	10,881	11,256	12,130	12,392	12,871
Total performing loan portfolio	689,922	693,229	681,129	719,938	732,375	759,042

Non-performing loan portfolio
Commercial loans	6,673	6,503	6,245	5,783	6,700	5,728
Commercial or business activity	6,673	6,503	6,245	5,781	6,698	5,728
Financial entities loans	0	0	0	2	2	0
Consumer loans	4,835	5,536	7,539	2,637	4,700	4,319
Mortgage loans	8,893	8,721	7,856	6,972	7,444	6,720
Medium and residential	7,119	6,805	6,079	5,516	5,864	5,095
Social interest	8	9	10	18	5	3
Credits acquired from INFONAVIT or FOVISSSTE	1,766	1,907	1,767	1,438	1,575	1,622
Total non-performing portfolio	20,401	20,760	21,640	15,392	18,844	16,767
Total loan portfolio	710,323	713,989	702,769	735,330	751,219	775,809

Allowance for loan losses	(24,152)	(24,937)	(25,291)	(25,850)	(26,157)	(22,664)
Loan portfolio (net)	686,171	689,052	677,478	709,480	725,062	753,145

Acrrued income receivable from securitization transactions	0	151	160	158	155	154
Other receivables (net)	84,993	78,686	93,628	119,989	107,968	106,093
Foreclosed assets (net)	106	92	135	119	136	155
Property, furniture and fixtures (net)	11,868	12,045	12,376	10,746	10,185	10,343
Long-term investment in shares	2,182	1,168	1,091	1,012	913	359
Deferred taxes and deferred profit sharing (net)	19,432	19,675	19,225	20,766	21,560	21,849
Deferred charges, advance payments and intangibles	11,333	10,903	10,477	9,459	9,324	9,991
Other	44	42	42	40	40	39

Total assets	1,634,384	1,748,298	1,856,213	1,858,684	1,929,350	1,802,210

Earnings Release | 2Q.2021
Banco Santander México
35

Consolidated balance sheet
Million pesos
	2021		2020
	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities
Deposits	840,840	848,345	845,107	862,618	880,490	861,518
Demand deposits	548,636	536,791	515,449	507,949	506,332	529,554
Time deposits – general public	178,069	183,904	195,736	199,815	223,703	216,206
Time deposits – money market	38,058	45,094	51,467	63,483	58,072	63,040
Credit instruments issued	74,177	80,718	80,663	89,634	90,750	51,178
Global Account uptake without movements	1,900	1,838	1,792	1,737	1,633	1,540

Bank and other loans	43,321	42,825	47,876	45,252	73,378	40,595
Demand loans	14,187	10,960	5,425	2,349	30,459	275
Short-term loans	14,895	17,793	18,338	18,904	18,972	16,973
Long-term loans	14,239	14,072	24,113	23,999	23,947	23,347

Creditors under sale and repurchase agreements	175,437	295,632	335,429	282,666	267,962	234,582
Collateral sold or pledged as guarantee	29,755	20,952	15,610	14,260	15,411	10,209
Repurchase	526	414	347	748	999	2,392
Securities loans	29,229	20,538	15,263	13,512	14,412	7,817

Derivatives	197,271	223,898	305,465	332,882	399,025	361,310
Trading purposes	187,373	211,768	286,511	308,571	371,702	336,580
Hedging purposes	9,898	12,130	18,954	24,311	27,323	24,730

Valuation adjustment of financial liabilities hedging	(1)	0	0	2	4	3

Other payables	150,840	119,429	111,181	129,664	104,481	110,432
Employee profit sharing payable	211	437	359	279	226	424
Creditors from settlement of transactions	81,831	49,320	39,945	57,490	38,272	44,548
Payable for margin accounts	69	180	5	27	109	627
Payable for cash collateral received	21,836	18,883	23,053	24,917	26,471	23,230
Sundry creditors and other payables	46,893	50,609	47,819	46,951	39,403	41,603

Subordinated credit notes	36,186	36,757	36,182	39,814	41,957	42,218

Deferred revenues and other advances	794	806	492	51	106	302

Total liabilities	1,474,443	1,588,644	1,697,342	1,707,209	1,782,814	1,661,169

Paid-in capital	35,034	34,976	34,933	35,030	34,977	34,917
Capital stock	29,799	29,799	29,799	29,799	29,799	29,799
Share premium	5,235	5,177	5,134	5,231	5,178	5,118

Other capital	124,907	124,678	123,938	116,445	111,559	106,124
Capital reserves	26,940	25,446	25,446	25,446	25,446	23,845
Retained earnings	93,089	96,673	76,672	76,837	77,013	78,802
Result from valuation of available for sale securities, net	(1,586)	563	3,632	1,276	1,516	(467)
Result from valuation of cash flow hedge instruments, net	19	159	(491)	(820)	(1,104)	(527)
Cumulative effect of conversion	9	9	9	9	9	9
Adjustment employees pension fund	(1,606)	(1,488)	(1,523)	(1,009)	(1,001)	(995)
Net income	7,992	3,279	20,154	14,674	9,644	5,414
Non-controlling interest	50	37	39	32	36	43
Total stockholders´equity	159,941	159,654	158,871	151,475	146,536	141,041

Total liabilities and stockholders´ equity	1,634,384	1,748,298	1,856,213	1,858,684	1,929,350	1,802,210
Earnings Release | 2Q.2021
Banco Santander México
36

Consolidated balance sheet
Million pesos
	2021		2020
	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	85	70	63	43	60	60
Credit commitments	245,992	243,137	249,138	233,900	241,991	239,348
Assets in trust or under mandate	192,877	192,050	204,219	202,538	203,887	182,285
Trusts	192,010	191,155	203,223	201,809	203,288	181,595
Mandates	867	895	996	729	599	690
Assets in custody or under administration	1,752,851	1,726,985	1,730,422	1,719,914	1,736,409	1,683,347
Collateral received	144,093	77,390	92,349	88,352	90,306	112,071
Collateral received and sold or pledged as guarantee	70,738	4,101	9,508	47,932	33,734	35,501
Investment banking transactions for third parties (net)	163,891	135,183	99,277	152,800	100,690	172,343
Uncollected interest earned on past due loan portfolio	957	944	866	776	890	879
Other record accounts	1,780,655	1,772,146	1,753,408	1,765,791	1,789,945	1,891,589
	4,352,139	4,152,006	4,139,250	4,212,046	4,197,912	4,317,423

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2021
Banco Santander México
37

Consolidated statement of income
Million pesos
	2021			2020
	6M	2Q	1Q	6M	4Q	3Q	2Q	1Q
Interest income	50,197	25,098	25,099	60,230	26,541	27,503	29,383	30,847
Interest expense	(18,842)	(9,328)	(9,514)	(27,403)	(10,269)	(11,414)	(13,452)	(13,951)
Net interest income	31,355	15,770	15,585	32,827	16,272	16,089	15,931	16,896

Provisions for loan losses	(12,143)	(5,068)	(7,075)	(13,515)	(3,152)	(4,596)	(8,350)	(5,165)
Net interest income after provisions for loan losses	19,212	10,702	8,510	19,312	13,120	11,493	7,581	11,731

Commission and fee income	13,197	6,662	6,535	12,696	6,201	5,659	6,188	6,508
Commission and fee expense	(3,422)	(1,789)	(1,633)	(3,401)	(1,492)	(969)	(1,590)	(1,811)
Net gain (loss) on financial assets and liabilities	2,215	817	1,398	4,166	723	1,292	3,283	883
Other operating income	(1,206)	(542)	(664)	(444)	(379)	(409)	(232)	(212)
Administrative and promotional expenses	(19,849)	(9,955)	(9,894)	(19,384)	(11,102)	(10,429)	(9,599)	(9,785)
Operating income	10,147	5,895	4,252	12,945	7,071	6,637	5,631	7,314

Equity in results of associated companies	127	50	77	39	79	60	35	4

Operating income before income taxes	10,274	5,945	4,329	12,984	7,150	6,697	5,666	7,318

Current income taxes	(1,524)	(373)	(1,151)	(5,067)	(1,065)	(1,364)	(2,023)	(3,044)
Deferred income taxes (net)	(758)	(859)	101	1,727	(605)	(303)	587	1,140
Net income	7,992	4,713	3,279	9,644	5,480	5,030	4,230	5,414

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2021
Banco Santander México
38

Consolidated statement of changes in stockholders’ equity
From January 1st to June 30th, 2021
Million pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Cumulative effect from conversion	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2020	29,799	5,134	25,446	76,672	3,632	(491)	9	(1,523)	20,154	39	158,871
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income			1,494	18,660					(20,154)		0
Dividends declared				(3,054)							(3,054)
TOTAL	0	0	1,494	15,606	0	0	0	0	(20,154)	0	(3,054)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					(5,218)						(5,218)
Result from valuation of cash flow hedge instruments, net						510					510
Recognition of share-based payments		108									108
Shares held by treasury		(7)									(7)
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(309)							(309)
Employee defined benefit measures								(83)			(83)
Result from sale of the acquiring business				1,120							1,120
Net income									7,992		7,992
Non-controlling interest										11	11

TOTAL	0	101	0	811	(5,218)	510	0	(83)	7,992	11	4,124

BALANCE AS OF JUNE 30th, 2021	29,799	5,235	26,940	93,089	(1,586)	19	9	(1,606)	7,992	50	159,941

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2021
Banco Santander México
39

Consolidated statement of cash flows
From January 1st to June 30th, 2021
Million pesos

OPERATING ACTIVITIES
Net income		7,992
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	458
Equity in income of associated companies	(127)
Depreciation of property, furniture and fixtures	1,048
Amortizations of intangible assets	1,296
Recognition of share-based payments	108
Current and deferred income taxes	2,282
Deferred employee profit sharing	9
Provisions	169
Amortizations of debt issuance expenses	9	5,252
		13,244
OPERATING ACTIVITIES
Margin accounts		(1,086)
Investment in securities		110,793
Debtors under sale and repurchase agreements		22,788
Derivatives-asset		104,737
Loan portfolio-net		(8,720)
Accrued income receivable from securitization transactions		160
Foreclosed assets		29
Other operating assets		8,647
Deposits		(4,266)
Bank and other loans		(4,555)
Creditors under sale and repurchase agreements		(159,991)
Collateral sold or pledged as guarantee		14,146
Derivatives-liability		(108,703)
Other operating liabilities		39,663
Payments of income taxes		(2,589)
Net cash provided by (used in) operating activities		11,053

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		2
Payments for acquisition of property, furniture and fixtures		(541)
Charge for return of indemnity from associated entity		54
Payments for acquisition of intangible assets		(964)

Net cash provided by (used in) investing activities		(1,449)

FINANCING ACTIVITIES
Cash payment of dividends		(3,054)
Payments associated with subordinated capital notes		(309)
Payments from associated for purchase of treasury shares		(7)

Net cash used in financing activities		(3,370)

Net Cash decrease		19,478

Adjustment to cash flows for changes in exchange rate		(437)

Funds available at the beginning of the year		94,802

Funds available at the end of the year		113,843

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

Earnings Release | 2Q.2021
Banco Santander México
40

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2021
Banco Santander México
41

XII.Notes to Consolidated Financial Statements

▪	Special accounting criteria

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 2Q.2021
Banco Santander México
42

Special accounting criteria

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

The Association of Banks of Mexico (ABM) determined to support the clients of the country's Credit Institutions by issuing various programs due to the pandemic caused by the virus SARS-CoV-2 (COVID-19). However, in order to implement these programs (support programs), it was necessary to request the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV” by its Spanish acronym) to issue various regulatory facilities in the area of accounting registration, loan portfolio classification, regulatory capital, as well as for the report to the Credit Information Societies (SIC’s by its Spanish acronym)

As a result, on March 26, 2020, the CNBV in cooperation with the Ministry of Finance and Public Credit (SHCP by its Spanish acronym) issued various special temporary accounting measures (Special Accounting Criteria) regarding loans granted to clients in order to guarantee the stability of the Financial System in Mexico in the face of the COVID-19 pandemic. Subsequently, on April 15, 2020, the CNBV issued a series of details and modifications that complement the Special Accounting Criteria.

Banco Santander México implemented various support programs for its clients, which include the partial or total deferment of principal and/or interest payments for 4 months, without interest charges, with respect to the entire amount demanded from borrowers, including accessories. Banco Santander México applied, in accordance with the established requirements, the Special Accounting Criteria on loans granted to clients who decided to join the support programs.

The Special Accounting Criteria apply to mortgage loans with guarantee, revolving and non-revolving loans directed at individuals, such as: automotive loan, personal loans, payroll loan, credit card and microcredit; as well as for commercial loans directed to legal entities or individuals with business activity in its different modalities, including agricultural loans, as long as the loan is classified as a current loan portfolio as of February 28, 2020. In the case of individual or group microcredits, the Special Accounting Criteria may be applied to operations classified as a current loan portfolio as of March 31, 2020.

The Special Accounting Criteria are applicable as long as the benefits are implemented by Banco Santander México no later than 120 days after the aforementioned dates, as follows:

•	Those loans with one-time payment of principal at maturity and periodic payments of interest, as well as loans with one-time payment of principal and interest at maturity, that are renewed or restructured will not be considered as past due loans. To this end, it is required that the new expiration term, which in its case be granted to the borrower, be no more than six months from the date on which it has expired.

•	Loans with periodic payments of principal and interest, which are subject to restructuring or renewal, may be considered as a current loan portfolio at the time said act is carried out, without the requirements established in Accounting Criterion B-6 being applicable to them "Loan portfolio” issued by the CNBV applicable to the case of merit. The foregoing, subject, among other things, to the fact that the new expiration period, which in its case is granted to the borrower, is not more than six months from the date on which it has expired.

•	The loans that from the beginning are stipulated to be revolving, which are restructured or renewed within 120 calendar days following February 28, 2020, will not be considered as past due loans in terms of the aforementioned Accounting Criterion B -6 "Loan portfolio". The aforementioned benefit may not exceed six months from the date on which they have expired.

•	In the agricultural loans and rural sectors, the new maturity term that, where appropriate, is granted to the borrowers due to the application of the Special Accounting Criteria may not be longer than 18 months, according to agricultural production and marketing cycles.

The aforementioned loans are not considered as restructured nor are they reported as past due loans to the SICs

In the event that the restructuring or renewals include deductions, waivers, bonuses, or discounts on the loan balance that result in lower payments for customers, as a mechanism to strengthen the liquidity, the constitution of the allowance for loan losses, related to the granting of deductions, waivers, bonuses and discounts to customers.

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When documenting the new loan conditions, if applicable, there must be evidence of the agreement between the parties, which can be accredited by email.

Regarding to the modifications to the mortgage loans with guarantee, which cannot be updated before a notary public, they will continue to be considered as real guarantees, for the purposes of calculating the provision for loan losses, provided they have been documented by simple contract and, when possible, ratified the signatures before a notary public, obtaining from the borrower most of the documents necessary for the modification of the mortgage, as well as the payment of taxes and duties that may be applicable. The foregoing, with the understanding that extensions of amounts will not be considered.

Those modifications to the original conditions of the loan, in which the risk profiles of the borrower are adjusted, and do not imply a total or partial deferral of principal and / or interests and that do not imply restructuring that show compliance with payment for the total amount due of principal and interests, will not be considered as restructuring, as long as:

•	These are loans registered as current portfolio as of February 28, 2020.

•	The contractual procedures for renewal or restructuring end no later than 120 calendar days after the date indicated above (June 2020).

•	It is established in said modifications that they will only be applicable for a period that cannot exceed 6 months, with credit institutions being required to maintain the risk profiles originally established for each loan, in accordance with their policies and procedures.

In applying the Special Accounting Criteria, credit institutions must adhere to the following conditions:

-	Not to make contractual modifications that explicitly or implicitly consider the capitalization of interests, nor the collection of any type of commission derived from the restructuring.

-	In the case of revolving loans addressed to natural persons, credit lines previously authorized or agreed to as of February 28, 2020 should not be restricted or decreased by more than fifty percent of the unused portion of said lines, or canceled.

-	In the case of loans to legal entities, credit lines previously authorized or agreed to as of February 28, 2020 should not be restricted or reduced, including the unused part of said lines, or canceled.

-	Do not request additional guarantees or their substitution in the case of restructuring.

For the purpose of applying the regulatory facilities described above, credit institutions must deliver to the CNBV, the general conditions of the support programs granted to clients, as well as a detailed report on the loans, where the conditions are disaggregated original loan and benefits granted with the Special Accounting Criteria, within ten business days following the end of each month, beginning in March 2020 with the documentation process of the benefits granted.

Additionally, credit institutions must disclose in notes to their annual financial statements for the years 2020 and 2021, the effects derived from the application of the Special Accounting Criteria, as well as in any public release of annual financial information for the years 2020. and 2021, and in the information from the first to the fourth quarter of 2020, as well as that corresponding to the first quarter of 2021 as required by the CNBV.

Finally, on June 29, 2020, the CNBV issued a document where it decided to extend until July 31, 2020 the period of the Special Accounting Criteria, as well as to incorporate into the aforementioned facilities those credit operations in force as of March 31, 2020.

Banco Santander México implemented, from April 1, 2020, various support programs in accordance with the Special Accounting Criteria in order to assist clients that have had a negative effect on their economy derived from the pandemic by COVID-19, as follows:

Credit card

The support consists of not demanding the minimum payment for 4 months including principal and interest, this is reflected in the client's account statement, since the minimum payment will be zero during this period.

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Once the support is requested, it will take effect 24 business hours after the request; applying for and obtaining support does not affect the customer's credit history.

Interest is generated at normal rate and these will not be part of the revolving balance, that is, there is no capitalization of interest. The customer can make payments at any time to the credit card.

It is necessary that the credit card has been in a current situation as of February 28, 2020 and that it has not been issued (formalized) after February 29, 2020. The credit card was disabled 48 hours after the client requested the support, was only enabled for recurring charges (domiciled) that are already registered. Once the support period has ended, the client may re-use the credit card.

Personal loan and payroll loan

The loan payments were suspended for a period of 4 months and the original term of the loan was extended for an additional 4 months, maintaining the composition of the payment according to the contracted plan. It is necessary that the loan has been in a current loan portfolio as of February 28, 2020 and that it has been disposed of before that date. The customer can make payments during the suspension period.

Automotive loan

The program consists of not requiring the required payment of the loan for the following 4 months, extending the original term of the loan while maintaining the contracted payments. It is necessary that the loan has been valid and contracted as of February 28, 2020, and it must not have been classified as a past due portfolio in the last 3 months.

This benefit was reflected to the client from the next payment, once it was confirmed that the client is eligible for support. The customer can make advance payments at any time.

Mortgage loan

The support consists of suspending the payment of the loan for 4 months. This benefit was reflected to the client from the next payment once it was confirmed that the client is eligible for support. There is no impact on the customer's credit history, nor will collection activities be carried out.

SME loan - Simple

The loan payment was postponed for up to 4 months, both interest and principal, which means that it is not necessary to make the monthly payment during this period. There is no affectation for the client in the credit bureau (SIC’s), which allows him to use this liquidity to solve his immediate needs.

The loan line is extended in the same monthly payments for which payment is postponed.

SME loan - Agile

The support consists of defer the payment of loans for up to 4 months, both interest and principal, without capitalization of interest. This allows the client to use this liquidity to solve immediate needs, since the minimum payment is not required. The loan conditions are maintained, the only thing that changes is the term that increases up to 4 months, without any affectation in the credit bureau (SIC’s).

As of June 30, 2021, Banco Santander México has 419,240 loans were registered in its different support programs for an amount of Ps. 120,173 million. These loans are segregated as follows:

	Numbers	Million
	of loans	pesos
Commercial loans
Commercial or business activity	18,557	Ps.42,651

Consumer loans	346,158	18,831
Mortgage loans
Medium and residential	54,516	58,690
Social interest	9	1
Credits acquired from INFONAVIT or FOVISSSTE	0	0

Total	419,240	Ps.120,173

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Banco Santander México considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals

In the same line, Banco Santander México determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Banco Santander México would have presented the following amounts in the Consolidated Balance Sheet and in the Consolidated Statement of Income as of June 30, 2021:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Performing loan portfolio:
Commercial loans
Commercial or business activity	405,407	403,558

Consumer loans	110,756	110,510

Mortgage loans
Medium and residential	163,426	160,451
Social interest	5	5
Credits acquired from INFONAVIT or FOVISSSTE	10,329	10,329

Total performing loan portfolio	689,923	684,583

Non-performing loan portfolio:
Commercial loans
Commercial or business activity	6,673	8,354

Consumer loans	4,835	5,009

Mortgage loans
Medium and residential	7,119	9,800
Social interest	8	8

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Credits acquired from INFONAVIT or FOVISSSTE	1,766	1,766

Total non-performing portfolio	20,401	24,937

Total loan portfolio	710,324	709,790

(-) Less:
Allowance for loan losses
Commercial loans
Commercial or business activity	(8,956)	(8,628)

Consumer loans	(10,918)	(10,914)
Mortgage loans
Medium and residential	(3,995)	(4,277)
Social interest	(0)	(0)
Credits acquired from INFONAVIT or FOVISSSTE	(283)	(303)

Total allowance for loan losses	(24,152)	(24,122)

Loan portfolio (net)	686,172	685,668

Consolidated statement of income
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Interest income	50,198	49,664
Of which:
Interest on loan portfolio:
Commercial loans
Commercial or business activity	14,474	14,306

Consumer loans	13,161	13,089
Mortgage loans
Medium and residential	7,569	7,275
Social interest	1	1
Credits acquired from INFONAVIT or FOVISSSTE	678	678

Total interest income	35,883	35,349

Allowance for loan losses
Commercial loans
Commercial or business activity	(8,447)	(8,118)

Consumer loans	(3,811)	(3,807)
Mortgage loans
Medium and residential	108	(195)
Social interest	7	7
Credits acquired from INFONAVIT or FOVISSSTE	0	0

Total allowance for loan losses	(12,143)	(12,113)

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Below is the calculation of the capitalization index of Banco Santander México as of June 30, 2021, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	18.91%
Accounting Criteria B-6	18.84%

(7) pb

Note: the information shown above represents consolidated financial information of Banco Santander México as of June 30, 2021. Appendix XIII details the information corresponding to its subsidiaries as of the same date

Constitution of additional and prudential estimates

As of June 30, 2021, Banco Santander México recorded Ps.1,233 million additional estimates recognized by the CNBV. These additional measures are constituted to cover risks that are not provided for in the different loan portfolio rating methodologies.

Additionally, Banco Santander México recorded Ps.2,162 million of preventive estimates for credit risks for the commercial loan portfolio, corresponding to the early recognition of impairment in accordance with the provisions of its internal models authorized by CNBV.

Based on the aforementioned, in addition to the allowance for loan losses established according to the different methodologies established by the CNBV through general provisions, a preventive estimate for credit risks higher by Ps.3,395 million for the concepts described in the previous paragraphs.

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that meet all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They are recorded for accounting purposes as a current loan portfolio in accordance with the Accounting Criteria B-6 “Loan Portfolio” as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal is duly formalized within a period that will expire on January 31, 2021.

It is optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions choose to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV must be complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consist of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

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Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020

Banco Santander México decided not to apply the Covid Accounting Facilities.

Special Accounting Criteria issued for meteorological damage

On November 30, 2020, the CNBV issued on a temporary basis, Special Accounting Criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country, regarding to consumer loans, mortgage loans and commercial loans, for customers who have their domicile or credits whose source of payment is in the affected areas, declared by the Ministry of the Interior or by “Secretaría de Gobernación” or for “Secretaría de Seguridad y Protección Ciudadana” as natural disaster areas.

In general terms, the support consists in that credit institutions can offer their customers the partial or total deferral of principal and / or interest payments for three months, six months in the case of group microcredits, or up to 18 months in the case of directed loans to the agricultural and rural sectors, with the consequent benefit for customers that their loans will continue to be reported as performing loan portfolio to credit information companies.

The loans that adhere to the benefit of the Special Accounting Criteria will allow the credit institutions not to consider them as restructured in accordance with the Accounting Criteria B-6 “Loan Portfolio” issued by the CNBV, which will allow the borrowers to allocate their resources to face the possible damages that they could have suffered from natural phenomena.

The foregoing will be applicable as long as the credit is classified in accounting as performing loan portfolio in accordance with the Accounting Criteria B-6 "Loan Portfolio" on the date of the claim established in the declaration, and the support implementation process is carried out within 120 calendar days following the date of the claim.

As of June 30, 2021, Banco Santander México has not applied the special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country.

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Significant accounting policies

Changes in Accounting Criteria issued by the CNBV

Entry into force of the new accounting pronouncements:

On December 27, 2017, a Resolution was published in the Official Gazette of the Federation (DOF by its Spanish acronym) that modifies to the Accounting Criteria issued by the Commission, in order to incorporate certain Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) to the accounting criteria applicable to credit institutions.

Subsequently, on November 15, 2018, an amending Resolution was published to the Resolution mentioned in the previous paragraph in order to extend the term of its application to January 1, 2020 so that credit institutions were able to adjust their credit systems accounting information. On November 4, 2019, the Commission announced, through the DOF, the decision to extend the entry into force of that Resolution to January 1, 2021.

In the same way, on March 13, 2020, the Commission published a Resolution that modifies the Accounting Criteria applicable to credit institutions, the update was made to be consistent with Mexican Financial Reporting Standards and International Financial Reporting Standards, which will allow institutions having transparent and comparable financial information with other countries. The entry into force of this Resolution was on January 1, 2021.

Finally, on April 8, 2020, the Commission decided to postpone until January 1, 2022 its entry into force due to the contingency SARS CoV-2 (COVID -19).

The Bank is analyzing the effects that these modifications to the accounting criteria applicable to credit institutions will have on its financial information.

Changes in the MFRS

Improvements to MFRS 2021

As from January 1, 2021, the Bank adopted the following Improvements to the MFRS, which were issued by the CINIF. These Improvements to the MFRS did not have a significant impact on the financial information presented by the Bank.

MFRS B-1, Accounting Changes and Error Corrections

MFRS B-1 establishes when the application of the retrospective method is impractical to determine the cumulative effects of an accounting change or the correction of an error for all the previous affected periods, an entity should elaborate a partial retrospective application in cases that initial effect cannot be determined, the entity should elaborate a prospective application of the accounting change.

MFRS B-6, Statement of Financial Position

This improvement focuses on updating the items that represent short-term (current) liabilities, such as lease liabilities (MFRS D-5) and other short-term liabilities (MFRS C-19).

MFRS C-2, Investment in financial instruments

In order to allow the option of recognizing investments in certain negotiable capital financial instruments that are not traded in the short term, to be valued through other comprehensive income (ORI), the main difference between these investments and the other permanent investments discussed in MFRS C-7, Investments in associates, joint ventures and other permanent investments, it is that the other permanent investments do not intend to sell, so it would be inappropriate to value them at fair value method.

MFRS B-3, Statements of Comprehensive Income, MFRS C-2, Investment in financial instruments, MFRS C-19, Financial instruments payable, MFRS C-20, Financial instruments to collect principal and interest

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Changes related to transaction costs

MFRS B-3, Statements of Comprehensive Income

There are some expenses that, although they are not frequent, are inherent to the operating activities of the entity, so they must be presented in this section, such as the costs of a strike, repairs for damage caused by a natural phenomenon, or gains or losses due to the derecognition of liabilities and the effects of the renegotiation of a financial instrument to collect principal and interest.

MFRS C-2, Investment in financial instruments

It asks us to break down in a separate item of the statement of comprehensive income or in a relative note the effect of the negotiation, in the net profit or loss for the period, within the results related to the operating activities.

MFRS C-19, Financial instruments payable

Gains or losses from write-off received or granted must be presented within the results related to operating activities, therefore it must be presented in a separate item in the comprehensive income statement that is part of the net profit or net loss

MFRS C-20, Financial instruments to collect principal and interest

The entity must present in a separate item of the statement of comprehensive income the effects of the renegotiation of a Financial Instrument to Collect Principal and Interest (IFCPI by its Spanish acronym) within the results related to operating activities.

MFRS C-2, MFRS C-19 and MFRS C-20, presented a list of the items that are part of transaction costs, which includes interest, commissions and other items paid in advance. These items are not transaction costs and are removed from the list.

MFRS C-7, Investments in associates, joint ventures and other permanent investments

International Accounting Standard (IAS) 28, Investments in associates and joint ventures does not include regulations for other permanent investments defined mainly as those permanent investments made by a holding company in entities in which it does not have control, joint control, or influence significant, but where it is not intended to be sold. Additionally, International Financial Reporting Standards (IFRS) 9, Financial Instruments, establishes that a financial asset must be measured at fair value through profit or loss, with the exception that an entity may make an irrevocable election to present subsequent changes in value in ORI reasonable investment in a capital instrument that is not held for short-term trading

MFRS C-8, Intangible assets

It incorporates the definition of amortizable amount to align the definitions of the concepts of depreciation and amortization. In the case of an intangible asset, the amortizable amount must be determined by deducting its residual value from the acquisition cost; A residual value other than zero implies that an entity expects to dispose of the intangible asset at the end of its useful life.

MFRS D-5, Leases

It establishes the mandatory disclosures of the expense related to short-term and low-value leases for which the right-of-use asset has not been recognized. in the same way, it establishes that if the transfer of an asset by the seller-lessee satisfies the requirements of MFRS D-1, Income from contracts with customers, to be recognized as a partial sale of the asset, the seller-lessee must cancel the asset transferred and recognize the right-of-use asset arising from the return lease in the proportion of the previous carrying amount of the asset that corresponds to the rights of use retained by the seller-lessee.

Investment property disclosures.

Eliminates the paragraph where it specified that right-of-use assets meet the definition of investment property, a lessee must apply the disclosure requirements according to the standard for investment property since in MFRS C-17, Investment properties, establishes does not allow the revaluation of assets by right of use.

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Variable lease payments.

It is clarified that the variable lease payment is the part of the payment established in the lease contract for the right to use an underlying asset during the lease term that varies due to changes in facts and circumstances occurring after the lease commencement date, and it is not a consequence of the passage of time. Therefore, lease payments should be included in the initial recognition of the net investment in the lease.

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Earnings per share

Earnings per ordinary share and earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	June 2021			June 2020			June 2019

		shares	Earnings		shares	Earnings		shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	7,992	6,775,331,784	1.18	9,644	6,776,874,706	1.42	10,899	6,773,864,696	1.61

Treasury stock		11,662,573			10,119,651			13,129,661

Diluted earnings per share	7,992	6,786,994,357	1.18	9,644	6,786,994,357	1.42	10,899	6,786,994,357	1.61

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	7,992	6,786,994,357	1.18	9,644	6,786,994,357	1.42	10,899	6,786,994,357	1.61

Balance outstanding shares as of June 30th, 2021	6,775,085,014

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Consolidated Balance Sheet by Segment
Million pesos
	As of June 30, 2021			As of June 30, 2020
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Funds available	41,161	55,645	17,037	39,465	37,175	9,018
Margin accounts	0	5,209	0	0	4,638	0
Investment in securities	0	121,181	337,504	0	171,569	369,369
Debtors under sale and repurchase agreements	0	39,505	0	0	36,848	0
Derivatives	0	193,024	7,866	0	376,412	9,092
Valuation adjustment for hedged financial assets	0	0	123	0	0	421
Total loan portfolio	612,063	98,260	0	615,808	135,411	0
Allowance for loan losses	(21,143)	(3,009)	0	(23,196)	(2,961)	0
Loan portfolio (net)	590,920	95,251	0	592,612	132,450	0
Accrued income receivable from securitization transactions	0	0	0	0	0	155
Other receivables (net)	788	63,940	20,265	200	93,446	14,322
Foreclosed assets (net)	106	0	0	136	0	0
Property, furniture and fixtures (net)	10,406	1,186	276	8,606	1,450	129
Long-term investment in shares	0	0	2,182	0	0	913
Deferred taxes and deferred profit sharing (net)	0	0	19,432	0	0	21,560
Other assets	2,223	1,714	7,440	1,830	1,411	6,123
Total assets	645,604	576,655	412,125	642,849	855,399	431,102

Liabilities
Deposits	629,033	111,415	26,215	619,002	122,863	47,875
Credit instruments issued	0	1,259	72,918	0	3,458	87,292
Bank and other loans	14,895	48	28,378	12,584	29,994	30,800
Creditors under sale and repurchase agreements	7,990	167,447	0	8,431	259,531	0
Collateral sold or pledged as guarantee	0	29,755	0	0	15,411	0
Derivatives	0	187,373	9,898	0	371,702	27,323
Valuation adjustment of financial liabilities hedging	0	0	(1)	0	0	4
Other payables	35,135	114,078	1,627	29,654	72,077	2,750
Subordinated credit notes	0	0	36,186	0	0	41,957
Deferred revenues and other advances	794	0	0	106	0	0
Total liabilities	687,847	611,375	175,221	669,777	875,036	238,001
Total stockholders' equity	58,832	22,231	78,878	57,967	31,232	57,337
Total liabilities and stockholders' equity	746,679	633,606	254,099	727,744	906,268	295,338

Consolidated balance sheet and consolidated income statement by segment

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Income Statement by Segment
Million pesos
	6M21			6M20
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	28,448	2,463	444	29,901	2,837	89
Provisions for loan losses	(10,451)	(1,692)	0	(13,265)	(250)	0
Net interest income after provisions for loan losses	17,997	771	444	16,636	2,587	89
Commission and fee income (net)	8,693	1,087	(5)	8,101	1,207	(13)
Net gain (loss) on financial assets and liabilities	676	1,283	256	595	2,149	1,422
Other operating income	(1,472)	1	265	(738)	37	257
Administrative and promotional expenses	(16,913)	(2,330)	(606)	(16,505)	(2,381)	(498)
Operating income	8,981	812	354	8,089	3,599	1,257

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

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Annex 1. Loan portfolio rating

Annex 1. Loan portfolio rating

As of June 30th, 2021
Million pesos
		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	648,978	1,284	2,340	339	3,963
Risk "A-1"	604,588	1,126	1,227	292	2,645
Risk "A-2"	44,390	158	1,113	47	1,318
Risk "B"	83,268	430	1,991	297	2,718
Risk "B-1"	37,398	82	1,033	72	1,187
Risk "B-2"	30,124	110	574	172	856
Risk "B-3"	15,746	238	384	53	675
Risk "C"	31,268	547	1,355	625	2,527
Risk "C-1"	19,272	452	568	137	1,157
Risk "C-2"	11,996	95	787	488	1,370
Risk "D"	20,359	3,064	1,987	1,441	6,492
Risk "E"	11,328	2,089	3,165	1,478	6,732
Total rated portfolio	795,201	7,414	10,838	4,180	22,432

Provisions created					22,432
Complementary provisions					1,720

Total					24,152

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of June 30th, 2021.

2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with their IRB methodology for middle-market and mortgages broker’s loans.

As of February 2020, the Bank concluded the parallel exercise and began to report the allowance for loan losses with their internal ratings based (IRB) model for Corporate and Investment Banking and Financial Institutions segments.

As of February 2020, the Bank informs to the CNBV, the constitution of Ps.900 million additional provisions for the organic mortgage portfolio due to the coming-up implementation of their internal rating base (IRB) model for that portfolio.

CNBV was informed about additional provisions given the environment generated by COVID-19.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

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Annex 2. Financial ratios according to CNBV

Percentages	2Q21	1Q21	2Q20	6M21	6M20

Past due loans ratio	2.87	2.91	2.51	2.87	2.51

Past due loans coverage	118.39	120.12	138.81	118.39	138.81

Operative efficiency	2.35	2.20	2.06	2.35	2.08

ROE	11.80	8.24	11.77	10.00	13.41

ROA	1.11	0.73	0.91	0.95	1.03

Capitalization ratio:
Credit Risk	28.05	29.00	25.46	28.05	25.46
Credit, Market and operational risk	18.91	19.73	16.69	18.91	16.69

Liquidity	97.13	114.05	110.73	97.13	110.73

NIM (Net Interest Margin)	2.82	2.11	1.82	2.53	2.32

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Notes to financial statements as of June 30th 2021
Million pesos, except for number of shares

1. Investment in securities

Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	8,801
Government securities	112,091
Shares	2,065
122,957

Securities available for sale:
Government securities	322,430
Private securities	1,264
Shares	659
324,353

Securities held until maturity:
Government securities	7,796
Government securities (special cetes)	3,579
11,375
Total	458,685

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	2,094
Government securities	37,411
Total	39,505

Credit balances
Bank securities	4,492
Government securities	170,497
Private securities	448
Total	175,437
(135,932)

3. Investment in securities different to government securities
At June 30th, 2021 the investments in debt securities with the same issuer (other than government), are less than 5% of the Institution’s net capital.

4. Derivatives

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4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of June 30th, 2021, are as follows:
Trading:
Swaps
Interest rate	7,595,998
Cross currency	860,776
Equity	450

Futures	Buy	Sell

Foreign currency	19,061	0
Index	0	538

Forward contracts
Foreign currency	365,280	9,566
Equity	0	204

Options	Long	Short
Interest rate	46,927	72,678
Foreign currency	63,739	63,422
Indexes	493	2,032
Equity	2,097	1,040

Total trading derivatives	8,954,821	149,480

Hedging:
Cash flow
Interest rate swaps	7,311
Cross currency swaps	13,771
Foreign Exchange Forwards	66,766

Fair value
Interest rate swaps	3,000
Cross currency swaps	28,965

Total hedging derivatives	119,813

Total derivative financial instruments	9,074,634	149,480

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of June 30th, 2021, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	Euros	Total

Commercial or business activity	254,739	55,391	2,313	1,214	313,657
Financial entities	9,252	691	0	0	9,943
Government entities	72,342	9,465	0	0	81,807
Commercial loans	336,333	65,547	2,313	1,214	405,407
Consumer loans	110,756	0	0	0	110,756
Media and residential	161,052	385	1,988	0	163,425
Of social interest	5	0	0	0	5
Credits acquired from INFONAVIT or FOVISSSTE	10,329	0	0	0	10,329
Mortgage loans	171,386	385	1,988	0	173,759
Total performing loan portfolio	618,475	65,932	4,301	1,214	689,922

6. Non-performing loan portfolio

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6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	4,358	2,315	0	6,673
Financial entities	0	0	0	0
Commercial loans	4,358	2,315	0	6,673
Consumer loans	4,835	0	0	4,835
Media and residential	6,765	88	266	7,119
Of social interest	8	0	0	8
Credits acquired from INFONAVIT or FOVISSSTE	1,766	0	0	1,766
Mortgage loans	8,539	88	266	8,893
Total non-performing loan portfolio	17,732	2,403	266	20,401

The analysis of movements in non-performing loans from December 31st, 2020 to June 30th, 2021, is as follows:

Balance as of December 31st, 2020	21,640

Plus: Transfer from performing loan portfolio to non-performing loan portfolio	19,217

Collections
Cash	(1,095)
Transfer to performing loan portfolio	(4,385)
Proceeds from foreclosure proceedings	(64)

Write-offs		(14,912)
Adjustment for exchange rate		0

Balance as of June 30th, 2021		20,401

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st. to June 30th, 2021, is as follows:

Balance as of January 1st, 2021	25,291

Allowance for loan losses	12,143
Write-offs	(14,889)
Foreign exchange result	1,607
Balance as of June 30th 2021	24,152

The table below presents a summary of write-offs by type of product as of June 30th, 2021:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,282	76	1,358	16.7
Mortgage loans	326	40	366	4.5
Credit card loans	2,938	140	3,078	37.9
Consumer loans	3,278	52	3,330	40.9
Total	7,824	308	8,132	100.0

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Second quarter
Commercial loans	1,866	114	1,980	29.3
Mortgage loans	421	48	469	6.9
Credit card loans	1,922	181	2,103	31.1
Consumer loans	2,141	64	2,205	32.6
Total	6,350	407	6,757	100.0

Accumulated 2021
Commercial loans	3,148	190	3,338	22.4
Mortgage loans	747	88	835	5.6
Credit card loans	4,860	321	5,181	34.8
Consumer loans	5,419	116	5,535	37.2
Total	14,174	715	14,889	100.0

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES, of which Ps.3,579 million correspond to the early extinction of debtor support programs:
Amount
Government Securities
Special CETES for housing loan debtor support programs	3,745

Total securities held to maturity (no reserve)	3,745
Minus-
Reserve for Special CETES	(166)
Total securities held to maturity, net	3,579

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at June 30th, 2021, is as follows:
Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	131.51	1,678
B4-270701	423-2	15,292,752	01-jul-27	131.51	2,011
B4-220804	431-2	440,294	04-aug-22	120.40	53
BC-220804	431-2	71,442	04-aug-22	40.45	3
					3,745

10. Average interest rates paid on deposits

10. Average interest rates paid on deposits

The average interest rates paid on deposits during June 2021, is as follow:
	Pesos	USD
Average balance	446,686	62,653
Interest	1,866	3
Rate	1.65%	0.02%

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11. Bank and other loans

As of June 30th, 2021, banks and other loans are constituted as follows:

Liabilities	Amount	Average Rate (%)	Maturity

Loans in pesos

Call money	13,990	4.20	From 1 to 3 days
Local bank loans	48	9.39	To 6 years
Public fiduciary funds	19,005	4.58	From 1 day to 9 years
Development banking institutions	8,401	5.34	From 1 day to 15 years
Total	41,444

Loans in foreign currency

Public fiduciary funds	1,711	1.04	From 1 day to 5 years
Development banking institutions	52	6.28	From 1 to 6 months
Total	1,763

Total loans	43,207
Accrued interests	114

Total bank and other loans	43,321

12. Current and deferred taxes

Current taxes are composed as follows at June 30th, 2021

Income taxes	932
Deferred taxes	659	(1)
Total Bank	1,591
Current and-deferred taxes from other subsidiaries	691
Total consolidated Bank	2,282

(1) Deferred taxes are composed as follows:

Global provision	(350)
Fixed assets and deferred charges	(51)
Net effect from financial instruments	255
Accrued liabilities	362
Others	443
Total Bank	659	(1)
Allowance for loan losses of subsidiaries, net	204
Others, subsidiaries	(105)
Total deferred tax, consolidated Bank	758

As of June 30th, 2021, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,807
Other	9,625
Total deferred income tax (net)	19,432
Deferred taxes registered in balance sheet accounts	19,432
Deferred taxes registered in memorandum accounts	0

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13. Employee profit sharing

As of June 30th, 2021, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

Allowance for loan losses deducting outstanding	1,931
Fixed assets and deferred charges	740
Accrued liabilities	482
Capital losses carryforward	871
Commissions and interests early collected	152
Foreclosed assets	100
Labor obligations	293
Derivative financial transactions of exchange rate	169
Deferred EPS asset:	4,738

Deferred EPS liability:

Net effect from financial instruments	(304)
Advance payments	(307)
Others	(70)
Deferred EPS liability	(681)

Less – Reserve	(352)
Deferred EPS asset (net)	3,705

14. Capitalization Ratio

Table I.1

Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	35,125
2	Earnings from previous fiscal years	92,945
3	Other elements of other comprehensive income (and other reserves)	31,756
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	159,826
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	2,404
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	6,308
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0

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14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	0
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	90
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	6,508
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	31,006
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	28,617
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	1,932
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of which: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	457
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	46,315
29	Level 1 Common Capital (CET1)	113,511
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	9,950
31	of which: Qualify as capital under the applicable accounting criteria	9,950
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0

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35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	9,950
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	9,950
45	Level 1 capital (T1 = CET1 + AT1)	123,462
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	26,235
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	893
51	Level 2 capital before regulation adjustments	27,128
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	27,128
59	Total stock (TC = T1 + T2)	150,590
60	Total Risk Weighted Assets	796,432
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	14.25%
62	Level 1 Stock (as percentage of assets weighted by total risks)	15.50%
63	Total capital (as percentage of assets weighted by total risks)	18.91%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	17.95%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%

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68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	7.25%
National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basel 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	8,329
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments”

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.

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8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

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This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.

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I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.

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46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.

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75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,628,630
BG1	Funds Available	113,843
BG2	Margin accounts	3,415
BG3	Investment in securities	458,649
BG4	Debtors under sale and repurchase agreements	39,505
BG5	Securities loans	0
BG6	Derivatives	200,890
BG7	Valuation adjustment for hedged financial assets	123
BG8	Total loan portfolio	657,124
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	84,438
BG11	Foreclosed assets (net)	106
BG12	Property, furniture and fixtures (net)	10,741
BG13	Long-term investment in shares	34,161
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	14,836
BG16	Other assets (net)	10,799
	Liabilities	1,468,794
BG17	Deposits	842,928
BG18	Bank and other loans	38,921
BG19	Creditors under sale and repurchase agreements	175,437

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BG20	Securities loans	0
BG21	Collateral sold or pledged as guarantee	29,755
BG22	Derivatives	197,271
BG23	Valuation adjustment for hedged financial liabilities	(1)
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	148,188
BG26	Subordinated debentures outstanding	36,186
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	108
	Shareholders' Equity	159,835
BG29	Paid-in capital	35,125
BG30	Other capital	124,710
	Memorandum accounts	3,983,392
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	85
BG33	Credit commitments	147,224
BG34	Assets in trust or mandate	193,070
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	1,752,851
BG37	Collateral received by the entity	144,093
BG38	Collateral received and sold or pledged as guarantee	70,738
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	843
BG41	Other accounts	1,674,488

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	2,404	BG16= 10,799 Minus: deferred charges and advance payments 1,932; intangibles 6,308; advance payments that are computed as risk assets 1,861; other assets are computed as risk assets 1,706

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2	Intangible assets	9	6,308	BG16= 10,799 Minus: deferred charges and advance payments 1,932; intangibles 2,404; advance payments that are computed as risk assets 1,861; other assets that are computed as risk assets 1,706
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0	BG9=160
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	0	BG3= 458,649 Minus: Reciprocal investments in common capital of financial entities 90; Investments in securities computed as risk assets 458,560
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	90	BG3= 458,649 Minus: Investment in own-equity securities 0; Investments in securities computed as risk assets 458,560
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	6,508	BG15= 14,836 Minus: Amount computed as risk asset 8,329
13	Reserves recognized as complementary capital	50	893	BG8= Total loan portfolio 657,124
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 34,161 Minus: Investments in subsidiaries 28,617; Investments in clearing houses 457; Investments in

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				associated companies 2,202; Other investments that are computed as risk assets 2,884
16	Investments in associated companies	26 - E	28,617	BG13= 34,161 Minus: Investments in clearing houses 457; Investments in associated companies 2,202; Other investments that are computed as risk assets 2,884
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	1,932	BG16= 10,799 Minus: intangible assets 8,712; others assets that are computed as risk assets 1,861; other assets are computed as risk assets 1,706
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	457	BG13= 34,161 Minus: Investments in subsidiaries 28,617; Investments in associated companies 2,202; other investments that are computed as risk assets 2,884
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0

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32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	35,125	BG29
35	Retained earnings	2	92,945	BG30= 124,710 Minus: other items of earned capital 31,756, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	31,756	BG30= 124,710 Minus: Retained earnings 92,945 cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	9,950	BG26= 36,186 More: Subordinated debt instruments non-convertible 26,235
39	Paid-in capital that meets with Exhibit 1-S	46	26,235	BG26= 36,186 More: Subordinated debt instruments convertible 9,950
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0
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Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.

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31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	99,354.8	7,948.4
Transactions with debt instruments in national currency with surtax and reviewable rate	1,564.9	125.2
Transactions in national currency with real rate or denominated in UDIs	9,313.7	745.1
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	8,253.4	660.3
Positions in UDIs or with yield referred to INPC	58.2	4.7
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	262.8	21.0
Transactions in foreign currency with nominal rate	58,373.8	4,669.9
Positions in foreign currency or with yield indexed to the exchange rate	6,308.6	504.7
Positions in shares or with yield indexed to the price of one share or set of shares	5,333.6	426.7
Positions in commodities	0.5	0.0
Impact Capital requirement for Gamma and Vega	0.9	0.1

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Table III.2

Assets weighted subject to credit risk by risk group

Concept	Capital Requirement
Group I-A (weighted at 0%)	0.0	0.0
Group I-A (weighted at 10%)	0.0	0.0
Group I-A (weighted at 20%)	0.0	0.0
Group I-B (weighted at 2%)	199.2	15.9
Group I-B (weighted at 4.0%)	0.0	0.0
Group II (weighted at 0%)	0.0	0.0
Group II (weighted at 20%)	2,248.0	179.8
Group II (weighted at 50%)	0.0	0.0
Group II (weighted at 100%)	28,233.1	2,258.7
Group II (weighted at 120%)	0.0	0.0
Group II (weighted at 150%)	0.0	0.0
Group III (weighted at 2.5%)	0.0	0.0
Group III (weighted at 10%)	0.0	0.0
Group III (weighted at 11.5%)	0.0	0.0
Group III (weighted at 20%)	24,993.8	1,999.5
Group III (weighted at 23%)	36.8	2.9
Group III (weighted at 25%)	0.0	0.0
Group III (weighted at 28.75%)	0.0	0.0
Group III (weighted at 50%)	0.0	0.0
Group III (weighted at 57.5%)	0.0	0.0
Group III (weighted at 60%)	0.0	0.0
Group III (weighted at 75%)	0.0	0.0
Group III (weighted at 100%)	23,890.5	1,911.2
Group III (weighted at 115%)	0.0	0.0
Group III (weighted at 120%)	0.0	0.0
Group III (weighted at 138%)	0.0	0.0
Group III (weighted at 150%)	0.0	0.0
Group III (weighted at 172.5%)	0.0	0.0
Group IV (weighted at 0%)	0.0	0.0
Group IV (weighted at 20%)	8,354.0	668.3
Group V (weighted at 10%)	0.0	0.0
Group V (weighted at 20%)	8,874.3	709.9
Group V (weighted at 50%)	0.0	0.0
Group V (weighted at 115%)	0.0	0.0
Group V (weighted at 150%)	0.0	0.0
Group VI (weighted at 20%)	0.0	0.0
Group VI (weighted at 50%)	46,291.0	3,703.3
Group VI (weighted at 75%)	35,044.0	2,803.5
Group VI (weighted at 100%)	70,867.6	5,669.4
Group VI (weighted at 120%)	0.0	0.0
Group VI (weighted at 150%)	0.0	0.0
Group VI (weighted at 172.5%)	0.0	0.0
Group VII-A (weighted at 10%)	0.0	0.0
Group VII-A (weighted at 11.5%)	0.0	0.0
Group VII-A (weighted at 20%)	5,173.1	413.9
Group VII-A (weighted at 23%)	0.0	0.0
Group VII-A (weighted at 50%)	1,634.1	130.7
Group VII-A (weighted at 57.5%)	0.0	0.0
Group VII-A (weighted at 100%)	130,103.1	10,408.2

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Group VII-A (weighted at 115%)	0.0	0.0
Group VII-A (weighted at 120%)	0.0	0.0
Group VII-A (weighted at 138%)	0.0	0.0
Group VII-A (weighted at 150%)	0.6	0.1
Group VII-A (weighted at 172.5%)	0.0	0.0
Group VII-B (weighted at 0%)	0.0	0.0
Group VII-B (weighted at 20%)	1,577.4	126.2
Group VII-B (weighted at 23%)	0.0	0.0
Group VII-B weighted at 50%)	0.0	0.0
Group VII-B weighted at 57.5%)	8,313.0	665.0
Group VII-B (weighted at 100%)	37,425.3	2,994.0
Group VII-B (weighted at 115%)	48.0	3.8
Group VII-B (weighted at 120%)	0.0	0.0
Group VII-B (weighted at 138%)	0.0	0.0
Group VII-B (weighted at 150%)	0.0	0.0
Group VII-B (weighted at 172.5%)	0.0	0.0
Group VIII (weighted at 115%)	5,721.5	457.7
Group VIII (weighted at 150%)	3,271.4	261.7
Group IX (weighted at 100%)	40,255.4	3,220.4
Group IX (weighted at 115%)	0.0	0.0
Group IX (weighted at 150%)	0.0	0.0
Group X (weighted at 1250%)	1,327.5	106.2
Other Assets (weighted at 0%)	0.0	0.0
Other Assets (weighted at 100%)	25,572.3	2,045.8
Credit Valuation Adjustment on Derivative Operations	20,512.1	1,641.0
Re-securitization with Risk Degree 1 (weighted at 20%)	5,723.0	457.8
Re-securitization with Risk Degree 2 (weighted at 50%)	0.0	0.0
Re-securitization with Risk Degree 3 (weighted at 100%)	0.0	0.0
Re-securitization with Risk Degree 4 (weighted at 350%)	0.0	0.0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	1,129.8	90.4
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0.0	0.0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0.0	0.0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0.0	0.0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0.0	0.0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0.0	0.0

Table III.3

Operational Risk weighted Assets

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	70,787	5,663

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		64,326

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Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	Ps.15,210,402,155.77
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

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Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	Ps.14,588,587,852.93
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

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Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item	Characteristics
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
			ISIN	CUSIP
2	ISIN, CUSIP or Bloomberg	144A	US05969BAC72	05969BAC7
	Identifier	Reg S	USP1507SAG23	P1507SAG2
3	Governing Law	The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Writedown), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.
Regulatory Treatment
4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th	N.A.
5	Capital category the Note qualifies as, based on Annexes 1-Q, 1-R and 1-S	“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group	Subordinated Debt issued by our Credit Institution.
7	Type of Instrument	Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital	$25,145,225,839.39
9	Instrument's Face Value	$25,878,060,000.00 (USD $1,300,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Subordinated Debt.
11	Issuance Date	October 1, 2018.
12	Type of Expiration	Expiration Date.
13	Expiration Date	October 1, 2028.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date	October 1, 2023.
15A	Does the early redemption clause contemplate Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.

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19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events

A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, , in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination..

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2

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of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock.
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$9,953,100,000 (USD $500,000,000.00)

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9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events	A Conversion Trigger Event shall occur:

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(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination; (iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate; (ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

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The conversion price shall be subject to certain anti-dilution adjustments.
27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo, Santander Hipotecario and Santander Inclusión Financiera is available on the website

www.santander.com.mx/ir

Earnings Release | 2Q.2021
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87

Leverage ratio

Table I.1
Integration of the main sources of leverage
	Item	Jun-21
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,388,234
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(46,315)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,341,920
Derivative exposures
4	Replacement cost associated with all derivatives transactions (ie net of eligible cash variation margin)	26,276
5	Add-on amounts for PFE associated with all derivatives transactions	45,587
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	71,862
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	109,622
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(70,117)
14	CCR exposure for SFT assets	1,096
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	40,602
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	147,224
18	(Adjustments for conversion to credit equivalent amounts)	(48,989)
19	Off-balance sheet items (sum of lines 17 and 18)	98,234
Capital and total exposures
20	Tier 1 capital	123,462
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,552,618
Leverage ratio
22	Basel III leverage ratio	7.95%

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Table II.1
Comparison total assets and assets adjusted
Reference	Item	Jun-21
1	Total consolidated assets as per published financial statements	1,628,630
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(46,315)
4	Adjustments for derivative financial instruments	(129,027)
5	Adjustment for securities financing transactions	1,096
6	Adjustment for off-balance sheet items	98,234
7	Other adjustments	0
	Leverage ratio exposure	1,552,618

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Jun-21
1	Total consolidated assets as per published financial statements	1,628,630
2	operative derivative financial instruments	(200,890)
3	operative securities financing transactions	(39,506)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,388,234

Table IV.1
Variation of the elements
	Mar-21	Jun-21
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	124,927	123,462	(1)
Adjusted assets	1,640,656	1,552,618	(5)
Leverage ratio	7.61%	7.95%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of June 30th, 2021, is provided:

- The Bank did not grant financing to debtors or groups of individuals representing single common risk greater than amount of core capital Bank.

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- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.47,246 million representing the 37.82% of the basic capital of the Bank.

- There are two financings greater than 10% of the basic capital of the Bank, the first with an amount of Ps43,000 million and the second with an amount of Ps.19,040 million, representing 34.42% and 15.24%, respectively.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly demand and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the domestic and foreign capital markets through the issuance of debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity through sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy
Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)

In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)

Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)

Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)

Sound market practices.

e)

Strategies proposed in the banks internal committees.

f)

Compliance with the operation policies and procedures of the institution.

19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

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For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

Likewise, business continuity is ensured through a Business Continuity Management System aligned with the best practices in the industry and covering the established corporate and local regulatory requirements.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal Affairs and Compliance

▪	Deputy General Direction of Chief Financial Officer

▪	Deputy General Direction of Enterprises and Institutions

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Corporate & Investment Banking

▪	Deputy General Direction of Public Affairs and Strategy

▪	Deputy General Direction of New Businesses

▪	Deputy General Direction of Digital and Innovation

▪	Deputy General Direction of Strategy of Business

▪	Executive Direction of Audit

▪	Executive Direction of Human Resources

▪	Deputy Head of Technology

▪	Chief Information Security Officer

▪	Executive Direction of Operations and Processes

▪	Executive Direction of Financial Inclusion

▪	Chief of Staff North America

▪	Direction of Coordination and Monitoring

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

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▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2019.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Transactions with related parties

21. Transactions with related parties

Receivable
Funds available	5,888
Debtors under sale and repurchase agreements	308
Derivatives (asset)	77,381
Performing loan portfolio	6,569
Other receivables, (net)	9,095

Payable
Time deposits	3,826
Demand deposits	8,436
Credit instruments issued	3,093
Creditors under sale and repurchase agreements	2,025
Derivatives (liability)	67,344
Other payables	11,842
Creditors from settlement of transactions	4,809
Subordinated debentures	28,478

Revenues
Interest	94
Premium on sale and repurchase agreements	10
Others	83

Net Commissions	2,982
Net gain (loss) on financial assets and liabilities	14,463

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Expenses
Interest	751
Administrative expenses	378
Technical assistance	1,531

22. Interests on loan portfolio
As of June 30th, 2021, the consolidated income statement includes, in the item "Interest income", Ps.35,643 million that correspond to interests from the loan portfolio of Banco Santander México, S.A. and Santander Consumo, S.A. de C.V. SOFOM E.R.

23. Integral Risk Management (unaudited)

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

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Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of second quarter of 2021 (unaudited) amounted to:

Bank
	VaR (Thousand of mexican pesos)%
Trading Desks	138,914.29	0.09%
Market Making	84,515.82	0.06%
Proprietary Trading	47,577.00	0.03%

Risk factor
Interest rate	137,944.12	0.09%
Foreign exchange	7,388.94	0.00%
Equity	1,538.53	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the second quarter of 2021 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	74,893.09	0.05%
Market Making	49,053.46	0.03%
Proprietary Trading	29,981.45	0.02%

Risk factor
Interest rate	76,787.33	0.05%
Foreign exchange	9,215.32	0.01%
Equity	2,628.66	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order

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to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank	Apr-21	May-21	Jun-21	Average	Apr-21	May-21	Jun-21	Average
Balance MXN GAP	36%	38%	28%	34%	29%	25%	16%	23%
Scenario	(100) bp	(100) bp	(100) bp	N/A	+100 bp	+100 bp	+100 bp	N/A
Balance USD GAP	23%	26%	23%	24%	26%	29%	29%	28%
Scenario	(25) bp	(25) bp	(25) bp	N/A	(25) bp	(25) bp	(25) bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the second quarter of 2021:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100) bp	(425)	(805)	380	+100 bp	(661)	1,100	(1,761)
Balance USD GAP	(25) bp	(227)	8	(235)	(25) bp	(876)	(780)	(96)

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	443,102	(87,103)	(55,975)	(42,175)	51,035	50,247	35,688	91,212	374,658	25,515
Non Derivative	431,177	(87,257)	(55,901)	(42,284)	50,968	50,252	35,732	91,054	366,110	22,505
Derivatives	11,925	154	(74)	109	66	(5)	(44)	159	8,549	3,010

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Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises).

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,).

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basel Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basel, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Within the credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

Counterparty Credit Risk (CCR) is defined as the risk that may arise from total or partial breach of the financial obligations contracted with the entity. It is a bilateral credit risk, as it may affect both parties of the transaction, and it is uncertain, since it is conditioned by the behaviour of markets, which are volatile.

The financial securities that generates this exposure are the financial derivatives, repurchase agreements (REPOs) and security lending. The management and control of this type of credit risk is carried out by a specific team with an organizational structure independent from the business teams.

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For the control of the counterparty credit lines, the Equivalent Credit Risk (REC) is used. The REC is the metric that represents the peak exposure or the highest potential future exposure value at a specific time interval and it can be obtained in the following ways:

•	Gross REC: it measures the exposure without considering netting and collateral agreements. It´s obtained at a transaction level and at other levels of aggregation.

•	Net REC: it measures the exposure considering netting and collateral agreements and personal or financial guarantees. It´s calculated at a netting agreement level and at other levels of aggregation.

In addition to the Counterparty Risk, there is the issuing risk, which is generated by the acquisition and / or direct disposal of public and private instruments of authorized securities and the Settlement Risk, also known for Herstatt risk for FX trading, is the risk that is generated in the exchange of securities when one of the parties fails to deliver the securities/currency/cash, committed by contract, having received the amount from the other party.

The control of Counterparty Risk is performed in a daily basis using the Interactive Risk Integrated System (IRIS), which allows to know the credit line availability for all the counterparties, for any of the instruments already mentioned and term.

For the process of control for this risk, Financial Risk Division oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Risk Management Committee, with respect to the limits to Counterparty Credit Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. Also, in a monthly basis, is presented to the Risk Management Committee the present value of the expected loss for the actual portfolio of derivatives and repos in a base scenario and two other stressed scenarios (LGD and PD).

Currently, Banco Santander has lines of counterparty credit risk with the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit and Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander for the 2Q of 2021:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Apr-21	May-21	Jun-21	Average
Sovereign Risk, Development Banking and Financial Institutions	981	966	765	904
Corporates	465	456	425	449
Project Finance	309	308	294	304
Companies	222	221	182	208

Mart to Market
Millions of U.S. Dollars
Segment	Apr-21	May-21	Jun-21	Average
Sovereign Risk, Development Banking and Financial Institutions	25,737	21,582	16,119	21,146
Corporates	(339)	(318)	(332)	(330)
Project Finance	189	195	175	186
Companies	91	85	33	70

Weighted Rating
Segment	Apr-21	May-21	Jun-21	Average
Sovereign Risk, Development Banking and Financial Institutions	6.1	6.1	6.1	6.1
Corporates	6.0	6.1	6.2	6.1
Project Finance	5.4	5.5	5.4	5.4
Companies	5.2	5.2	5.2	5.2

The average rating was calculated by weighting internal rating by exposure

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Equivalent Net Credit Risk of the lines of Issuer Risk of Banco Santander for the 2Q of 2021:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Apr-21	May-21	Jun-21	Average
Sovereign Risk, Development Banking and Financial Institutions	26,636	26,046	20,997	24,560
Corporates	67	63	64	65
Project Finance	0	0	0	0
Companies	0	0	0	0

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the 2Q of 2021, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Gross REC distribution
Type of Derivative	End of 2Q21
Interest Rate Derivatives	42.30%
Exchange Rate Derivatives	57.54%
Bonds Derivatives	0.00%
Equity Derivatives	0.16%
Total	100.00%

The Expected Loss of Banco Santander at the end of the quarter of 2021, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander are:

Expected Loss
Millions of U.S.Dollars
Segment	Apr-21	May-21	Jun-21	Average
Sovereign Risk, Development Banking and Financial Institutions	2.01	2.10	2.44	2.18
Corporates	4.79	4.69	4.06	4.51
Project Finance	2.76	2.80	2.76	2.77
Companies	1.79	1.61	1.14	1.51

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the 2Q of 2021:

Warranty
Average
Cash	68.41%
Debt issued by the Mexican Government	13.83%
Debt issued by Sovereigns other than the Mexico	17.76%

Note: In the event that the credit rating of Banco Santander is lowered, there would be no impact on the amount of real guarantees that the Institution would have to provide, because the guarantee contracts with a threshold greater than 0 are unilateral in favor of the Institution.

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement. In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty. These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement. The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve. There are two types of margins for derivatives:

•	Variation Margin: it refers to collateral delivered by a counterparty to another counterparty in order to meet its obligations under one or more transactions between the parties, as a result of a change in the value of such obligations since the last time those collaterals were delivered.

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•	Initial Margin: it refers to the collateral received by a counterparty to cover its current and future exposure in the interval between the last receipt of margin and the settlement of positions or the coverage of market risk after a default by the other counterparty.

The control of wrong-way risk is also performed by the counterparty credit risk team. This risk occurs when the "exposure to a counterparty is adversely correlated with the credit quality of that counterparty", in short it arises when default risk and credit exposure increase together. In Banco Santander (Mexico) the deals with wrong-way risk receive a special treatment, they are not included in the netting set and must have an independent CSA, so the exposure is limited.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore, it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander México; this includes:

-	Risk appetite, defined as the level of risk that the Bank is willing to accept

-	Loss annual budget, ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Banco Santander México had an average monthly loss of Ps.59 million for operational risk in general to the first quarter of 2021.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

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Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporaivo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporaivo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a quarter party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

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a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the second quarter of 2021, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

During the second quarter of 2021, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

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Summary of Derivative Financial Instruments
Million Pesos as of June 30th, 2021
				Fair Value
Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	374,847	2,075	321
Forwards	Equity	Trading	204	(7)	14

Futures	Foreign Currency	Trading	19,061	0	0
Futures	Market Index	Trading	538	0	0

Options	Equity	Trading	4,817	(1,681)	(746)
Options	Foreign Currency	Trading	127,161	(395)	202
Options	Market Index	Trading	845	28	27
Options	Interest Rate	Trading	119,605	(98)	(32)

Swaps	Cross Currency	Trading	860,776	2,901	2,971
Swaps	Interest Rate	Trading	7,548,951	2,904	3,696
Swaps	Equity	Trading	450	(76)	(124)

Forwards	Foreign Currency	Hedging	66,766	2,409	5,255

Swaps	Cross Currency	Hedging	42,736	(4,172)	(5,740)
Swaps	Interest Rate	Hedging	57,358	(269)	(1,494)

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the second quarter of 2021, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the second quarter of 2021, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions
CAPS AND FLOORS	337	6
EQUITY FORWARD	0	0
OTC EQ	93	34
OTC FX	1,093	215
SWAPTIONS	0	0
FX FORWARD	5,433	146
IRS	824	121
CCS	88	26
EQUITY SWAP	0	0

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the second quarter of 2021, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

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The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the second quarter of 2021:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	(2.65)	0.40

Vega Risk factor
	EQ	FX	IR
Total	0.12	2.16	(0.54)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	(0.02)	(0.27)

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

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•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the second quarter of 2021:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	16
Remote scenario	1,722
Possible scenario	459

24. Disclosure of the Liquidity Coverage Ratio

24. Disclosure of the Liquidity Coverage Ratio

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

These regulations came into effect on January 1st, 2015.

During the second quarter of 2021, the weighted average CCL for the Bank is 315.99%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Million pesos		Amount unweighted (average)	Weighted amount (average)

Liquidity Assets
1	Total high-quality liquid assets	Not applicable	225,575
Cash Outflows
2	Unsecured retail financing	277,487	15,227
3	Stable funding	250,438	12,522

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4	Less stable funding	27,048	2,705
5	Unsecured wholesale funding	434,690	161,503
6	Operational deposits	234,579	53,968
7	Non-operational deposits	176,324	83,748
8	Unsecured debt	23,787	23,787
9	Secured wholesale funding	Not applicable	665
10	Additional requirements:	193,694	22,153
11	Outflows related to derivatives exposures and other collateral requirements	32,356	12,538
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	161,338	9,614
14	Other contractual funding obligations	82,065	273
15	Other contingent funding obligations	11,302	11,302
16	Total Cash Out	Not applicable	211,121
Cash Inflows
17	Cash inflows secured transactions	107,415	2,120
18	Cash inflows from operations unsecured	157,751	129,002
19	Other cash inflows	4,061	4,061
20	Total Cash Inflows	269,226	135,183
	Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	225,575
22	Total Net Cash Out	Not applicable	77,983
23	Liquidity Coverage Ratio	Not applicable	315.99%

The presented numbers are subject to review and therefore they might suffer changes.

Notes related to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	91 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	The CCL does not present significant movements, since although the amount of financing is reduced during the quarter, there is a compensation in the Commercial Gap, mainly driven by an increase in deposits.

c)	Changes of major components within the quarter report.

•	The CCL does not present significant movements, since although the amount of financing is reduced during the quarter, there is a compensation in the Commercial Gap, mainly driven by an increase in deposits.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance

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program, "road shows", and any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.	Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 1Q21, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

31/03/2021	Term	Amount
Million pesos
Consolidated	90 days	278,743
Local Currency	90 days	115,178
Foreign Currency	30 days	144,972

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of March 31, 2021. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive

Money Market	129,741	37,887	0	0	0	0	0	0	91,854
Loans	940,045	59,714	96,325	73,720	107,908	255,772	114,447	232,182	(23)
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	5,189	0	0	0	0	0	0	0	5,189
Securities	629,219	83,136	17,183	9,610	12,197	133,922	105,899	43,065	224,208
Permanent	17,624	0	0	0	0	0	0	0	17,624
Other Balance Sheet Assets	2,558,162	0	0	0	0	0	0	0	2,558,162
Total Balance Sheet Assets	4,279,980	180,737	113,508	83,330	120,105	389,694	220,345	275,247	2,897,014
Money Market	(330,290)	(123,297)	0	0	0	(35)	0	0	(206,957)
Deposits	(820,072)	(183,549)	(35,932)	(30,558)	(34,929)	(108,855)	(85,903)	(340,347)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(224,932)	(7,676)	(18,883)	(22,660)	(25,208)	(76,388)	(51,735)	(1,442)	(20,939)
Equity	(163,737)	0	0	0	0	0	0	0	(163,737)

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Other Balance Sheet Liabilities	(2,561,751)	0	0	0	0	0	0	0	(2,561,751)
Total Balance Sheet Liabilities	(4,100,783)	(314,522)	(54,815)	(53,218)	(60,138)	(185,278)	(137,638)	(341,789)	(2,953,385)
Total Balance Sheet Gap	179,197	(133,785)	58,693	30,112	59,967	204,416	82,708	(66,542)	(56,371)
Total Off-Balance Sheet Gap	(1,675)	(24,430)	(260)	305	(386)	4,208	(211)	(223)	19,322
Total Structural Gap		(113,153)	58,379	29,953	58,832	208,624	82,497	(66,764)	(80,846)
Accumulated Gap		(109,333)	(54,774)	(24,821)	42,777	242,635	325,132	258,368	177,521

II.	Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

On April 8th the Banking Liquidity Regulatory Committee held a meeting and approved some exceptions to the established Liquidity Requirements (CCL). Those exceptions are listed below:

•	Liquid assets that were eligible as liquid assets as of February 28th, 2020 may continue to be considered as such, even if they would otherwise no longer be eligible as a result of the volatility in financial markets in recent weeks.

•	The liquidity reserves calculation for potential margin calls and valuation changes of portfolios of derivatives (LBA) may exclude data for March 2020.

•	Temporary exceptions are granted to some corrective measures indicated in the Liquidity Requirements, like not considering an institution to not comply with the CCL if it is classified in scenarios III, IV or V of the Liquidity Requirements. The aforementioned exceptions initially was in place for six months starting on February 28th, 2020, however Banxico and the CNBV has so far determined extend it indefinitely.

By applying some of the exceptions mentioned, the CCL is 315.99%, according to the format reported above.

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25. Underlying Assets

25. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on to monthly basis at the Internet site https://www.santander.com.mx/personas/regulacion/titulos.html ,the information regarding the behavior of the Underlying Assets of the Series in effect.

Indexes

Index	Ticker Symbol
Eurostoxx 50	SX5E
EURO STOXX 50ESG-X	SX5EESGX

i)	Eurostoxx 50

Description

Eurostoxx 50 is to stock index of the European zone designed by Stoxx Ltd, an index supplier of Deutsche Böese and SIX Group. Its goal is to provide to “blue chip” representation of the leaders of the European zone.

Methodology

The index universe is defined as all the components of the 19 Euro Stoxx indexes of the supersector. The components stocks are ranked regarding the shares outstanding. The more floating shares are added to the selection list until the coverage is closed, but without not exceeding 60% of the free floatation from the Total Euro Stoxx Market Index (TMI). If the following ordered stocks have to coverage of nearly 60% in absolute terms, then they will be added to the selected list.

Any remaining stock that is an actual component of the index is added to the selection list.

The listed stocks are ordered from the highest to the lowest. The actions in the list are ordered from highest to lowest shares. In exceptional cases, the Oversight Committee may add or remove stocks to the list.

Selection of the shares:

• The 40 stocks with more outstanding shares in the selection list are chosen as components.
• Any remaining component of the Euro Stoxx 50 index place between 41 and 60 is added as index component
• If the number of components is still less than 50 , then the actions with the highest number of shares outstanding are added to make 50 shares.

Frequency of Review
The index composition is reviewed annually in September. The components are monitored monthly.

Weighting
The index is weighted by market capitalization of free float. The weight of each component is capped to 10% of the free float market. Free float weights are reviewed quarterly.

Here the list of values in the sample:

Ticker	Name	Ticker	Name
OR FP Equity	L'Oreal SA	ENI IM Equity	Eni SpA
DG FP Equity	Vinci SA	ENGI FP Equity	Engie SA
ASML NA Equity	ASML Holding NV	ABI BB Equity	Anheuser-Busch InBev SA/NV
SAN SQ Equity	Banco Santander SA	ADYEN NA Equity	Adyen NV
PHIA NA Equity	Koninklijke Philips NV	SAN FP Equity	Sanofi
TTE FP Equity	TotalEnergies SE	ENEL IM Equity	Enel SpA
AI FP Equity	Air Liquide SA	SU FP Equity	Schneider Electric SE
CS FP Equity	AXA SA	ALV GY Equity	Allianz SE
BNP FP Equity	BNP Paribas SA	AIR FP Equity	Airbus SE
BN FP Equity	Danone SA	BAYN GY Equity	Bayer AG
EL FP Equity	EssilorLuxottica SA	BMW GY Equity	Bayerische Motoren Werke AG
VIV FP Equity	Vivendi SE	CRH ID Equity	CRH PLC

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MC FP Equity	LVMH Moet Hennessy Louis Vuitton SE	BAS GY Equity	BASF SE
KER FP Equity	Kering SA	SIE GY Equity	Siemens AG
AMS SQ Equity	Amadeus IT Group SA	VOW3 GY Equity	Volkswagen AG
SAF FP Equity	Safran SA	MUV2 GY Equity	Munich Re
AD NA Equity	Koninklijke Ahold Delhaize NV	SAP GY Equity	SAP SE
IBE SQ Equity	Iberdrola SA	RI FP Equity	Pernod Ricard SA
INGA NA Equity	ING Groep NV	ADS GY Equity	adidas AG
LIN GY Equity	Linde PLC	DTE GY Equity	Deutsche Telekom AG
PRX NA Equity	Prosus NV	DPW GY Equity	Deutsche Post AG
ITX SQ Equity	Industria de Diseño Textil SA	DAI GY Equity	Daimler AG
KNEBV FH Equity	Kone Oyj	IFX GY Equity	Infineon Technologies AG
FLTR ID Equity	Flutter Entertainment PLC	DB1 GY Equity	Deutsche Boerse AG
ISP IM Equity	Intesa Sanpaolo SpA	VNA GY Equity	Vonovia SE

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.stoxx.com

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	2,761.37	3,290.52	562,754,603.16
2017	3,230.68	3,697.40	480,238,812.63
2018	2,937.36	3,672.29	495,508,357.82
2019	2,954.66	3,782.27	450,435,611.05
2020	2,385.82	3,865.18	518,941,433.31
2nd Sem. 2019	3,282.78	3,782.27	427,656,156.48
1st Sem. 2020	2,385.82	3,865.18	629,402,342.08
2nd Sem. 2020	2,958.21	3,581.37	409,681,186.58
1st Sem. 2021	3,481.44	4,158.14	338,311,281.07
January 2021	3,481.44	3,645.05	361,690,634.39
February 2021	3,530.85	3,734.20	407,596,249.29
March 2021	3,669.54	3,926.20	401,005,656.68
April 2021	3,940.46	4,032.99	272,934,422.50
May 2021	3,924.80	4,070.56	298,168,513.58
June 2021	4,064.30	4,158.14	291,560,175.80

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Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

SXE108R DC063

Market price	Observed price	Payment rights (MXN)
1.00	38.37	Ps. 90.00
6.00	230.19	Ps. 90.00
11.00	422.02	Ps. 90.00
16.00	613.85	Ps. 90.00
21.00	805.67	Ps. 90.00
26.00	997.50	Ps. 90.00
31.00	1189.33	Ps. 90.00
36.00	1381.15	Ps. 90.00
41.00	1572.98	Ps. 90.00
46.00	1764.81	Ps. 90.00
51.00	1956.64	Ps. 90.00
56.00	2148.46	Ps. 90.00
61.00	2340.29	Ps. 90.00
66.00	2532.12	Ps. 90.00
71.00	2723.94	Ps. 90.00
76.00	2915.77	Ps. 90.00
81.00	3107.60	Ps. 90.00
86.00	3299.42	Ps. 90.00
91.00	3491.25	Ps. 91.00
96.00	3683.08	Ps. 96.00
101.00	3874.91	Ps. 125.00
106.00	4066.73	Ps. 125.00
111.00	4258.56	Ps. 125.00
116.00	4450.39	Ps. 125.00

Earnings Release | 2Q.2021
Banco Santander México
110

121.00	4642.21	Ps. 125.00
126.00	4834.04	Ps. 126.00
131.00	5025.87	Ps. 131.00
136.00	5217.69	Ps. 136.00
141.00	5409.52	Ps. 141.00
146.00	5601.35	Ps. 146.00
151.00	5793.18	Ps. 151.00
156.00	5985.00	Ps. 156.00
161.00	6176.83	Ps. 161.00
166.00	6368.66	Ps. 166.00
171.00	6560.48	Ps. 171.00
176.00	6752.31	Ps. 176.00
181.00	6944.14	Ps. 181.00
186.00	7135.96	Ps. 186.00
191.00	7327.79	Ps. 191.00
196.00	7519.62	Ps. 196.00
201.00	7711.45	Ps. 201.00
206.00	7903.27	Ps. 206.00
211.00	8095.10	Ps. 211.00
216.00	8286.93	Ps. 216.00
221.00	8478.75	Ps. 221.00
226.00	8670.58	Ps. 226.00
231.00	8862.41	Ps. 231.00

ii)	EURO STOXX 50 ESG-X (SX5EESGX)

Description

The EURO STOXX 50 ESG-X index is based on the EURO STOXX 50 index. A set of standardized ESG exclusion criteria are applied with the aim of reducing idiosyncratic risks and reputation. STOXX will exclude all companies that are involved in controversial weapons, tobacco production and that derive income from the extraction or exploration of thermal coal or that have thermal coal power generation capacity.

Methodology

The index universe is defined by a selection from the set of intersections of the STOXX Europe 600 and the STOXX ESG Leaders Index. Based on the percentiles of the ESG scores, the average overall score is calculated. The percentiles of the required ESG scores are obtained from the STOXX Global ESG Leaders Indices. Unlike the STOXX Global ESG Leaders indices, only for the blue-chip indices the General Index will be launched and no specialized indices (Environmental, Governance, Social) will be established. The STOXX ESG Leaders Blue Chip Indices are selected based on free float market capitalization. The first 50 components are selected within each region. STOXX will exclude all companies that are involved in controversial weapons, tobacco production and that derive income from the extraction or exploration of thermal coal or that have thermal coal power generation capacity.

Frequency of Review

The indices are reviewed annually in September. The review deadline is the last broadcast day of the month prior to the review month.

Weighting

The index is weighted by free-floating market capitalization. The weight of each component depends on a weighting factor based on the overall ESG Rating.

Earnings Release | 2Q.2021
Banco Santander México
111

Here the list of values in the sample

Ticker	Name	Ticker	Name
OR FP Equity	L'Oreal SA	ENI IM Equity	Eni SpA
DG FP Equity	Vinci SA	ENGI FP Equity	Engie SA
ASML NA Equity	ASML Holding NV	ABI BB Equity	Anheuser-Busch InBev SA/NV
SAN SQ Equity	Banco Santander SA	ADYEN NA Equity	Adyen NV
PHIA NA Equity	Koninklijke Philips NV	SAN FP Equity	Sanofi
TTE FP Equity	TotalEnergies SE	ENEL IM Equity	Enel SpA
AI FP Equity	Air Liquide SA	SU FP Equity	Schneider Electric SE
CS FP Equity	AXA SA	ALV GY Equity	Allianz SE
BNP FP Equity	BNP Paribas SA	BAYN GY Equity	Bayer AG
BN FP Equity	Danone SA	BMW GY Equity	Bayerische Motoren Werke AG
VIV FP Equity	Vivendi SE	CRH ID Equity	CRH PLC
EL FP Equity	EssilorLuxottica SA	BAS GY Equity	BASF SE
MC FP Equity	LVMH Moet Hennessy Louis Vuitton SE	SIE GY Equity	Siemens AG
KER FP Equity	Kering SA	VOW3 GY Equity	Volkswagen AG
AMS SQ Equity	Amadeus IT Group SA	MUV2 GY Equity	Munich Re
AD NA Equity	Koninklijke Ahold Delhaize NV	SAP GY Equity	SAP SE
IBE SQ Equity	Iberdrola SA	RI FP Equity	Pernod Ricard SA
INGA NA Equity	ING Groep NV	ADS GY Equity	adidas AG
LIN GY Equity	Linde PLC	DTE GY Equity	Deutsche Telekom AG
PRX NA Equity	Prosus NV	DPW GY Equity	Deutsche Post AG
ITX SQ Equity	Industria de Diseño Textil SA	DAI GY Equity	Daimler AG
KNEBV FH Equity	Kone Oyj	IFX GY Equity	Infineon Technologies AG
FLTR ID Equity	Flutter Entertainment PLC	DB1 GY Equity	Deutsche Boerse AG
ISP IM Equity	Intesa Sanpaolo SpA	VNA GY Equity	Vonovia SE

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.stoxx.com

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	107.08	127.37	—
2017	124.97	142.10	—
2018	111.76	140.67	—
2019	112.50	142.82	—
2020	92.17	146.14	513,449,265.29
2nd Sem. 2019	123.82	142.82	—
1st Sem. 2020	92.17	146.14	622,890,887.49
2nd Sem. 2020	113.57	136.62	405,197,225.93
1st Sem. 2021	133.29	158.68	335,724,346.97
January 2021	133.29	139.31	358,988,692.55
February 2021	135.27	142.84	404,747,244.79
March 2021	140.06	150.21	397,958,347.48
April 2021	150.76	154.13	270,600,715.10
May 2021	150.06	155.46	295,793,845.87
June 2021	155.35	158.68	289,339,834.40

Earnings Release | 2Q.2021
Banco Santander México
112

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

SXG112L DC001

Market price	Observed price	Observation dates 1 to 2	Exercise dates 1 to 2	Exercise date 3
0.00	0.00	0.00	0.00	Ps. 0.00
116.22	5.00	0.00	0.00	Ps. 5.00
232.45	10.00	0.00	0.00	Ps. 10.00
348.67	15.00	0.00	0.00	Ps. 15.00
464.89	20.00	0.00	0.00	Ps. 20.00
581.11	25.00	0.00	0.00	Ps. 25.00
697.34	30.00	0.00	0.00	Ps. 30.00
813.56	35.00	0.00	0.00	Ps. 35.00
929.78	40.00	0.00	0.00	Ps. 40.00
1,046.00	45.00	0.00	0.00	Ps. 45.00
1,162.23	50.00	0.00	0.00	Ps. 50.00

Earnings Release | 2Q.2021
Banco Santander México
113

Market price	Observed price	Observation dates 1 to 2	Exercise dates 1 to 2	Exercise date 3
1,278.45	55.00	0.00	0.00	Ps. 55.00
1,394.67	60.00	0.00	0.00	Ps. 60.00
1,510.89	65.00	0.00	0.00	Ps. 65.00
1,627.12	70.00	0.00	0.00	Ps. 70.00
1,743.34	75.00	0.00	0.00	Ps. 75.00
1,859.56	80.00	0.00	0.00	Ps. 80.00
1,975.78	85.00	0.00	0.00	Ps. 85.00
2,092.01	90.00	0.00	0.00	Ps. 90.00
2,208.23	95.00	1.51	0.00	Ps. 101.51
2,324.45	100.00	0.00	101.51	Ps. 101.51
2,440.67	105.00	0.00	101.51	Ps. 101.51
2,556.90	110.00	0.00	101.51	Ps. 101.51
2,673.12	115.00	0.00	101.51	Ps. 101.51
2,789.34	120.00	0.00	101.51	Ps. 101.51
2,905.56	125.00	0.00	101.51	Ps. 101.51
3,021.79	130.00	0.00	101.51	Ps. 101.51
3,138.01	135.00	0.00	101.51	Ps. 101.51
3,254.23	140.00	0.00	101.51	Ps. 101.51

Stocks

For more information regarding stocks, investors may consult the following Internet sites

www.bmv.com.mx

www.bloomberg.com

Bloomberg page does not constitute a part of the prospectus and consequently, the Commission did not review it.

Some Issuers have a Market Maker. The effect of the performance of the market maker is reflected as an increase in the levels of operation and an improvement in the bid-offer spread of the prices of the stocks of the corresponding Issuer.

Stock	Ticker
Amazon.com, Inc.	AMZN*
Alibaba Group Holding Limited	BABA N
The Boeing Company	BA*
Booking Holdings Inc.	BKNG*
CVS Health Corporation	CVS*

Earnings Release | 2Q.2021
Banco Santander México
114

Facebook, Inc.	FB*
iShares China Large-Cap ETF	FXI*
iShares Global Energy ETF	ICLN*
Intel Corporation	INTC*
Spotify Technology S.A.	SPOT N
The Coca-Cola Company	KO*
MercadoLibre Inc.	MELI*
Microsoft Corporation	MSFT*
NVIDIA Corporation	NVDA*
Paypal Holdings, Inc.	PYPL*
Tesla Motors, Inc.	TSLA*
Materials Select Sector SPDR	XLB*
Energy Select Sector SPDR	XLE*
Health Care Sector SPDR	XLV*

(i)	Amazon.com, Inc. (AMZN*)

Stock Market where it is quoted:

Nasdaq

Description:

Amazon.com, Inc. is an online retailer that offers a wide range of products. Its products include books, music, videos, computers, electronics, home, and garden, among others. It offers personalized services, online credit card payments and direct shipping to clients.

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	715.62	844.36	3,553,737.98
2017	749.87	1,195.83	3,632,098.49
2018	1,169.47	2,039.51	5,724,928.02
2019	1,500.28	2,020.99	4,024,318.21
2020	1,676.61	3,531.45	5,005,233.48
2nd Sem. 2019	1,705.51	2,020.99	3,304,105.38
1st Sem. 2020	1,676.61	2,764.41	5,189,448.73
2nd Sem. 2020	2,878.70	3,531.45	4,823,020.57
1st Sem. 2021	2,951.95	3,505.44	3,595,478.57
January 2021	3,104.25	3,326.13	3,691,414.32
February 2021	3,057.16	3,380.00	3,697,417.89
March 2021	2,951.95	3,146.14	3,538,787.90
April 2021	3,161.00	3,471.31	3,570,429.10
May 2021	3,151.94	3,467.42	3,886,619.45
June 2021	3,187.01	3,505.44	3,183,985.87

Earnings Release | 2Q.2021
Banco Santander México
115

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

AMZ112L DC185

Market price	Observed price	Observation dates 1 to 6	Exercise dates 1 to 6	Exercise date 7
0.00	0.00	0.00	0.00	Ps. 0.00
169.32	5.00	0.00	0.00	Ps. 5.00
338.65	10.00	0.00	0.00	Ps. 10.00
507.97	15.00	0.00	0.00	Ps. 15.00
677.30	20.00	0.00	0.00	Ps. 20.00
846.62	25.00	0.00	0.00	Ps. 25.00
1,015.95	30.00	0.00	0.00	Ps. 30.00
1,185.27	35.00	0.00	0.00	Ps. 35.00
1,354.60	40.00	0.00	0.00	Ps. 40.00
1,523.92	45.00	0.00	0.00	Ps. 45.00
1,693.25	50.00	0.00	0.00	Ps. 50.00
1,862.57	55.00	0.00	0.00	Ps. 55.00
2,031.89	60.00	0.00	0.00	Ps. 60.00
2,201.22	65.00	0.00	0.00	Ps. 65.00
2,370.54	70.00	0.00	0.00	Ps. 70.00
2,539.87	75.00	0.00	0.00	Ps. 75.00
2,709.19	80.00	0.00	0.00	Ps. 80.00

Earnings Release | 2Q.2021
Banco Santander México
116

2,878.52	85.00	0.00	0.00	Ps. 85.00
3,047.84	90.00	1.06	0.00	Ps. 91.06
3,217.17	95.00	1.06	0.00	Ps. 101.06
3,386.49	100.00	0.00	101.06	Ps. 101.06
3,555.81	105.00	0.00	101.06	Ps. 101.06
3,725.14	110.00	0.00	101.06	Ps. 101.06
3,894.46	115.00	0.00	101.06	Ps. 101.06
4,063.79	120.00	0.00	101.06	Ps. 101.06
4,233.11	125.00	0.00	101.06	Ps. 101.06
4,402.44	130.00	0.00	101.06	Ps. 101.06
4,571.76	135.00	0.00	101.06	Ps. 101.06
4,741.09	140.00	0.00	101.06	Ps. 101.06

(ii) Alibaba Group Holding Limited (BABA N)

Stock Market where it is quoted :

New York Stock Exchange

Description:

Alibaba Group Holding Limited operates as a holding company. It offers internet infrastructure, e-commerce, online financial services, and internet content through its subsidiaries. It offers its products and services all over the world.

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	78.64	109.36	14,496,879.78
2017	87.81	191.19	14,977,632.62
2018	131.89	210.86	20,258,630.77
2019	130.60	216.38	15,983,655.91
2020	176.34	317.14	19,206,193.89
2nd Sem. 2019	153.67	216.38	15,922,763.10
1st Sem. 2020	176.34	230.48	18,380,656.76
2nd Sem. 2020	215.95	317.14	20,022,757.78
1st Sem. 2021	206.08	270.83	17,241,106.13

Earnings Release | 2Q.2021
Banco Santander México
117

January 2021	225.60	265.92	24,350,787.74
February 2021	237.76	270.83	14,890,125.18
March 2021	222.72	241.69	16,743,005.81
April 2021	223.31	244.01	16,195,524.53
May 2021	206.08	230.95	17,481,075.13
June 2021	209.32	229.44	13,401,001.30

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

BAB202L DC045

Market price	Observed price	Observation dates 1 to 3	Observation dates 1 to 3	Observation date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
13.23	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
26.45	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
39.68	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
52.90	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
66.13	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
79.35	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00

Earnings Release | 2Q.2021
Banco Santander México
118

92.58	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
105.80	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
119.03	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
132.26	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
145.48	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
158.71	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
171.93	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
185.16	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
198.38	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
211.61	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
224.83	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
238.06	90.00	Ps. 3.10	Ps. 0.00	Ps. 103.10
251.28	95.00	Ps. 3.10	Ps. 0.00	Ps. 103.10
264.51	100.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
277.74	105.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
290.96	110.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
304.19	115.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
317.41	120.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
330.64	125.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
343.86	130.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
357.09	135.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
370.31	140.00	Ps. 0.00	Ps. 103.10	Ps. 103.10

BAB204L DC046

Market price	Observed price	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	0.00	Ps. 0.00
6.88	3.00	0.00	Ps. 3.00
18.35	8.00	0.00	Ps. 8.00
29.82	13.00	0.00	Ps. 13.00
41.28	18.00	0.00	Ps. 18.00
52.75	23.00	0.00	Ps. 23.00
64.22	28.00	0.00	Ps. 28.00
75.69	33.00	0.00	Ps. 33.00

Earnings Release | 2Q.2021
Banco Santander México
119

87.15	38.00	0.00	Ps. 38.00
98.62	43.00	0.00	Ps. 43.00
110.09	48.00	0.00	Ps. 48.00
121.56	53.00	0.00	Ps. 53.00
133.02	58.00	0.00	Ps. 58.00
144.49	63.00	0.00	Ps. 63.00
155.96	68.00	0.00	Ps. 68.00
167.43	73.00	0.00	Ps. 73.00
178.89	78.00	0.00	Ps. 78.00
190.36	83.00	0.00	Ps. 83.00
201.83	88.00	0.00	Ps. 88.00
213.30	93.00	0.00	Ps. 93.00
224.76	98.00	0.00	Ps. 100.00
236.23	103.00	104.60	Ps. 104.60
247.70	108.00	104.60	Ps. 104.60
259.17	113.00	104.60	Ps. 104.60
270.63	118.00	104.60	Ps. 104.60
282.10	123.00	104.60	Ps. 104.60
293.57	128.00	104.60	Ps. 104.60
305.04	133.00	104.60	Ps. 104.60
316.50	138.00	104.60	Ps. 104.60

(iii) The Boeing Company (BA*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

The Boeing Company and subsidiaries develop, produce and trade commercial jets, as well as provide related support services to the global airline industry. It also studies, develops, produces, modifies, and supports information, space and defense systems, including military aircraft, helicopters, and space and missile systems.

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	126.70	157.81	3,320,424.94
2017	155.68	297.90	3,285,889.52
2018	294.16	392.30	4,415,244.54
2019	310.90	440.62	5,294,491.25

Earnings Release | 2Q.2021
Banco Santander México
120

2020	95.01	347.45	27,674,032.11
2nd Sem. 2019	320.42	386.89	4,736,147.08
1st Sem. 2020	95.01	347.45	30,977,849.81
2nd Sem. 2020	144.39	238.17	24,406,125.47
1st Sem. 2021	194.03	269.19	13,975,056.90
January 2021	194.03	214.06	12,684,513.13
February 2021	195.84	229.34	11,849,331.79
March 2021	223.14	269.19	22,521,135.55
April 2021	234.06	259.36	12,350,445.87
May 2021	220.78	250.70	12,642,307.45
June 2021	235.76	255.62	11,463,466.43

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

BAG204L DC008

Market price	Observed price	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00
7.52	3.00	Ps. 0.00	Ps. 3.00
20.04	8.00	Ps. 0.00	Ps. 8.00
32.57	13.00	Ps. 0.00	Ps. 13.00
45.09	18.00	Ps. 0.00	Ps. 18.00
57.62	23.00	Ps. 0.00	Ps. 23.00
70.15	28.00	Ps. 0.00	Ps. 28.00
82.67	33.00	Ps. 0.00	Ps. 33.00
95.20	38.00	Ps. 0.00	Ps. 38.00
107.72	43.00	Ps. 0.00	Ps. 43.00
120.25	48.00	Ps. 0.00	Ps. 48.00

Earnings Release | 2Q.2021
Banco Santander México
121

132.78	53.00	Ps. 0.00	Ps. 53.00
145.30	58.00	Ps. 0.00	Ps. 58.00
157.83	63.00	Ps. 0.00	Ps. 63.00
170.35	68.00	Ps. 0.00	Ps. 68.00
182.88	73.00	Ps. 0.00	Ps. 73.00
195.41	78.00	Ps. 0.00	Ps. 78.00
207.93	83.00	Ps. 0.00	Ps. 83.00
220.46	88.00	Ps. 0.00	Ps. 88.00
232.98	93.00	Ps. 0.00	Ps. 93.00
245.51	98.00	Ps. 0.00	Ps. 100.00
258.04	103.00	Ps. 106.30	Ps. 106.30
270.56	108.00	Ps. 106.30	Ps. 106.30
283.09	113.00	Ps. 106.30	Ps. 106.30
295.61	118.00	Ps. 106.30	Ps. 106.30
308.14	123.00	Ps. 106.30	Ps. 106.30
320.67	128.00	Ps. 106.30	Ps. 106.30
333.19	133.00	Ps. 106.30	Ps. 106.30
345.72	138.00	Ps. 106.30	Ps. 106.30

(iv) Booking Holdings Inc. (BKNG*)

Stock Market where it is quoted:

Nasdaq

Description:

Booking Holdings Inc. operates as an online travel company. It offers a platform that allows you to make travel reservations with travel service providers, in addition to providing vacation packages, accommodation, car rental and airline tickets. Serves clients all over the world.

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	1,248.41	1,578.13	486,660.47
2017	1,466.06	2,049.00	445,812.13
2018	1,616.83	2,206.09	433,119.35
2019	1,649.49	2,077.44	398,707.86
2020	1,152.24	2,227.27	493,704.01
2nd Sem. 2019	1,786.52	2,077.44	322,189.99
1st Sem. 2020	1,152.24	2,086.90	632,654.32

Earnings Release | 2Q.2021
Banco Santander México
122

2nd Sem. 2020	1,604.13	2,227.27	356,264.03
1st Sem. 2021	1,886.09	2,505.10	368,926.70
January 2021	1,886.09	2,281.54	384,613.35
February 2021	1,990.46	2,443.50	358,144.68
March 2021	2,202.73	2,461.78	445,997.06
April 2021	2,345.00	2,505.10	391,450.73
May 2021	2,172.25	2,466.08	334,921.23
June 2021	2,172.19	2,328.28	295,755.97

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

BKN112L DC001

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	0.00	0.00	Ps. 0.00
116.22	5.00	0.00	0.00	Ps. 5.00
232.45	10.00	0.00	0.00	Ps. 10.00
348.67	15.00	0.00	0.00	Ps. 15.00
464.89	20.00	0.00	0.00	Ps. 20.00
581.11	25.00	0.00	0.00	Ps. 25.00
697.34	30.00	0.00	0.00	Ps. 30.00
813.56	35.00	0.00	0.00	Ps. 35.00
929.78	40.00	0.00	0.00	Ps. 40.00
1,046.00	45.00	0.00	0.00	Ps. 45.00
1,162.23	50.00	0.00	0.00	Ps. 50.00
1,278.45	55.00	0.00	0.00	Ps. 55.00
1,394.67	60.00	0.00	0.00	Ps. 60.00

Earnings Release | 2Q.2021
Banco Santander México
123

1,510.89	65.00	0.00	0.00	Ps. 65.00
1,627.12	70.00	0.00	0.00	Ps. 70.00
1,743.34	75.00	0.00	0.00	Ps. 75.00
1,859.56	80.00	1.05	0.00	Ps. 81.05
1,975.78	85.00	1.05	0.00	Ps. 101.05
2,092.01	90.00	1.05	0.00	Ps. 101.05
2,208.23	95.00	1.05	0.00	Ps. 101.05
2,324.45	100.00	0.00	101.05	Ps. 101.05
2,440.67	105.00	0.00	101.05	Ps. 101.05
2,556.90	110.00	0.00	101.05	Ps. 101.05
2,673.12	115.00	0.00	101.05	Ps. 101.05
2,789.34	120.00	0.00	101.05	Ps. 101.05
2,905.56	125.00	0.00	101.05	Ps. 101.05
3,021.79	130.00	0.00	101.05	Ps. 101.05
3,138.01	135.00	0.00	101.05	Ps. 101.05
3,254.23	140.00	0.00	101.05	Ps. 101.05

(v) CVS Health Corporation (CVS*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

CVS Health Corporation is an integrated pharmacy healthcare provider. The company's offerings include pharmacy benefit management services, mail order, retail and specialty pharmacy, management programs, and retail clinics. The company operates pharmacies in the US, the District of Columbia and Puerto Rico.

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	73.53	98.06	6,393,458.77
2017	66.80	83.92	7,168,068.43
2018	60.60	83.63	8,366,162.04
2019	52.13	76.58	9,383,150.91
2020	52.30	76.05	8,678,757.11
2nd Sem. 2019	54.09	76.58	6,962,725.22
1st Sem. 2020	52.30	76.05	9,486,557.24
2nd Sem. 2020	55.93	74.50	7,879,737.42
1st Sem. 2021	68.13	89.81	6,852,319.44

Earnings Release | 2Q.2021
Banco Santander México
124

January 2021	68.30	76.26	6,925,155.45
February 2021	68.13	74.21	7,364,509.54
March 2021	68.94	76.30	7,428,179.45
April 2021	73.79	76.70	5,689,431.33
May 2021	76.40	89.81	8,824,370.19
June 2021	82.40	87.06	4,829,058.47

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

CVS111L DC026

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	0.00	0.00	Ps. 0.00
4.23	5.00	0.00	0.00	Ps. 5.00
8.46	10.00	0.00	0.00	Ps. 10.00
12.68	15.00	0.00	0.00	Ps. 15.00
16.91	20.00	0.00	0.00	Ps. 20.00
21.14	25.00	0.00	0.00	Ps. 25.00
25.37	30.00	0.00	0.00	Ps. 30.00
29.60	35.00	0.00	0.00	Ps. 35.00
33.82	40.00	0.00	0.00	Ps. 40.00
38.05	45.00	0.00	0.00	Ps. 45.00
42.28	50.00	0.00	0.00	Ps. 50.00
46.51	55.00	0.00	0.00	Ps. 55.00
50.74	60.00	0.00	0.00	Ps. 60.00
54.96	65.00	0.00	0.00	Ps. 65.00
59.19	70.00	0.00	0.00	Ps. 70.00

Earnings Release | 2Q.2021
Banco Santander México
125

63.42	75.00	0.00	0.00	Ps. 75.00
67.65	80.00	0.00	0.00	Ps. 80.00
71.62	84.70	0.58	0.00	Ps. 85.28
75.85	89.70	0.58	0.00	Ps. 100.58
80.08	94.70	0.58	0.00	Ps. 100.58
84.31	99.70	0.58	0.00	Ps. 100.58
88.53	104.70	0.00	100.58	Ps. 100.58
92.76	109.70	0.00	100.58	Ps. 100.58
96.99	114.70	0.00	100.58	Ps. 100.58
101.22	119.70	0.00	100.58	Ps. 100.58
105.45	124.70	0.00	100.58	Ps. 100.58
109.67	129.70	0.00	100.58	Ps. 100.58
113.90	134.70	0.00	100.58	Ps. 100.58
118.13	139.70	0.00	100.58	Ps. 100.58

(vi) Facebook Inc. (FB*)

Stock Market where it is quoted:

Nasdaq

Description:

Facebook, Inc. operates a social networking website. The Company website allows people to communicate with their family, friends, and coworkers. Facebook develops technologies that facilitate the sharing of information, photographs, website links, and videos. Facebook users have the ability to share and restrict information based on their own specific criteria.

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	114.00	133.28	20,114,211.89
2017	115.05	183.03	16,674,596.54
2018	124.06	217.50	27,262,166.58
2019	131.09	208.10	16,094,515.08
2020	146.01	303.91	22,624,224.43
2nd Sem. 2019	174.60	208.10	13,950,083.22
1st Sem. 2020	146.01	242.24	23,485,350.38
2nd Sem. 2020	230.12	303.91	21,772,458.53

Earnings Release | 2Q.2021
Banco Santander México
126

1st Sem. 2021	245.64	355.64	19,164,221.18
January 2021	245.64	282.05	22,837,847.81
February 2021	254.69	273.97	16,945,027.89
March 2021	255.31	294.53	22,755,329.39
April 2021	296.52	329.51	18,911,426.73
May 2021	302.55	332.75	17,410,424.39
June 2021	326.04	355.64	15,793,626.70

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

FBK205L DC094

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	0.00	0.00	Ps. 70.00
15.68	5.00	0.00	0.00	Ps. 70.00
31.36	10.00	0.00	0.00	Ps. 70.00
47.04	15.00	0.00	0.00	Ps. 70.00
62.72	20.00	0.00	0.00	Ps. 70.00

Earnings Release | 2Q.2021
Banco Santander México
127

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
78.40	25.00	0.00	0.00	Ps. 70.00
94.08	30.00	0.00	0.00	Ps. 70.00
109.76	35.00	0.00	0.00	Ps. 70.00
125.44	40.00	0.00	0.00	Ps. 70.00
141.12	45.00	0.00	0.00	Ps. 70.00
156.80	50.00	0.00	0.00	Ps. 70.00
172.47	55.00	0.00	0.00	Ps. 70.00
188.15	60.00	0.00	0.00	Ps. 70.00
203.83	65.00	0.00	0.00	Ps. 75.00
219.51	70.00	0.00	0.00	Ps. 80.00
235.19	75.00	0.00	0.00	Ps. 85.00
250.87	80.00	0.00	0.00	Ps. 90.00
266.55	85.00	0.00	0.00	Ps. 95.00
282.23	90.00	2.40	0.00	Ps. 102.40
297.91	95.00	2.40	0.00	Ps. 102.40
313.59	100.00	0.00	102.40	Ps. 102.40
329.27	105.00	0.00	102.40	Ps. 102.40
344.95	110.00	0.00	102.40	Ps. 102.40
360.63	115.00	0.00	102.40	Ps. 102.40
376.31	120.00	0.00	102.40	Ps. 102.40
391.99	125.00	0.00	102.40	Ps. 102.40
407.67	130.00	0.00	102.40	Ps. 102.40
423.35	135.00	0.00	102.40	Ps. 102.40
439.03	140.00	0.00	102.40	Ps. 102.40

(vii) iShares China Large-Cap (FXI*)

Stock Market where it is quoted :

New York Stock Exchange

Description:

iShares China Large-Cap ETF (FXI *) is an exchange-traded fund incorporated in the US It follows the FTSE China 50 index and invests in large-cap stocks. Its investments are focused on the financial, oil and gas, technology, and communication sectors. The ETF uses representative indexation sampling, investing at least 90% of its assets in the underlying index.

Historical Evolution:

Earnings Release | 2Q.2021
Banco Santander México
128

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	33.46	39.04	18,974,262.37
2017	34.71	48.32	13,563,276.53
2018	38.26	54.00	28,275,772.58
2019	37.67	45.85	26,581,149.38
2020	33.91	48.62	24,765,175.44
2nd Sem. 2019	37.67	43.71	24,150,925.73
1st Sem. 2020	33.91	45.28	31,917,397.20
2nd Sem. 2020	40.16	48.62	17,690,695.22
1st Sem. 2021	43.55	54.47	17,478,241.01
January 2021	46.30	52.90	17,139,066.58
February 2021	49.07	54.47	14,370,240.43
March 2021	45.11	50.37	22,089,582.74
April 2021	46.28	47.59	18,242,412.63
May 2021	43.55	46.43	17,675,024.26
June 2021	44.88	47.45	14,996,954.33

Historical volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

FXI107R DC031

Earnings Release | 2Q.2021
Banco Santander México
129

Market price	Observed price	Payment rights (MXN) to vencimiento
0	0	Ps.90.00
2.00	5.00	Ps.90.00
4.01	10.00	Ps.90.00
6.01	15.00	Ps.90.00
8.01	20.00	Ps.90.00
10.01	25.00	Ps.90.00
12.02	30.00	Ps.90.00
14.02	35.00	Ps.90.00
16.02	40.00	Ps.90.00
18.02	45.00	Ps.90.00
20.03	50.00	Ps.90.00
22.03	55.00	Ps.90.00
24.03	60.00	Ps.90.00
26.03	65.00	Ps.90.00
28.04	70.00	Ps.90.00
30.04	75.00	Ps.90.00
32.04	80.00	Ps.90.00
34.04	85.00	Ps.90.00
36.05	90.00	Ps.90.00
38.05	95.00	Ps.95.00
40.05	100.00	Ps.100.00
42.05	105.00	Ps.107.50
42.85	107.00	Ps.110.50
44.06	110.00	Ps.115.00
44.86	112.00	Ps.118.00
45.66	114.00	Ps.110.00
47.66	119.00	Ps.110.00
49.66	124.00	Ps.110.00
51.66	129.00	Ps.110.00
53.67	134.00	Ps.110.00
55.67	139.00	Ps.110.00
57.67	144.00	Ps.110.00
59.67	149.00	Ps.110.00
61.68	154.00	Ps.110.00
63.68	159.00	Ps.110.00
65.68	164.00	Ps.110.00
67.68	169.00	Ps.110.00
69.69	174.00	Ps.110.00
71.69	179.00	Ps.110.00
73.69	184.00	Ps.110.00
75.69	189.00	Ps.110.00
77.70	194.00	Ps.110.00

Earnings Release | 2Q.2021
Banco Santander México
130

Market price	Observed price	Payment rights (MXN) to vencimiento
79.70	199.00	Ps.110.00
81.70	204.00	Ps.110.00
83.70	209.00	Ps.110.00
85.71	214.00	Ps.110.00
87.71	219.00	Ps.110.00

(viii) iShares Global Energy ETF (ICLN*)

Stock Market where it is quoted:

Nasdaq

Description:

iShares Global Energy ETF is a US-incorporated exchange-traded fund that tracks the performance of the S&P Global Clean Energy Index. It has stocks in energy, industrials, technology, and services that can be classified predominantly as mid-cap. Weight these stocks using a Market Cap Methodology.

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	7.77	9.64	44,862.22
2017	7.88	9.33	64,195.85
2018	7.91	10.02	93,846.90
2019	8.25	11.81	240,577.25
2020	8.33	28.29	1,965,204.20
2nd Sem. 2019	10.38	11.81	324,746.97
1st Sem. 2020	8.33	14.24	830,723.70
2nd Sem. 2020	12.68	28.29	3,087,353.40
1st Sem. 2021	20.71	33.41	7,286,177.61
January 2021	28.24	33.41	11,088,492.32
February 2021	25.50	31.49	7,700,595.96
March 2021	22.27	26.83	8,693,116.32
April 2021	23.00	24.62	6,579,975.43
May 2021	20.71	23.24	5,596,489.19
June 2021	22.09	23.81	3,968,705.47

Earnings Release | 2Q.2021
Banco Santander México
131

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

ICL211R DC003

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.00	1.16	Ps. 90.00
10.00	2.32	Ps. 90.00
15.00	3.49	Ps. 90.00
20.00	4.65	Ps. 90.00
25.00	5.81	Ps. 90.00
30.00	6.97	Ps. 90.00
35.00	8.13	Ps. 90.00
40.00	9.30	Ps. 90.00
45.00	10.46	Ps. 90.00
50.00	11.62	Ps. 90.00
55.00	12.78	Ps. 90.00
60.00	13.94	Ps. 90.00
65.00	15.11	Ps. 90.00
70.00	16.27	Ps. 90.00
75.00	17.43	Ps. 90.00
80.00	18.59	Ps. 90.00
85.00	19.75	Ps. 90.00
89.00	20.68	Ps. 90.00
95.00	22.08	Ps. 95.00
100.00	23.24	Ps. 100.00
101.00	23.47	Ps. 100.00
102.00	23.70	Ps. 100.00
102.50	23.82	Ps. 100.00
103.00	23.94	Ps. 100.68
110.00	25.56	Ps. 110.20

Earnings Release | 2Q.2021
Banco Santander México
132

111.00	25.80	Ps. 111.56
116.01	26.96	Ps. 118.37
132.01	30.68	Ps. 140.13
132.50	30.79	Ps. 114.00
133.01	30.91	Ps. 114.00
134.01	31.14	Ps. 114.00
135.01	31.38	Ps. 114.00

ICL211L DC004

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 2	Exercise date 3
0.00	0.00	0.00	0.00	Ps. 70.00
1.10	5.00	0.00	0.00	Ps. 70.00
2.20	10.00	0.00	0.00	Ps. 70.00
3.30	15.00	0.00	0.00	Ps. 70.00
4.39	20.00	0.00	0.00	Ps. 70.00
5.49	25.00	0.00	0.00	Ps. 70.00
6.59	30.00	0.00	0.00	Ps. 70.00
7.69	35.00	0.00	0.00	Ps. 70.00
8.79	40.00	0.00	0.00	Ps. 70.00
9.89	45.00	0.00	0.00	Ps. 70.00
10.99	50.00	0.00	0.00	Ps. 70.00
12.08	55.00	0.00	0.00	Ps. 70.00
13.18	60.00	0.00	0.00	Ps. 70.00
14.28	65.00	0.00	0.00	Ps. 70.00
15.38	70.00	0.00	0.00	Ps. 70.00
16.48	75.00	0.00	0.00	Ps. 75.00
17.58	80.00	0.00	0.00	Ps. 80.00
18.67	85.00	0.00	0.00	Ps. 85.00
19.77	90.00	0.00	0.00	Ps. 90.00
20.87	95.00	0.00	0.00	Ps. 95.00
21.97	100.00	0.00	108.90	Ps. 100.00
23.07	105.00	0.00	108.90	Ps. 105.00

Earnings Release | 2Q.2021
Banco Santander México
133

24.17	110.00	0.00	108.90	Ps. 110.00
25.27	115.00	0.00	108.90	Ps. 115.00
26.36	120.00	0.00	108.90	Ps. 120.00
27.46	125.00	0.00	108.90	Ps. 125.00
28.56	130.00	0.00	108.90	Ps. 130.00
29.66	135.00	0.00	108.90	Ps. 135.00
30.76	140.00	0.00	108.90	Ps. 140.00

ICL211L DC005

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 2	Exercise date 3
0.00	0.00	0.00	0.00	Ps. 70.00
1.07	5.00	0.00	0.00	Ps. 70.00
2.14	10.00	0.00	0.00	Ps. 70.00
3.21	15.00	0.00	0.00	Ps. 70.00
4.28	20.00	0.00	0.00	Ps. 70.00
5.35	25.00	0.00	0.00	Ps. 70.00
6.41	30.00	0.00	0.00	Ps. 70.00
7.48	35.00	0.00	0.00	Ps. 70.00
8.55	40.00	0.00	0.00	Ps. 70.00
9.62	45.00	0.00	0.00	Ps. 70.00
10.69	50.00	0.00	0.00	Ps. 70.00
11.76	55.00	0.00	0.00	Ps. 70.00
12.83	60.00	0.00	0.00	Ps. 70.00
13.90	65.00	0.00	0.00	Ps. 70.00
14.97	70.00	0.00	0.00	Ps. 70.00
16.04	75.00	0.00	0.00	Ps. 75.00
17.10	80.00	0.00	0.00	Ps. 80.00
18.17	85.00	0.00	0.00	Ps. 85.00
19.24	90.00	0.00	0.00	Ps. 90.00
20.31	95.00	0.00	0.00	Ps. 95.00
21.38	100.00	0.00	108.58	Ps. 100.00
22.45	105.00	0.00	108.58	Ps. 105.00
23.52	110.00	0.00	108.58	Ps. 110.00
24.59	115.00	0.00	108.58	Ps. 115.00
25.66	120.00	0.00	108.58	Ps. 120.00
26.73	125.00	0.00	108.58	Ps. 125.00
27.79	130.00	0.00	108.58	Ps. 130.00
28.86	135.00	0.00	108.58	Ps. 135.00
29.93	140.00	0.00	108.58	Ps. 140.00

Earnings Release | 2Q.2021
Banco Santander México
134

(ix) Intel Corporation (INTC*)

Stock Market where it is quoted :

Nasdaq

Description:

Intel Corporation designs, manufactures, and sells computer components and related products. The company's main products include microprocessors, chip sets, embedded processors, microcontrollers, flash memory, graphics, networking and communications, systems management, software products, conferencing, and digital imaging.

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	32.68	38.10	21,483,558.39
2017	33.46	47.56	24,190,031.49
2018	42.42	57.08	30,219,890.01
2019	43.46	60.08	23,182,203.39
2020	44.11	68.47	32,956,109.44
2nd Sem. 2019	44.96	60.08	20,679,652.95
1st Sem. 2020	44.61	68.47	29,363,836.32
2nd Sem. 2020	44.11	61.15	36,509,336.11
1st Sem. 2021	49.67	68.26	32,349,071.61
January 2021	49.67	62.46	48,869,326.19
February 2021	56.69	63.19	27,495,382.36
March 2021	58.33	65.78	34,500,433.84
April 2021	57.53	68.26	33,595,619.03
May 2021	53.62	57.73	24,176,225.90
June 2021	55.26	58.19	24,783,904.00

Earnings Release | 2Q.2021
Banco Santander México
135

Historical volatility :

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

INT112R DC006

Market price	Observed price	Payment rights (MXN) to vencimiento
0.00	0.00	Ps. 90.00
5.00	2.57	Ps. 90.00
10.00	5.13	Ps. 90.00
15.00	7.70	Ps. 90.00
20.00	10.27	Ps. 90.00
25.00	12.83	Ps. 90.00
30.00	15.40	Ps. 90.00
35.00	17.97	Ps. 90.00
40.00	20.53	Ps. 90.00
45.00	23.10	Ps. 90.00
50.00	25.67	Ps. 90.00
55.00	28.23	Ps. 90.00
60.00	30.80	Ps. 90.00
65.00	33.36	Ps. 90.00
70.00	35.93	Ps. 90.00
75.00	38.50	Ps. 90.00
80.00	41.06	Ps. 90.00
85.00	43.63	Ps. 90.00
90.00	46.20	Ps. 90.00
95.00	48.76	Ps. 95.00
100.00	51.33	Ps. 100.00
105.00	53.90	Ps. 108.00
110.00	56.46	Ps. 116.00
115.01	59.03	Ps. 124.02
118.01	60.57	Ps. 110.00
120.01	61.60	Ps. 110.00
121.01	62.11	Ps. 110.00

Earnings Release | 2Q.2021
Banco Santander México
136

122.01	62.63	Ps. 110.00
123.01	63.14	Ps. 110.00
124.01	63.65	Ps. 110.00

INT112L DC010

Market price	Observed price	Observation dates 1 to 7	Exercise dates 1 to 7	Exercise date 8
0.00	0.00	0.00	0.00	Ps. 0.00
1.07	5.00	0.00	0.00	Ps. 5.00
2.13	10.00	0.00	0.00	Ps. 10.00
3.20	15.00	0.00	0.00	Ps. 15.00
4.26	20.00	0.00	0.00	Ps. 20.00
5.33	25.00	0.00	0.00	Ps. 25.00
6.40	30.00	0.00	0.00	Ps. 30.00
7.46	35.00	0.00	0.00	Ps. 35.00
8.53	40.00	0.00	0.00	Ps. 40.00
9.59	45.00	0.00	0.00	Ps. 45.00
10.66	50.00	0.00	0.00	Ps. 50.00
11.73	55.00	0.00	0.00	Ps. 55.00
12.79	60.00	0.00	0.00	Ps. 60.00
13.86	65.00	0.00	0.00	Ps. 65.00
14.92	70.00	0.00	0.00	Ps. 70.00
15.99	75.00	0.00	0.00	Ps. 75.00
17.06	80.00	0.84	0.00	Ps. 80.84
18.12	85.00	0.84	0.00	Ps. 100.84
19.19	90.00	0.84	0.00	Ps. 100.84
20.25	95.00	0.84	0.00	Ps. 100.84
21.32	100.00	0.00	100.84	Ps. 100.84
22.39	105.00	0.00	100.84	Ps. 100.84
23.45	110.00	0.00	100.84	Ps. 100.84
24.52	115.00	0.00	100.84	Ps. 100.84
25.58	120.00	0.00	100.84	Ps. 100.84
26.65	125.00	0.00	100.84	Ps. 100.84
27.72	130.00	0.00	100.84	Ps. 100.84
28.78	135.00	0.00	100.84	Ps. 100.84
29.85	140.00	0.00	100.84	Ps. 100.84

Earnings Release | 2Q.2021
Banco Santander México
137

(x) Spotify Technology S.A (SPOT N)

Stock Market where it is quoted :

Nasdaq

Description:

Spotify Technology S.A. provides music streaming service. The company offers music with a free service financed by ads or by subscription. Spotify Technology serves customers around the world.

Historical Evolution:

Comparison base: April 2nd, 2018

Period	Minimum price	Maximum price	Average (securities)
2016	—	—	—
2017	—	—	—
2018	106.84	—	—
2019	109.02	157.66	1,528,661.78
2020	117.64	343.30	1,866,541.69
2nd Sem. 2019	112.24	157.66	1,288,643.59
1st Sem. 2020	117.64	267.47	2,022,765.20
2nd Sem. 2020	231.26	343.30	1,712,016.25
1st Sem. 2021	217.07	364.59	1,553,549.00
January 2021	311.00	353.11	1,402,260.19
February 2021	303.06	364.59	2,059,777.57
March 2021	252.59	322.74	1,464,350.23
April 2021	252.12	299.74	1,581,801.07
May 2021	217.07	252.12	1,554,568.03
June 2021	232.19	275.59	1,300,267.77

Earnings Release | 2Q.2021
Banco Santander México
138

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

SPO207L DC007

Market price	Observed price	Observation dates 1 to 3	Exercise date 1 to 3	Exercise date 4
0.00	0.00	0.00	0.00	Ps. 70.00
13.78	5.00	0.00	0.00	Ps. 70.00
27.56	10.00	0.00	0.00	Ps. 70.00
41.34	15.00	0.00	0.00	Ps. 70.00
55.12	20.00	0.00	0.00	Ps. 70.00
68.90	25.00	0.00	0.00	Ps. 70.00
82.68	30.00	0.00	0.00	Ps. 70.00
96.46	35.00	0.00	0.00	Ps. 70.00
110.24	40.00	0.00	0.00	Ps. 70.00
124.02	45.00	0.00	0.00	Ps. 70.00
137.80	50.00	0.00	0.00	Ps. 70.00
151.57	55.00	0.00	0.00	Ps. 70.00
165.35	60.00	0.00	0.00	Ps. 70.00
179.13	65.00	0.00	0.00	Ps. 75.00
192.91	70.00	0.00	0.00	Ps. 80.00
206.69	75.00	0.00	0.00	Ps. 85.00
220.47	80.00	0.00	0.00	Ps. 90.00
234.25	85.00	0.00	0.00	Ps. 95.00
248.03	90.00	3.80	0.00	Ps. 103.80
261.81	95.00	3.80	0.00	Ps. 103.80
275.59	100.00	0.00	103.80	Ps. 103.80
289.37	105.00	0.00	103.80	Ps. 103.80
303.15	110.00	0.00	103.80	Ps. 103.80

Earnings Release | 2Q.2021
Banco Santander México
139

316.93	115.00	0.00	103.80	Ps. 103.80
330.71	120.00	0.00	103.80	Ps. 103.80
344.49	125.00	0.00	103.80	Ps. 103.80
358.27	130.00	0.00	103.80	Ps. 103.80
372.05	135.00	0.00	103.80	Ps. 103.80
385.83	140.00	0.00	103.80	Ps. 103.80

(xi) The Coca-Cola Company (KO*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

The Coca-Cola Company (KO *) manufactures, markets and distributes soft drink concentrates and syrups. It also distributes and markets juices, among other products. Distributes to Retailers and wholesalers internationally.

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	40.17	45.83	12,566,186.28
2017	40.44	47.43	11,442,184.21
2018	41.55	50.51	12,795,458.74
2019	44.69	55.77	12,958,030.36
2020	37.56	60.13	17,193,189.97
2nd Sem. 2019	51.22	55.77	11,202,782.52
1st Sem. 2020	37.56	60.13	19,636,099.53
2nd Sem. 2020	43.91	54.84	14,776,833.78
1st Sem. 2021	48.15	56.24	17,447,492.18
January 2021	48.15	54.84	22,041,723.61
February 2021	48.48	50.77	15,899,668.29
March 2021	49.90	53.85	22,579,260.00
April 2021	52.51	54.61	13,132,213.70
May 2021	53.98	55.49	15,082,530.55
June 2021	53.77	56.24	15,601,000.73

Earnings Release | 2Q.2021
Banco Santander México
140

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

KOC107R DC005

Market price	Observed price	Payment rights (MXN) to vencimiento
0	0	Ps.90.00
2.23	5.00	Ps.90.00
4.47	10.00	Ps.90.00
6.70	15.00	Ps.90.00
8.94	20.00	Ps.90.00
11.17	25.00	Ps.90.00
13.40	30.00	Ps.90.00
15.64	35.00	Ps.90.00
17.87	40.00	Ps.90.00
20.11	45.00	Ps.90.00
22.34	50.00	Ps.90.00
24.57	55.00	Ps.90.00
26.81	60.00	Ps.90.00
29.04	65.00	Ps.90.00
31.28	70.00	Ps.90.00
33.51	75.00	Ps.90.00
35.74	80.00	Ps.90.00
37.98	85.00	Ps.90.00

Earnings Release | 2Q.2021
Banco Santander México
141

Market price	Observed price	Payment rights (MXN) to vencimiento
40.21	90.00	Ps.90.00
42.45	95.00	Ps. 95.00
44.68	100.00	Ps.100.00
46.91	105.00	Ps.107.50
47.81	107.00	Ps.110.50
49.15	110.00	Ps.115.00
50.04	112.00	Ps.118.00
50.94	114.00	Ps.121.00
51.38	115.00	Ps.110.00
53.62	120.00	Ps.110.00
55.85	125.00	Ps.110.00
58.08	130.00	Ps.110.00
60.32	135.00	Ps.110.00
62.55	140.00	Ps.110.00
64.79	145.00	Ps.110.00
67.02	150.00	Ps.110.00
69.25	155.00	Ps.110.00
71.49	160.00	Ps.110.00
73.72	165.00	Ps.110.00
75.96	170.00	Ps.110.00
78.19	175.00	Ps.110.00
80.42	180.00	Ps.110.00
82.66	185.00	Ps.110.00
84.89	190.00	Ps.110.00
87.13	195.00	Ps.110.00
89.36	200.00	Ps.110.00
91.59	205.00	Ps.110.00
93.83	210.00	Ps.110.00
96.06	215.00	Ps.110.00

(xii) MercadoLibre Inc. (MELI*)

Stock Market where it is quoted

Nasdaq

Description:

MercadoLibre Inc. operates a commerce website for Latin American markets. It allows individuals and companies to classify articles, make purchases online in auction or fixed price format. Offers classified ads for motor vehicles, boats, airplanes, real estate, and services, as well as Internet payment services.

Earnings Release | 2Q.2021
Banco Santander México
142

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	139.68	191.25	574,520.86
2017	156.14	329.28	654,072.62
2018	257.52	413.94	758,838.04
2019	292.85	690.10	546,875.16
2020	447.34	1,732.39	560,993.75
2nd Sem. 2019	482.95	690.10	468,868.29
1st Sem. 2020	447.34	985.77	632,196.32
2nd Sem. 2020	956.62	1,732.39	490,565.12
1st Sem. 2021	1,296.65	1,984.34	512,280.52
January 2021	1,571.98	1,984.34	615,625.81
February 2021	1,613.06	1,943.00	469,695.39
March 2021	1,369.54	1,713.28	695,958.16
April 2021	1,503.45	1,623.01	382,685.93
May 2021	1,296.65	1,571.53	505,172.16
June 2021	1,311.53	1,583.00	392,376.20

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 2Q.2021
Banco Santander México
143

Quantitative examples that illustrate possible gains or losses

MLI110L DC001

Market price	Observed price	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	0.00	Ps. 0.00
77.33	5.00	0.00	Ps. 5.00
154.66	10.00	0.00	Ps. 10.00
231.98	15.00	0.00	Ps. 15.00
309.31	20.00	0.00	Ps. 20.00
386.64	25.00	0.00	Ps. 25.00
463.97	30.00	0.00	Ps. 30.00
541.30	35.00	0.00	Ps. 35.00
618.62	40.00	0.00	Ps. 40.00
695.95	45.00	0.00	Ps. 45.00
773.28	50.00	0.00	Ps. 50.00
850.61	55.00	0.00	Ps. 55.00
927.94	60.00	0.00	Ps. 60.00
1,005.26	65.00	0.00	Ps. 65.00
1,082.59	70.00	0.00	Ps. 70.00
1,159.92	75.00	0.00	Ps. 75.00
1,237.25	80.00	0.00	Ps. 80.00
1,314.58	85.00	0.00	Ps. 85.00
1,391.90	90.00	0.00	Ps. 100.00
1,469.23	95.00	0.00	Ps. 100.00
1,546.56	100.00	103.10	Ps. 103.10
1,623.89	105.00	103.10	Ps. 103.10
1,701.22	110.00	103.10	Ps. 103.10
1,778.54	115.00	103.10	Ps. 103.10
1,855.87	120.00	103.10	Ps. 103.10
1,933.20	125.00	103.10	Ps. 103.10
2,010.53	130.00	103.10	Ps. 103.10
2,087.86	135.00	103.10	Ps. 103.10
2,165.18	140.00	103.10	Ps. 103.10

Earnings Release | 2Q.2021
Banco Santander México
144

MLI204L DC002

Market price	Observed price	Observation dates 1 to 11	Exercise dates 1 to 11	Exercise date 12
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 0.00
79.59	5.00	Ps. 0.00	Ps. 0.00	Ps. 5.00
159.19	10.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
238.78	15.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
318.38	20.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
397.97	25.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
477.56	30.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
557.16	35.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
636.75	40.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
716.35	45.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
795.94	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
875.53	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
955.13	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
1,034.72	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
1,114.32	70.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
1,193.91	75.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
1,273.50	80.00	Ps. 1.15	Ps. 0.00	Ps. 81.15
1,353.10	85.00	Ps. 1.15	Ps. 0.00	Ps. 101.15
1,432.69	90.00	Ps. 1.15	Ps. 0.00	Ps. 101.15
1,512.29	95.00	Ps. 1.15	Ps. 0.00	Ps. 101.15
1,591.88	100.00	Ps. 0.00	Ps. 101.15	Ps. 101.15
1,671.47	105.00	Ps. 0.00	Ps. 101.15	Ps. 101.15
1,751.07	110.00	Ps. 0.00	Ps. 101.15	Ps. 101.15
1,830.66	115.00	Ps. 0.00	Ps. 101.15	Ps. 101.15
1,910.26	120.00	Ps. 0.00	Ps. 101.15	Ps. 101.15
1,989.85	125.00	Ps. 0.00	Ps. 101.15	Ps. 101.15
2,069.44	130.00	Ps. 0.00	Ps. 101.15	Ps. 101.15
2,149.04	135.00	Ps. 0.00	Ps. 101.15	Ps. 101.15
2,228.63	140.00	Ps. 0.00	Ps. 101.15	Ps. 101.15

Earnings Release | 2Q.2021
Banco Santander México
145

MLI210L DC003

Market price	Observed price	Observation dates 1 to 8	Exercise dates 1 to 8	Exercise date 9
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
78.85	5.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
157.70	10.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
236.55	15.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
315.40	20.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
394.25	25.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
473.10	30.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
551.95	35.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
630.80	40.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
709.65	45.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
788.50	50.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
867.34	55.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
946.19	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
1,025.04	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
1,103.89	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
1,182.74	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
1,261.59	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
1,340.44	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
1,419.29	90.00	Ps. 2.39	Ps. 0.00	Ps. 102.39
1,498.14	95.00	Ps. 2.39	Ps. 0.00	Ps. 102.39
1,576.99	100.00	Ps. 0.00	Ps. 102.39	Ps. 102.39
1,655.84	105.00	Ps. 0.00	Ps. 102.39	Ps. 102.39
1,734.69	110.00	Ps. 0.00	Ps. 102.39	Ps. 102.39
1,813.54	115.00	Ps. 0.00	Ps. 102.39	Ps. 102.39
1,892.39	120.00	Ps. 0.00	Ps. 102.39	Ps. 102.39
1,971.24	125.00	Ps. 0.00	Ps. 102.39	Ps. 102.39
2,050.09	130.00	Ps. 0.00	Ps. 102.39	Ps. 102.39
2,128.94	135.00	Ps. 0.00	Ps. 102.39	Ps. 102.39
2,207.79	140.00	Ps. 0.00	Ps. 102.39	Ps. 102.39

Earnings Release | 2Q.2021
Banco Santander México
146

MLI210L DC004

Market price	Observed price	Observation dates 1 to 8	Exercise dates 1 to 8	Exercise date 9
0.00	0.00	0.00	0.00	Ps. 10.00
80.05	5.00	0.00	0.00	Ps. 15.00
160.09	10.00	0.00	0.00	Ps. 20.00
240.14	15.00	0.00	0.00	Ps. 25.00
320.18	20.00	0.00	0.00	Ps. 30.00
400.23	25.00	0.00	0.00	Ps. 35.00
480.27	30.00	0.00	0.00	Ps. 40.00
560.32	35.00	0.00	0.00	Ps. 45.00
640.36	40.00	0.00	0.00	Ps. 50.00
720.41	45.00	0.00	0.00	Ps. 55.00
800.45	50.00	0.00	0.00	Ps. 60.00
880.50	55.00	0.00	0.00	Ps. 65.00
960.54	60.00	0.00	0.00	Ps. 70.00
1,040.59	65.00	0.00	0.00	Ps. 75.00
1,120.63	70.00	0.00	0.00	Ps. 80.00
1,200.68	75.00	0.00	0.00	Ps. 85.00
1,280.72	80.00	0.00	0.00	Ps. 90.00
1,360.77	85.00	0.00	0.00	Ps. 95.00
1,440.81	90.00	2.24	0.00	Ps. 102.24
1,520.86	95.00	2.24	0.00	Ps. 102.24
1,600.90	100.00	0.00	102.24	Ps. 102.24
1,680.95	105.00	0.00	102.24	Ps. 102.24
1,760.99	110.00	0.00	102.24	Ps. 102.24
1,841.04	115.00	0.00	102.24	Ps. 102.24
1,921.08	120.00	0.00	102.24	Ps. 102.24
2,001.13	125.00	0.00	102.24	Ps. 102.24
2,081.17	130.00	0.00	102.24	Ps. 102.24
2,161.22	135.00	0.00	102.24	Ps. 102.24
2,241.26	140.00	0.00	102.24	Ps. 102.24

(xiii) Microsoft Corporation (MSFT*)

Stock Market where it is quoted:

Earnings Release | 2Q.2021
Banco Santander México
147

Nasdaq

Description:

Microsoft Corporation develops, manufactures, licenses, sells, and supports Software products. Offers operating system, server application, business and consumer application software, development tools, and Internet and Intranet. It also develops video game consoles and digital music entertainment devices.

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	51.16	63.62	27,140,145.87
2017	62.14	86.85	23,268,042.65
2018	85.01	115.61	32,471,138.72
2019	97.40	158.96	25,340,184.79
2020	135.42	231.65	37,733,873.01
2nd Sem. 2019	132.21	158.96	23,738,854.63
1st Sem. 2020	135.42	203.51	44,094,775.92
2nd Sem. 2020	200.39	231.65	31,442,110.35
1st Sem. 2021	212.25	271.40	27,510,503.93
January 2021	212.25	238.93	32,171,872.16
February 2021	228.99	244.99	25,104,936.21
March 2021	226.73	237.71	32,188,888.26
April 2021	242.35	261.97	26,704,171.47
May 2021	239.00	252.46	24,432,214.65
June 2021	245.71	271.40	24,091,854.20

Earnings Release | 2Q.2021
Banco Santander México
148

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

MSF112L DC047

Market price	Observed price	Observation dates 1 to 6	Exercise dates 1 to 6	Exercise date 7
0.00	0.00	0.00	0.00	Ps. 0.00
12.61	5.00	0.00	0.00	Ps. 5.00
25.22	10.00	0.00	0.00	Ps. 10.00
37.83	15.00	0.00	0.00	Ps. 15.00
50.44	20.00	0.00	0.00	Ps. 20.00
63.05	25.00	0.00	0.00	Ps. 25.00
75.65	30.00	0.00	0.00	Ps. 30.00
88.26	35.00	0.00	0.00	Ps. 35.00
100.87	40.00	0.00	0.00	Ps. 40.00
113.48	45.00	0.00	0.00	Ps. 45.00
126.09	50.00	0.00	0.00	Ps. 50.00
138.70	55.00	0.00	0.00	Ps. 55.00
151.31	60.00	0.00	0.00	Ps. 60.00
163.92	65.00	0.00	0.00	Ps. 65.00
176.53	70.00	0.00	0.00	Ps. 70.00
189.14	75.00	0.00	0.00	Ps. 75.00
201.74	80.00	0.00	0.00	Ps. 80.00
214.35	85.00	0.55	0.00	Ps. 100.55
226.96	90.00	0.55	0.00	Ps. 100.55

Earnings Release | 2Q.2021
Banco Santander México
149

239.57	95.00	0.55	0.00	Ps. 100.55
252.18	100.00	0.00	100.55	Ps. 100.55
264.79	105.00	0.00	100.55	Ps. 100.55
277.40	110.00	0.00	100.55	Ps. 100.55
290.01	115.00	0.00	100.55	Ps. 100.55
302.62	120.00	0.00	100.55	Ps. 100.55
315.23	125.00	0.00	100.55	Ps. 100.55
327.83	130.00	0.00	100.55	Ps. 100.55
340.44	135.00	0.00	100.55	Ps. 100.55
353.05	140.00	0.00	100.55	Ps. 100.55

(xiv) NVIDIA Corporation (NVDA*)

Stock Market where it is quoted:

Nasdaq

Description:

NVIDIA Corporation designs, develops, and markets 3D graphics processors and related software. It offers products that provide interactive 3D graphics to the mainstream personal computer market.

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	46.66	117.32	12,665,639.85
2017	95.49	216.96	17,314,079.33
2018	127.08	289.36	13,847,115.19
2019	127.99	239.37	11,733,670.29
2020	196.40	582.48	12,287,167.36
2nd Sem. 2019	148.77	239.37	9,232,658.71
1st Sem. 2020	196.40	381.07	13,780,116.23
2nd Sem. 2020	381.20	582.48	10,810,446.18
1st Sem. 2021	463.73	801.07	8,996,548.49
January 2021	504.58	554.70	7,409,544.42
February 2021	529.48	613.21	8,651,220.32
March 2021	463.73	553.67	8,507,605.81
April 2021	552.47	645.49	7,633,492.27
May 2021	546.61	649.78	9,446,770.45
June 2021	650.58	801.07	12,361,826.60

Earnings Release | 2Q.2021
Banco Santander México
150

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

NVD210L DC110

Market price	Observed price	Exercise dates 1 to 2	Exercise date 3
0.00	0.00	Ps. 0.00	Ps. 70.00
25.74	5.00	Ps. 0.00	Ps. 70.00
51.49	10.00	Ps. 0.00	Ps. 70.00
77.23	15.00	Ps. 0.00	Ps. 70.00
102.97	20.00	Ps. 0.00	Ps. 70.00
128.72	25.00	Ps. 0.00	Ps. 70.00
154.46	30.00	Ps. 0.00	Ps. 70.00
180.20	35.00	Ps. 0.00	Ps. 70.00
205.95	40.00	Ps. 0.00	Ps. 70.00
231.69	45.00	Ps. 0.00	Ps. 70.00
257.44	50.00	Ps. 0.00	Ps. 70.00
283.18	55.00	Ps. 0.00	Ps. 70.00
308.92	60.00	Ps. 0.00	Ps. 70.00
334.67	65.00	Ps. 0.00	Ps. 75.00
360.41	70.00	Ps. 0.00	Ps. 80.00
386.15	75.00	Ps. 0.00	Ps. 85.00
411.90	80.00	Ps. 0.00	Ps. 90.00
437.64	85.00	Ps. 0.00	Ps. 95.00
463.38	90.00	Ps. 0.00	Ps. 100.00
489.13	95.00	Ps. 0.00	Ps. 100.00
514.87	100.00	Ps. 107.25	Ps. 100.00
540.61	105.00	Ps. 107.25	Ps. 107.50

Earnings Release | 2Q.2021
Banco Santander México
151

566.36	110.00	Ps. 107.25	Ps. 115.00
592.10	115.00	Ps. 107.25	Ps. 122.50
617.84	120.00	Ps. 107.25	Ps. 130.00
643.59	125.00	Ps. 107.25	Ps. 137.50
669.33	130.00	Ps. 107.25	Ps. 145.00
695.07	135.00	Ps. 107.25	Ps. 152.50
720.82	140.00	Ps. 107.25	Ps. 160.00

NVD112L DC117

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	0.83	0.00	Ps. 13.83
28.53	5.00	0.83	0.00	Ps. 18.83
57.06	10.00	0.83	0.00	Ps. 23.83
85.59	15.00	0.83	0.00	Ps. 28.83
114.13	20.00	0.83	0.00	Ps. 33.83
142.66	25.00	0.83	0.00	Ps. 38.83
171.19	30.00	0.83	0.00	Ps. 43.83
199.72	35.00	0.83	0.00	Ps. 48.83
228.25	40.00	0.83	0.00	Ps. 53.83
256.78	45.00	0.83	0.00	Ps. 58.83
285.32	50.00	0.83	0.00	Ps. 63.83
313.85	55.00	0.83	0.00	Ps. 68.83
342.38	60.00	0.83	0.00	Ps. 73.83
370.91	65.00	0.83	0.00	Ps. 78.83
399.44	70.00	0.83	0.00	Ps. 83.83
427.97	75.00	0.83	0.00	Ps. 88.83
456.50	80.00	0.83	0.00	Ps. 93.83
485.04	85.00	0.83	0.00	Ps. 98.83
513.57	90.00	0.83	0.00	Ps. 100.83
542.10	95.00	0.83	0.00	Ps. 100.83
570.63	100.00	0.00	100.83	Ps. 100.83
599.16	105.00	0.00	100.83	Ps. 100.83
627.69	110.00	0.00	100.83	Ps. 100.83

Earnings Release | 2Q.2021
Banco Santander México
152

656.22	115.00	0.00	100.83	Ps. 100.83
684.76	120.00	0.00	100.83	Ps. 100.83
713.29	125.00	0.00	100.83	Ps. 100.83
741.82	130.00	0.00	100.83	Ps. 100.83
770.35	135.00	0.00	100.83	Ps. 100.83
798.88	140.00	0.00	100.83	Ps. 100.83

(xv) Paypal Holdings, Inc. (PYPL*)

Stock Market where it is quoted

Nasdaq

Description:

PayPal Holdings, Inc. provides a technology platform that enables digital and mobile payments for consumers and merchants. Offers solutions for online payments. Serve clients all over the world

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	35.93	44.15	8,538,643.09
2017	39.31	78.57	7,755,856.77
2018	71.73	93.07	9,099,226.95
2019	82.09	121.30	6,802,127.56
2020	85.26	243.49	8,792,352.13
2nd Sem. 2019	96.64	121.30	6,653,811.88
1st Sem. 2020	85.26	174.23	9,256,262.07
2nd Sem. 2020	169.81	243.49	8,333,484.69
1st Sem. 2021	226.09	304.79	8,155,609.23
January 2021	226.83	252.00	7,571,983.52
February 2021	241.85	304.79	11,722,682.68
March 2021	226.09	273.63	9,673,425.32
April 2021	247.54	275.43	6,409,518.20
May 2021	239.91	262.29	7,418,981.65
June 2021	257.79	293.65	6,368,283.47

Earnings Release | 2Q.2021
Banco Santander México
153

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

PYL210L DC020

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
13.45	5.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
26.90	10.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
40.35	15.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
53.81	20.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
67.26	25.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
80.71	30.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
94.16	35.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
107.61	40.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
121.06	45.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
134.52	50.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
147.97	55.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
161.42	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
174.87	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
188.32	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
201.77	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
215.22	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
228.68	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
242.13	90.00	Ps. 1.95	Ps. 0.00	Ps. 101.95
255.58	95.00	Ps. 1.95	Ps. 0.00	Ps. 101.95

Earnings Release | 2Q.2021
Banco Santander México
154

269.03	100.00	Ps. 0.00	Ps. 101.95	Ps. 101.95
282.48	105.00	Ps. 0.00	Ps. 101.95	Ps. 101.95
295.93	110.00	Ps. 0.00	Ps. 101.95	Ps. 101.95
309.38	115.00	Ps. 0.00	Ps. 101.95	Ps. 101.95
322.84	120.00	Ps. 0.00	Ps. 101.95	Ps. 101.95
336.29	125.00	Ps. 0.00	Ps. 101.95	Ps. 101.95
349.74	130.00	Ps. 0.00	Ps. 101.95	Ps. 101.95
363.19	135.00	Ps. 0.00	Ps. 101.95	Ps. 101.95
376.64	140.00	Ps. 0.00	Ps. 101.95	Ps. 101.95

PYL205L DC021

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	0.00	0.00	Ps. 70.00
13.55	5.00	0.00	0.00	Ps. 70.00
27.11	10.00	0.00	0.00	Ps. 70.00
40.66	15.00	0.00	0.00	Ps. 70.00
54.22	20.00	0.00	0.00	Ps. 70.00
67.77	25.00	0.00	0.00	Ps. 70.00
81.33	30.00	0.00	0.00	Ps. 70.00
94.88	35.00	0.00	0.00	Ps. 70.00
108.44	40.00	0.00	0.00	Ps. 70.00
121.99	45.00	0.00	0.00	Ps. 70.00
135.55	50.00	0.00	0.00	Ps. 70.00
149.10	55.00	0.00	0.00	Ps. 70.00
162.65	60.00	0.00	0.00	Ps. 70.00
176.21	65.00	0.00	0.00	Ps. 75.00
189.76	70.00	0.00	0.00	Ps. 80.00
203.32	75.00	0.00	0.00	Ps. 85.00
216.87	80.00	0.00	0.00	Ps. 90.00
230.43	85.00	0.00	0.00	Ps. 95.00
243.98	90.00	2.65	0.00	Ps. 102.65

Earnings Release | 2Q.2021
Banco Santander México
155

257.54	95.00	2.65	0.00	Ps. 102.65
271.09	100.00	0.00	102.65	Ps. 102.65
284.64	105.00	0.00	102.65	Ps. 102.65
298.20	110.00	0.00	102.65	Ps. 102.65
311.75	115.00	0.00	102.65	Ps. 102.65
325.31	120.00	0.00	102.65	Ps. 102.65
338.86	125.00	0.00	102.65	Ps. 102.65
352.42	130.00	0.00	102.65	Ps. 102.65
365.97	135.00	0.00	102.65	Ps. 102.65
379.53	140.00	0.00	102.65	Ps. 102.65

(xvi) Tesla Motors, Inc. (TSLA*)

Stock Market where it is quoted

Nasdaq

Description:

Tesla Motors, Inc. designs, manufactures and markets high-performance electric vehicles and electric vehicle power train components. It has its own sales and service network and sells electric motor train components to other car manufacturers. Serves clients all over the world.

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	36.29	46.96	18,906,016.97
2017	42.74	77.00	30,791,567.04
2018	50.11	75.91	43,069,228.16
2019	35.79	86.19	46,931,113.82
2020	72.24	705.67	74,127,073.15
2nd Sem. 2019	42.28	86.19	42,130,915.30
1st Sem. 2020	72.24	215.96	85,054,851.37
2nd Sem. 2020	223.93	705.67	63,318,075.13
1st Sem. 2021	563.00	883.09	32,709,370.13
January 2021	705.67	883.09	39,726,853.55
February 2021	675.50	872.79	26,838,325.43
March 2021	563.00	718.43	43,294,787.81
April 2021	661.75	762.32	31,337,998.20
May 2021	563.46	709.44	30,343,408.90
June 2021	572.84	688.72	23,815,545.93

Earnings Release | 2Q.2021
Banco Santander México
156

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

TSL110L DC061

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	1.34	0.00	Ps. 16.34
35.98	5.00	1.34	0.00	Ps. 21.34
71.97	10.00	1.34	0.00	Ps. 26.34
107.95	15.00	1.34	0.00	Ps. 31.34
143.94	20.00	1.34	0.00	Ps. 36.34
179.92	25.00	1.34	0.00	Ps. 41.34
215.91	30.00	1.34	0.00	Ps. 46.34
251.89	35.00	1.34	0.00	Ps. 51.34
287.88	40.00	1.34	0.00	Ps. 56.34
323.86	45.00	1.34	0.00	Ps. 61.34
359.85	50.00	1.34	0.00	Ps. 66.34
395.83	55.00	1.34	0.00	Ps. 71.34
431.81	60.00	1.34	0.00	Ps. 76.34
467.80	65.00	1.34	0.00	Ps. 81.34
503.78	70.00	1.34	0.00	Ps. 86.34
539.77	75.00	1.34	0.00	Ps. 91.34
575.75	80.00	1.34	0.00	Ps. 96.34
611.74	85.00	1.34	0.00	Ps. 101.34
647.72	90.00	1.34	0.00	Ps. 101.34

Earnings Release | 2Q.2021
Banco Santander México
157

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
683.71	95.00	1.34	0.00	Ps. 101.34
719.69	100.00	0.00	101.34	Ps. 101.34
755.67	105.00	0.00	101.34	Ps. 101.34
791.66	110.00	0.00	101.34	Ps. 101.34
827.64	115.00	0.00	101.34	Ps. 101.34
863.63	120.00	0.00	101.34	Ps. 101.34
899.61	125.00	0.00	101.34	Ps. 101.34
935.60	130.00	0.00	101.34	Ps. 101.34
971.58	135.00	0.00	101.34	Ps. 101.34
1,007.57	140.00	0.00	101.34	Ps. 101.34

TSL112L DC062

Market price	Observed price	Observation dates 1 to 7	Exercise dates 1 to 7	Exercise date 8
0.00	0.00	0.00	0.00	Ps. 0.00
33.85	5.00	0.00	0.00	Ps. 5.00
67.70	10.00	0.00	0.00	Ps. 10.00
101.55	15.00	0.00	0.00	Ps. 15.00
135.40	20.00	0.00	0.00	Ps. 20.00
169.25	25.00	0.00	0.00	Ps. 25.00
203.10	30.00	0.00	0.00	Ps. 30.00
236.95	35.00	0.00	0.00	Ps. 35.00
270.80	40.00	0.00	0.00	Ps. 40.00
304.65	45.00	0.00	0.00	Ps. 45.00
338.50	50.00	0.00	0.00	Ps. 50.00
372.35	55.00	0.00	0.00	Ps. 55.00
406.20	60.00	0.00	0.00	Ps. 60.00
440.05	65.00	0.00	0.00	Ps. 65.00
473.90	70.00	1.64	0.00	Ps. 71.64
507.75	75.00	1.64	0.00	Ps. 101.64
541.60	80.00	1.64	0.00	Ps. 101.64
575.45	85.00	1.64	0.00	Ps. 101.64
609.30	90.00	1.64	0.00	Ps. 101.64
643.15	95.00	1.64	0.00	Ps. 101.64

Earnings Release | 2Q.2021
Banco Santander México
158

677.00	100.00	0.00	101.64	Ps. 101.64
710.85	105.00	0.00	101.64	Ps. 101.64
744.70	110.00	0.00	101.64	Ps. 101.64
778.55	115.00	0.00	101.64	Ps. 101.64
812.40	120.00	0.00	101.64	Ps. 101.64
846.25	125.00	0.00	101.64	Ps. 101.64
880.10	130.00	0.00	101.64	Ps. 101.64
913.95	135.00	0.00	101.64	Ps. 101.64
947.80	140.00	0.00	101.64	Ps. 101.64

TSL211L DC063

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	0.00	0.00	Ps. 50.00
28.89	5.00	0.00	0.00	Ps. 50.00
57.79	10.00	0.00	0.00	Ps. 50.00
86.68	15.00	0.00	0.00	Ps. 50.00
115.57	20.00	0.00	0.00	Ps. 50.00
144.47	25.00	0.00	0.00	Ps. 50.00
173.36	30.00	0.00	0.00	Ps. 50.00
202.25	35.00	0.00	0.00	Ps. 50.00
231.15	40.00	0.00	0.00	Ps. 50.00
260.04	45.00	0.00	0.00	Ps. 50.00
288.94	50.00	0.00	0.00	Ps. 50.00
317.83	55.00	0.00	0.00	Ps. 55.00
346.72	60.00	0.00	0.00	Ps. 60.00
375.62	65.00	0.00	0.00	Ps. 65.00
404.51	70.00	0.00	0.00	Ps. 70.00
433.40	75.00	0.00	0.00	Ps. 75.00
462.30	80.00	0.00	0.00	Ps. 80.00
491.19	85.00	4.40	0.00	Ps. 104.00
520.08	90.00	4.40	0.00	Ps. 104.00
548.98	95.00	4.40	0.00	Ps. 104.00

Earnings Release | 2Q.2021
Banco Santander México
159

577.87	100.00	4.40	0.00	Ps. 104.00
606.76	105.00	0.00	104.40	Ps. 104.00
635.66	110.00	0.00	104.40	Ps. 104.00
664.55	115.00	0.00	104.40	Ps. 104.00
693.44	120.00	0.00	104.40	Ps. 104.00
722.34	125.00	0.00	104.40	Ps. 104.00
751.23	130.00	0.00	104.40	Ps. 104.00
780.12	135.00	0.00	104.40	Ps. 104.00
809.02	140.00	0.00	104.40	Ps. 104.00

TSL212L DC065

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 2	Exercise date 3
0.00	0.00	0.00	0.00	Ps. 70.00
25.74	5.00	0.00	0.00	Ps. 70.00
51.49	10.00	0.00	0.00	Ps. 70.00
77.23	15.00	0.00	0.00	Ps. 70.00
102.97	20.00	0.00	0.00	Ps. 70.00
128.72	25.00	0.00	0.00	Ps. 70.00
154.46	30.00	0.00	0.00	Ps. 70.00
180.20	35.00	0.00	0.00	Ps. 70.00
205.95	40.00	0.00	0.00	Ps. 70.00
231.69	45.00	0.00	0.00	Ps. 70.00
257.44	50.00	0.00	0.00	Ps. 70.00
283.18	55.00	0.00	0.00	Ps. 70.00
308.92	60.00	0.00	0.00	Ps. 70.00
334.67	65.00	0.00	0.00	Ps. 70.00
360.41	70.00	0.00	0.00	Ps. 70.00
386.15	75.00	0.00	0.00	Ps. 75.00
411.90	80.00	0.00	0.00	Ps. 80.00
437.64	85.00	0.00	0.00	Ps. 85.00
463.38	90.00	0.00	0.00	Ps. 110.00
489.13	95.00	0.00	0.00	Ps. 105.00
514.87	100.00	0.00	109.10	Ps. 100.00
540.61	105.00	0.00	109.10	Ps. 108.25

Earnings Release | 2Q.2021
Banco Santander México
160

566.36	110.00	0.00	109.10	Ps. 116.50
592.10	115.00	0.00	109.10	Ps. 124.75
617.84	120.00	0.00	109.10	Ps. 133.00
643.59	125.00	0.00	109.10	Ps. 141.25
669.33	130.00	0.00	109.10	Ps. 141.25
695.07	135.00	0.00	109.10	Ps. 141.25
720.82	140.00	0.00	109.10	Ps. 141.25

(xvi) Materials Select Sector SPDR (XLB*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Materials Select Sector SPDR Trust is an exchange-traded fund incorporated in the USA. Its objective is to provide investment results that correspond to the performance of the Materials Select Sector Index. It includes companies in the following industries: chemicals, building materials, containers and packaging.

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	45.52	51.50	4,890,054.83
2017	49.70	60.64	4,175,340.55
2018	47.34	64.09	7,369,055.30
2019	49.34	61.42	6,258,772.69
2020	38.35	72.39	7,593,030.42
2nd Sem. 2019	54.95	61.42	5,456,128.67
1st Sem. 2020	38.35	61.42	9,156,436.07
2nd Sem. 2020	56.47	72.39	6,046,618.31
1st Sem. 2021	70.64	88.68	7,170,986.49
January 2021	70.64	77.48	8,268,420.13
February 2021	71.47	76.26	6,458,883.71
March 2021	73.62	79.69	8,090,353.35
April 2021	79.26	83.93	5,831,928.17
May 2021	83.04	88.68	6,908,607.90
June 2021	80.74	88.48	7,361,771.40

Earnings Release | 2Q.2021
Banco Santander México
161

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

XLB202R DC001

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
10.00	7.06	Ps. 90.00
20.00	14.13	Ps. 90.00
30.00	21.19	Ps. 90.00
40.00	28.26	Ps. 90.00
50.00	35.32	Ps. 90.00
60.00	42.38	Ps. 90.00
70.00	49.45	Ps. 90.00
80.00	56.51	Ps. 90.00
90.00	63.58	Ps. 90.00
95.00	67.11	Ps. 95.00
96.00	67.81	Ps. 96.00
97.00	68.52	Ps. 97.00
98.00	69.23	Ps. 98.00
99.00	69.93	Ps. 99.00
100.00	70.64	Ps. 100.00
105.00	74.17	Ps. 106.75
110.00	77.70	Ps. 113.50
114.51	80.89	Ps. 119.59
115.01	81.24	Ps. 108.50
116.01	81.95	Ps. 108.50

Earnings Release | 2Q.2021
Banco Santander México
162

117.01	82.66	Ps. 108.50
118.01	83.36	Ps. 108.50
119.01	84.07	Ps. 108.50
120.01	84.78	Ps. 108.50

(xvii) Energy Select Sector SPDR (XLE*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Energy Select Sector SPDR Fund is an exchange-traded fund incorporated in the US It tracks the performance of The Energy Select Sector Index. Holds large cap shares of energy in the US Invests in companies that develop and produce crude oil and natural gas, offer drilling and other related services. Positions are weighted by market cap.

Historical Evolution:

Comparison base: June 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	65.16	77.83	14,568,153.78
2017	62.00	76.17	13,524,920.30
2018	53.84	78.91	16,220,791.77
2019	55.85	68.61	14,052,817.93
2020	23.57	60.87	30,330,118.95
2nd Sem. 2019	55.85	64.44	14,051,855.81
1st Sem. 2020	23.57	60.87	32,986,907.84
2nd Sem. 2020	27.71	41.60	27,702,208.20
1st Sem. 2021	37.90	56.19	31,562,977.25
January 2021	37.90	44.48	33,125,870.23
February 2021	39.60	50.29	31,891,476.04
March 2021	47.83	53.57	39,083,280.00
April 2021	47.07	50.67	26,272,878.60
May 2021	49.39	54.73	29,326,649.74
June 2021	52.39	56.19	29,471,379.87

Earnings Release | 2Q.2021
Banco Santander México
163

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

XLE110R DC013

Market price	Observed price	Payment rights (MXN)
0	0	Ps.90.00
1.14	3.00	Ps.90.00
2.28	6.00	Ps.90.00
3.42	9.00	Ps.90.00
4.56	12.00	Ps.90.00
5.70	15.00	Ps.90.00
6.84	18.00	Ps.90.00
7.98	21.00	Ps.90.00
9.12	24.00	Ps.90.00
10.26	27.00	Ps.90.00
11.40	30.00	Ps.90.00
12.54	33.00	Ps.90.00
13.68	36.00	Ps.90.00
14.82	39.00	Ps.90.00
15.96	42.00	Ps.90.00
17.10	45.00	Ps.90.00
18.24	48.00	Ps.90.00
19.38	51.00	Ps.90.00
20.52	54.00	Ps.90.00
21.66	57.00	Ps.90.00
22.80	60.00	Ps.90.00
23.94	63.00	Ps.90.00
25.08	66.00	Ps.90.00
26.22	69.00	Ps.90.00
27.36	72.00	Ps.90.00
28.50	75.00	Ps.90.00
29.64	78.00	Ps.90.00
30.78	81.00	Ps.90.00
31.92	84.00	Ps.90.00
33.06	87.00	Ps.90.00
34.20	90.00	Ps.90.00
35.34	93.00	Ps.93.00

Earnings Release | 2Q.2021
Banco Santander México
164

36.48	96.00	Ps.96.00
37.62	99.00	Ps.99.00
38.76	102.00	Ps.102.00
39.90	105.00	Ps.105.00
41.04	108.00	Ps.108.00
42.18	111.00	Ps.111.00
43.32	114.00	Ps.114.00
44.46	117.00	Ps.117.00
45.60	120.00	Ps.120.00
46.74	123.00	Ps.123.00
47.88	126.00	Ps.126.00
49.02	129.00	Ps.129.00
50.16	132.00	Ps.132.00
51.30	135.00	Ps.135.00
52.44	138.00	Ps.112.00
53.58	141.00	Ps.112.00
54.72	144.00	Ps.112.00
55.86	147.00	Ps.112.00
57.00	150.00	Ps.112.00
58.14	153.00	Ps.112.00

(xviii) Energy Select Sector SPR (XLV*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Energy Select Sector SPDR Fund is an exchange-traded fund incorporated in the US It tracks the performance of The Energy Select Sector Index. Holds large cap shares of energy in the US Invests in companies that develop and produce crude oil and natural gas, offer drilling and other related services. Positions are weighted by market cap.

Historical Evolution:

Comparison base: June 30, 2016

Earnings Release | 2Q.2021
Banco Santander México
165

Period	Minimum price	Maximum price	Average (securities)
2016	66.02	75.68	9,290,052.69
2017	68.94	83.98	7,214,044.55
2018	79.55	95.87	9,722,717.68
2019	83.47	103.11	9,885,136.35
2020	74.62	113.44	10,450,181.77
2nd Sem. 2019	87.95	103.11	8,226,989.13
1st Sem. 2020	74.62	104.73	13,273,916.88
2nd Sem. 2020	100.71	113.44	7,657,139.44
1st Sem. 2021	110.80	126.03	8,811,907.59
January 2021	112.95	118.50	8,706,689.03
February 2021	112.61	117.28	8,571,871.79
March 2021	110.80	117.57	10,441,172.65
April 2021	116.39	123.68	6,816,555.80
May 2021	121.33	124.48	9,238,298.48
June 2021	121.33	126.03	9,015,840.80

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

XLV203R DC010

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.00	5.63	Ps. 90.00
10.00	11.26	Ps. 90.00
15.00	16.89	Ps. 90.00
20.00	22.52	Ps. 90.00
25.00	28.15	Ps. 90.00

Earnings Release | 2Q.2021
Banco Santander México
166

Market price	Observed price	Payment rights (MXN)
30.00	33.78	Ps. 90.00
35.00	29.28	Ps. 90.00
40.00	45.04	Ps. 90.00
45.00	50.67	Ps. 90.00
50.00	56.31	Ps. 90.00
55.00	61.94	Ps. 90.00
60.00	67.57	Ps. 90.00
65.00	73.20	Ps. 90.00
70.00	78.83	Ps. 90.00
75.00	84.46	Ps. 90.00
80.00	90.09	Ps. 90.00
85.00	95.72	Ps. 90.00
90.00	101.35	Ps. 90.00
95.00	106.98	Ps. 95.00
100.00	112.61	Ps. 100.00
101.00	113.74	Ps. 100.00
102.00	114.86	Ps. 100.00
105.00	118.24	Ps. 103.45
110.00	123.87	Ps. 109.20
115.01	129.51	Ps. 114.96
117.01	131.76	Ps. 117.26
118.01	132.89	Ps. 108.00
120.01	135.14	Ps. 108.00
125.01	140.77	Ps. 108.00
130.01	146.40	Ps. 108.00

Earnings Release | 2Q.2021
Banco Santander México
167

Hedged Positions as of June 30th, 2021

Hedged Positions

ASSETS: SXE108R DC063, XLE110R DC013, INT112R DC006, XLB202R DC001, BAB202L DC045, XLV203R DC010, BAG204L DC008, NVD210L DC110, PYL210L DC020, MLI110L DC001, MLI204L DC002,

MLI210L DC003, BAB204L DC046, TSL110L DC061, MLI210L DC004, PYL205L DC021, TSL112L DC062, INT112L DC010, ICL211R DC003, MSF112L DC047, AMZ112L DC185, ICL211L DC004, ICL211L DC005,

CVS111L DC026, TSL211L DC063, FBK205L DC094, BKN112L DC001, TSL212L DC065, SXG112L DC001, NVD112L DC117, SPO207L DC007, FXI107R DC031, KOC107R DC005.

Asset Type	Issuer / Series	Number of Shares	Market Price	Beta Coef.	Period in Months used for Beta	Delta Coefic. (For Options and Warrants)	Delta (Shares)	Delta (Securities)
Hedge	SXE108R DC063	808,500	0.00	1.0000	12	0.000089	71.94	71.9397
Hedge	XLE110R DC013	1,360,000	0.00	1.0000	12	(0.003142)	(4,273.54)	(4,273.5448)
Hedge	INT112R DC006	371,500	0.00	1.0000	12	0.030371	11,282.85	11,282.8500
Hedge	XLB202R DC001	490,000	0.00	1.0000	12	0.014154	6,935.34	6,935.3413
Hedge	BAB202L DC045	1,219,500	0.00	1.0000	12	0.012793	15,601.20	15,601.2009
Hedge	XLV203R DC010	267,500	0.00	1.0000	12	0.012643	3,381.87	3,381.8737
Hedge	BAG204L DC008	400,000	0.00	1.0000	12	0.021786	8,714.60	8,714.5968
Hedge	NVD210L DC110	1,667,500	0.00	1.0000	12	0.000153	255.56	255.5581
Hedge	PYL210L DC020	484,700	0.00	1.0000	12	0.004066	1,970.81	1,970.8062
Hedge	MLI110L DC001	275,000	0.00	1.0000	12	0.002032	558.92	558.9186
Hedge	MLI204L DC002	180,000	0.00	1.0000	12	0.001670	300.65	300.6465
Hedge	MLI210L DC003	471,600	0.00	1.0000	12	0.001275	601.10	601.0962
Hedge	BAB204L DC046	400,000	0.00	1.0000	12	0.016535	6,614.17	6,614.1742
Hedge	TSL110L DC061	200,000	0.00	1.0000	12	0.002009	401.78	401.7764
Hedge	MLI210L DC004	330,200	0.00	1.0000	12	0.001424	470.07	470.0694
Hedge	PYL205L DC021	1,983,000	0.00	1.0000	12	0.003496	6,933.24	6,933.2420
Hedge	TSL112L DC062	246,400	0.00	1.0000	12	0.005306	1,307.33	1,307.3264
Hedge	INT112L DC010	128,600	0.00	1.0000	12	0.039108	5,029.32	5,029.3168
Hedge	ICL211R DC003	586,000	0.00	1.0000	12	0.073256	42,928.19	42,928.1936
Hedge	MSF112L DC047	100,000	0.00	1.0000	12	(0.000000)	0.00	(0.0000)
Hedge	AMZ112L DC185	183,500	0.00	1.0000	12	0.000677	124.24	124.2449
Hedge	ICL211L DC004	516,000	0.00	1.0000	12	0.110849	57,198.14	57,198.1410
Hedge	ICL211L DC005	303,000	0.00	1.0000	12	0.100310	30,393.85	30,393.8523
Hedge	CVS111L DC026	153,500	0.00	1.0000	12	0.026994	4,143.65	4,143.6521

Earnings Release | 2Q.2021
Banco Santander México
168

Hedge	TSL211L DC063	547,280	0.00	1.0000	12	0.001911	1,045.93	1,045.9347
Hedge	FBK205L DC094	740,700	0.00	1.0000	12	0.002407	1,783.12	1,783.1222
Hedge	BKN112L DC001	202,000	0.00	1.0000	12	0.000986	199.27	199.2657
Hedge	TSL212L DC065	1,115,700	0.00	1.0000	12	0.001913	2,134.1736	2,134.1736
Hedge	SXG112L DC001	150,000	0.00	1.0000	12	0.013529	2,029.3274	2,029.3274
Hedge	NVD112L DC117	181,500	0.00	1.0000	12	0.000802	145.5203	145.5203
Hedge	SPO207L DC007	1,125,000	0.00	1.0000	12	0.005734	6,450.4698	6,450.4698
Hedge	FXI107R DC031	497,000	0.00	1.0000	12	(0.046565)	(23,142.7557)	(23,142.7557)
Hedge	KOC107R DC005	236,200	0.00	1.0000	12	(0.000000)	(0.0745)	(0.0745)
Obligation	SXE108R DC063	808,500	118.17	1.0000	12	(0.000089)	(71.9397)	(71.9397)
Obligation	XLE110R DC013	1,360,000	111.08	1.0000	12	0.003142	4,273.54	4,273.5448
Obligation	INT112R DC006	371,500	104.10	1.0000	12	(0.030371)	(11,282.85)	(11,282.8500)
Obligation	XLB202R DC001	490,000	103.99	1.0000	12	(0.014154)	(6,935.34)	(6,935.3413)
Obligation	BAB202L DC045	1,219,500	92.22	1.0000	12	(0.012793)	(15,601.20)	(15,601.2009)
Obligation	XLV203R DC010	267,500	104.68	1.0000	12	(0.012643)	(3,381.87)	(3,381.8737)
Obligation	BAG204L DC008	400,000	96.91	1.0000	12	(0.021786)	(8,714.60)	(8,714.5968)
Obligation	NVD210L DC110	1,667,500	105.64	1.0000	12	(0.000153)	(255.56)	(255.5581)
Obligation	PYL210L DC020	484,700	99.34	1.0000	12	(0.004066)	(1,970.81)	(1,970.8062)
Obligation	MLI110L DC001	275,000	102.99	1.0000	12	(0.002032)	(558.92)	(558.9186)
Obligation	MLI204L DC002	180,000	95.34	1.0000	12	(0.001670)	(300.65)	(300.6465)
Obligation	MLI210L DC003	471,600	94.39	1.0000	12	(0.001275)	(601.10)	(601.0962)
Obligation	BAB204L DC046	400,000	96.34	1.0000	12	(0.016535)	(6,614.17)	(6,614.1742)
Obligation	TSL110L DC061	200,000	97.28	1.0000	12	(0.002009)	(401.78)	(401.7764)
Obligation	MLI210L DC004	330,200	93.41	1.0000	12	(0.001424)	(470.07)	(470.0694)
Obligation	PYL205L DC021	1,983,000	100.77	1.0000	12	(0.003496)	(6,933.24)	(6,933.2420)
Obligation	TSL112L DC062	246,400	99.77	1.0000	12	(0.005306)	(1,307.3264)	(1,307.3264)
Obligation	INT112L DC010	128,600	97.58	1.0000	12	(0.039108)	(5,029.3168)	(5,029.3168)
Obligation	ICL211R DC003	586,000	93.04	1.0000	12	(0.073256)	(42,928.1936)	(42,928.1936)
Obligation	MSF112L DC047	100,000	100.49	1.0000	12	0.000000	0.0000	0.0000
Obligation	AMZ112L DC185	183,500	99.46	1.0000	12	(0.000677)	(124.2449)	(124.2449)
Obligation	ICL211L DC004	516,000	99.71	1.0000	12	(0.110849)	(57,198.1410)	(57,198.1410)
Obligation	ICL211L DC005	303,000	100.55	1.0000	12	(0.100310)	(30,393.8523)	(30,393.8523)
Obligation	CVS111L DC026	153,500	97.50	1.0000	12	(0.026994)	(4,143.6521)	(4,143.6521)
Obligation	TSL211L DC063	547,280	99.71	1.0000	12	(0.001911)	(1,045.93)	(1,045.9347)
Obligation	FBK205L DC094	740,700	100.06	1.0000	12	(0.002407)	(1,783.12)	(1,783.1222)

Earnings Release | 2Q.2021
Banco Santander México
169

Obligation	BKN112L DC001	202,000	99.80	1.0000	12	(0.000986)	(199.27)	(199.2657)
Obligation	TSL212L DC065	1,115,700	96.83	1.0000	12	(0.001913)	(2,134.17)	(2,134.1736)
Obligation	SXG112L DC001	150,000	98.56	1.0000	12	(0.013529)	(2,029.33)	(2,029.3274)
Obligation	NVD112L DC117	181,500	100.20	1.0000	12	(0.000802)	(145.52)	(145.5203)
Obligation	SPO207L DC007	1,125,000	0.00	1.0000	12	(0.005734)	(6,450.4698)	(6,450.4698)
Obligation	FXI107R DC031	497,000	113.50	1.0000	12	0.046565	23,142.7557	23,142.7557
Obligation	KOC107R DC005	236,200	109.86	1.0000	12	0.000000	0.0745	0.0745

Delta as Issuers
Issuer / Serie	Asset Type	Total
SXE108R DC063	Hedge	71.939650
	Obligation	(71.939650)
XLE110R DC013	Hedge	(4,273.544800)
	Obligation	4,273.544800
INT112R DC006	Hedge	11,282.850020
	Obligation	(11,282.850020)
XLB202R DC001	Hedge	6,935.341340
	Obligation	(6,935.341340)
BAB202L DC045	Hedge	15,601.200910
	Obligation	(15,601.200910)
XLV203R DC010	Hedge	3,381.873690
	Obligation	(3,381.873690)
BAG204L DC008	Hedge	8,714.596770
	Obligation	(8,714.596770)
NVD210L DC110	Hedge	255.558060
	Obligation	(255.558060)
PYL210L DC020	Hedge	1,970.806150
	Obligation	(1,970.806150)
MLI110L DC001	Hedge	558.918600
	Obligation	(558.918600)
MLI204L DC002	Hedge	300.646540
	Obligation	(300.646540)
MLI210L DC003	Hedge	601.096220

Earnings Release | 2Q.2021
Banco Santander México
170

	Obligation	(601.096220)
BAB204L DC046	Hedge	6,614.174240
	Obligation	(6,614.174240)
TSL110L DC061	Hedge	401.776440
	Obligation	(401.776440)
MLI210L DC004	Hedge	470.069350
	Obligation	(470.069350)
PYL205L DC021	Hedge	6,933.241990
	Obligation	(6,933.241990)
TSL112L DC062	Hedge	1,307.326420
	Obligation	(1,307.326420)
INT112L DC010	Hedge	5,029.316850
	Obligation	(5,029.316850)
ICL211R DC003	Hedge	42,928.193590
	Obligation	(42,928.193590)
MSF112L DC047	Hedge	(0.000000)
	Obligation	0.000000
AMZ112L DC185	Hedge	124.244910
	Obligation	(124.244910)
ICL211L DC004	Hedge	57,198.141030
	Obligation	(57,198.141030)
ICL211L DC005	Hedge	30,393.852320
	Obligation	(30,393.852320)
CVS111L DC026	Hedge	4,143.652110
	Obligation	(4,143.652110)
TSL211L DC063	Hedge	1,045.934660
	Obligation	(1,045.934660)
FBK205L DC094	Hedge	1,783.122190
	Obligation	(1,783.122190)
BKN112L DC001	Hedge	199.265690
	Obligation	(199.265690)
TSL212L DC065	Hedge	2,134.173640
	Obligation	(2,134.173640)
SXG112L DC001	Hedge	2,029.327439
	Obligation	(2,029.327439)

Earnings Release | 2Q.2021
Banco Santander México
171

NVD112L DC117	Hedge	145.520280
	Obligation	(145.520280)
SPO207L DC007	Hedge	6,450.469750
	Obligation	(6,450.469750)
FXI107R DC031	Hedge	(23,142.755690)
	Obligation	23,142.755690
KOC107R DC005	Hedge	(0.074520)
	Obligation	0.074520
Total		-

Issuer	Delta (Shares)	Original Beta	Standard Error	Delta (Shares)	Delta Hedge in Securities	Delta Obligations in Securities
SXE108R DC063	0.0000	1.0000	0.000000	0.0000	71.9397	(71.9397)
XLE110R DC013	0.0000	1.0000	0.000000	0.0000	(4,273.5448)	4,273.5448
INT112R DC006	0.0000	1.0000	0.000000	0.0000	11,282.8500	(11,282.8500)
XLB202R DC001	0.0000	1.0000	0.000000	0.0000	6,935.3413	(6,935.3413)
BAB202L DC045	0.0000	1.0000	0.000000	0.0000	15,601.2009	(15,601.2009)
XLV203R DC010	0.0000	1.0000	0.000000	0.0000	3,381.8737	(3,381.8737)
BAG204L DC008	0.0000	1.0000	0.000000	0.0000	8,714.5968	(8,714.5968)
NVD210L DC110	0.0000	1.0000	0.000000	0.0000	255.5581	(255.5581)
PYL210L DC020	0.0000	1.0000	0.000000	0.0000	1,970.8062	(1,970.8062)
MLI110L DC001	0.0000	1.0000	0.000000	0.0000	558.9186	(558.9186)
MLI204L DC002	0.0000	1.0000	0.000000	0.0000	300.6465	(300.6465)
MLI210L DC003	0.0000	1.0000	0.000000	0.0000	601.0962	(601.0962)
BAB204L DC046	0.0000	1.0000	0.000000	0.0000	6,614.1742	(6,614.1742)
TSL110L DC061	0.0000	1.0000	0.000000	0.0000	401.7764	(401.7764)
MLI210L DC004	0.0000	1.0000	0.000000	0.0000	470.0694	(470.0694)
PYL205L DC021	0.0000	1.0000	0.000000	0.0000	6,933.2420	(6,933.2420)
TSL112L DC062	0.0000	1.0000	0.000000	0.0000	1,307.3264	(1,307.3264)
INT112L DC010	0.0000	1.0000	0.000000	0.0000	5,029.3168	(5,029.3168)
ICL211R DC003	0.0000	1.0000	0.000000	0.0000	42,928.1936	(42,928.1936)

Earnings Release | 2Q.2021
Banco Santander México
172

MSF112L DC047	0.0000	1.0000	0.000000	0.0000	0.0000	0.0000
AMZ112L DC185	0.0000	1.0000	0.000000	0.0000	124.2449	(124.2449)
ICL211L DC004	0.0000	1.0000	0.000000	0.0000	57,198.1410	(57,198.1410)
ICL211L DC005	0.0000	1.0000	0.000000	0.0000	30,393.8523	(30,393.8523)
CVS111L DC026	0.0000	1.0000	0.000000	0.0000	4,143.6521	(4,143.6521)
TSL211L DC063	0.0000	1.0000	0.000000	0.0000	1,045.9347	(1,045.9347)
FBK205L DC094	0.0000	1.0000	0.000000	0.0000	1,783.1222	(1,783.1222)
BKN112L DC001	0.0000	1.0000	0.000000	0.0000	199.2657	(199.2657)
TSL212L DC065	0.0000	1.0000	0.000000	0.0000	2,134.1736	(2,134.1736)
SXG112L DC001	0.0000	1.0000	0.000000	0.0000	2,029.3274	(2,029.3274)
NVD112L DC117	0.0000	1.0000	0.000000	0.0000	145.5203	(145.5203)
SPO207L DC007	0.0000	1.0000	0.000000	0.0000	6,450.4698	(6,450.4698)
FXI107R DC031	0.0000	1.0000	0.000000	0.0000	(23,142.7557)	23,142.7557
KOC107R DC005	0.0000	1.0000	0.000000	0.0000	(0.0745)	0.0745

Earnings Release | 2Q.2021
Banco Santander México
173

XIII.Special Accounting Criteria — Subsidiaries

Santander Consumo

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

As of June 30, 2021, Santander Consumo, S.A. de C.V., SOFOM, E.R. (Santander Consumo) has 253,221 loans registered in its different support programs for an amount of Ps. 12,293 million. These loans are segregated as follows:

	Numbers	Million
	of loans	pesos
Commercial loans
Commercial or business activity	710	Ps.54

Consumer loans	252,511	12,239

Total	253,221	Ps.12,293

Santander Consumo considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals

In the same line, Santander Consumo determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Santander Consumo would have presented the following amounts in the Consolidated Balance Sheet and in the Consolidated Statement of Income as of June 30, 2021:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Performing loan portfolio:
Commercial loans
Commercial or business activity	2,081	2,081

Consumer loans	75,565	75,420

Total performing loan portfolio	77,646	77,501

Non-performing loan portfolio:
Commercial loans
Commercial or business activity	16	16

Consumer loans	3,672	3,777

Total non-performing portfolio	3,688	3,793

Total loan portfolio	81,334	81,294

Earnings Release | 2Q.2021
Banco Santander México
174

(-) Less:
Allowance for loan losses
Commercial loans
Commercial or business activity	(42)	(42)

Consumer loans	(8,440)	(8,425)

Total allowance for loan losses	(8,482)	(8,467)

Loan portfolio (net)	72,852	72,827

Consolidated statement of income
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6
Interest income	8,354	8,314
Of which:
Interest on loan portfolio:
Commercial loans
Commercial or business activity	92	92

Consumer loans	8,260	8,220

Total interest income	8,352	8,312

Allowance for loan losses
Commercial loans
Commercial or business activity	(110)	(110)

Consumer loans	(4,163)	(4,148)

Total allowance for loan losses	(4,273)	(4,258)

Below is the calculation of the capitalization index of Santander Consumo as of June 30, 2021, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	28.95%
Accounting Criteria B-6	28.91%

(4) pb

Note: the information shown above represents consolidated financial information of Santander Consumo as of June 30, 2021. Appendix XIII details the information corresponding to its subsidiaries as of the same date

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that meet all of the following conditions:

i)	H ave been granted no later than March 31, 2020,

ii)	They are recorded for accounting purposes as a current loan portfolio as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

Earnings Release | 2Q.2021
Banco Santander México
175

v)	Its renewal, restructuring or removal is duly formalized within a period that will expire on January 31, 2021.

It is optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions choose to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV must be complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consist of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020

Santander Consumo decided not to apply the Covid Accounting Facilities.

Finally, on November 30, 2020, the CNBV issued on a temporary basis, special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country, regarding to consumer loans, mortgage loans and commercial loans, for customers who have their domicile or credits whose source of payment is in the affected areas, declared by the Ministry of the Interior or by “Secretaría de Gobernación” or for “Secretaría de Seguridad y Protección Ciudadana” as natural disaster areas.

In general terms, the support consists in that credit institutions can offer their customers the partial or total deferral of principal and / or interest payments for three months, six months in the case of group microcredits, or up to 18 months in the case of directed loans to the agricultural and rural sectors, with the consequent benefit for customers that their loans will continue to be reported as performing loan portfolio to credit information companies.

In other words, the loans that adhere to the benefit of the special accounting criteria will allow the credit institutions not to consider them as restructured in accordance with the provisions of the current accounting criteria, which will allow the borrowers to allocate their resources to face the possible damages that they could have suffered from natural phenomena.

The foregoing will be applicable as long as the credit is classified in accounting as performing loan portfolio on the date of the claim established in the declaration, and the support implementation process is carried out within 120 calendar days following the date of the claim.

As of June 30, 2021, Santander Consumo has not applied the special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country.

Santander Inclusión Financiera

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

As of June 30, 2021, Santander Inclusión Financiera, S.A. de C.V., SOFOM, E.R. (Inclusión Financiera) has no loans registered in its different support programs for an amount of Ps. 0 million. As follows:

	Numbers	Million
	of loans	pesos
Consumer loans	0	Ps.0

Total	0	Ps.0

Earnings Release | 2Q.2021
Banco Santander México
176

Inclusión Financiera considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals

In the same line, Inclusión Financiera determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Inclusión Financiera would have presented the following amounts in the Consolidated Balance Sheet and in the Consolidated Statement of Income as of June 30, 2021:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6
Commercial loans	356	356

Total performing loan portfolio	356	356

Commercial loans	4	4

Total non-performing portfolio	4	4

Total loan portfolio	360	360

(-) Less:
Allowance for loan losses
Consumer loans	(16)	(16)

Total allowance for loan losses	(16)	(16)

Loan portfolio (net)	344	344

Consolidated statement of income
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Interest income	114	114
Of which:
Interest on loan portfolio:
Consumer loans	114	114

Total interest income	114	114

Allowance for loan losses
Consumer loans	(17)	(17)

Total allowance for loan losses	(17)	(17)

Earnings Release | 2Q.2021
Banco Santander México
177

Below is the calculation of the capitalization index of Inclusión Financiera as of June 30, 2021, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	17.86%
Accounting Criteria B-6	17.86%

0 pb

Note: the information shown above represents consolidated financial information of Inclusión Financiera as of June 30, 2021. Appendix XIII details the information corresponding to its subsidiaries as of the same date

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that meet all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They are recorded for accounting purposes as a current loan portfolio as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal is duly formalized within a period that will expire on January 31, 2021.

It is optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions choose to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV must be complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consist of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020

Inclusión Financiera decided not to apply the Covid Accounting Facilities.

Finally, on November 30, 2020, the CNBV issued on a temporary basis, special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country, regarding to consumer loans, mortgage loans and commercial loans, for customers who have their domicile or credits whose source of payment is in the affected areas, declared by the Ministry of the Interior or by “Secretaría de Gobernación” or for “Secretaría de Seguridad y Protección Ciudadana” as natural disaster areas.

In general terms, the support consists in that credit institutions can offer their customers the partial or total deferral of principal and / or interest payments for three months, six months in the case of group microcredits, or up to 18 months in the case of directed loans to the agricultural and rural sectors, with the consequent benefit for customers that their loans will continue to be reported as performing loan portfolio to credit information companies.

Earnings Release | 2Q.2021
Banco Santander México
178

In other words, the loans that adhere to the benefit of the special accounting criteria will allow the credit institutions not to consider them as restructured in accordance with the provisions of the current accounting criteria, which will allow the borrowers to allocate their resources to face the possible damages that they could have suffered from natural phenomena.

The foregoing will be applicable as long as the credit is classified in accounting as performing loan portfolio on the date of the claim established in the declaration, and the support implementation process is carried out within 120 calendar days following the date of the claim.

As of June 30, 2021, Inclusión Financiera has not applied the special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country.

Earnings Release | 2Q.2021
Banco Santander México
179

Item 2

2Q.21 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

2 Safe Harbor Statement Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) .. All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

3 Earnings Supported by Lower LLPs, Fees and Cost Discipline while Maintaining a Strong Balance Sheet and Liquidity Loan book down 5.4% YoY  Growth in mortgages, auto loans and government loans  Consumer, credit cards and SME loans start showing sequential recovery, while corporate loans remain soft Deposit base down 2.9% YoY  Individual demand deposits +8.6%  Individual term deposits - 18.3% Resilient asset quality  NPL ratio 2.87% +36 bps  Cost of risk 1 2.75% - 39 bps Profitability in 2Q21 reflects reduced NII, normalized market related income and excess capital  Efficiency ratio 2 47.59% +688 bps 47.10% +482 bps  ROAE 3 11.83% - 3 bps 10.03% - 349 bps 2Q21 YoY Var 2Q21 YoY Var  Corporate demand deposits +8.3%  Corporate term deposits - 26.4% Historically strong capital and liquidity positions  CET1 14 .25%  LCR 315.99% 2Q21  Continue declining from 4Q20 peak  Lowest level in the LTM; converging to pre pandemic level Source: Company filings under CNBV GAAP. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of allowances (2Q21*4). / Year to date ratio = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (6M21*2). 3) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q20;2Q21). / Year to date ratio = Annualized cumulative net income as a percentage of average equity (4Q20;2Q21). Our parent company modified its intention of a delisting tender offer to a voluntary one. Regulatory authorizations still pending. 6M21 YoY Var

4 Sustained Improvement of Macro and Mobility Indicators Source: 1) Banxico surveys on the expectations of specialists in economics of the private sector as of June 2021. 2) Instituto Mexicano del Seguro Social (IMSS) as of June 2021. 3) Google Mobility Report. The average considers all areas except residential. Data as of June 11, 2021. 3.3 3.5 -6 -2 2 6 Average Population Mobility 3 (%) Banxico’s GDP Growth Expectations Survey 1 (%) 13.1 % Growth of Formal Employment 2 (%, YoY ) 2.2 5.8 2.0 2.8 0 3 6 9 2020 2019 2021 2021 2022 (June) 2020 2019 2021  Banxico’s GDP growth expectations survey shows a recovery trend of 5 . 8 % for 2021 and growth of 2 . 8 % in 2022 .  Mexico registered its best June in terms of job creation since 2017 and achieved the most positive first semester since 2018 .  Average population mobility has been recovering after falling in January, reaching its highest point since the pandemic began . (June average) 3.1% (June) -70 -60 -50 -40 -30 -20 -10 0 10 02/20 03/20 03/20 04/20 04/20 05/20 05/20 06/20 06/20 07/20 08/20 08/20 09/20 09/20 10/20 10/20 11/20 11/20 12/20 01/21 01/21 02/21 02/21 03/21 03/21 04/21 04/21 05/21 06/21 06/21 07/21

System Loans Remain Stagnant as System Deposits Weaken

Total Loans

YoY Growth
5,640
5,490
5,303
5,349
5,331
5.9%
2.9%
-1.9%
-7.4%
-7.1%
2Q20
3Q20
4Q20
1Q21
May'21

Total Deposits

YoY Growth
5,857
5,838
5,892
5,971
5,921
12.6%
12.9%
10.8%
3.9%
0.6%
2Q20
3Q20
4Q20
1Q21
May'21

Consumer Loans[1] (YoY Growth)

-3.2%
-7.1%
-7.7%
-8.8%
-5.3%
2Q20
3Q20
4Q20
1Q21
May'21

Demand Deposits (YoY Growth)

17.0%
19.3%
17.1%
11.7%
8.9%
2Q20
3Q20
4Q20
1Q21
May'21

Santander

5

5 System Loans Remain Stagnant as System Deposits Weaken Source: CNBV Banks as of May 2021 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) 5.9% 2Q20 2.9% - 1.9% 5,640 3Q20 5,349 4Q20 5,303 - 7.4% 1Q21 - 7.1% May’21 5,490 5,331 YoY Growth 12.6% 2Q20 3Q20 1Q21 12.9% 10.8% 3.9% 4Q20 0.6% May’21 5,857 5,838 5,892 5,971 5,921 YoY Growth - 5.3% - 3.2% 2Q20 3Q20 4Q20 1Q21 May’21 - 8.8% - 7.1% - 7.7% 19.3% 1Q21 4Q20 17.1% May’21 2Q20 3Q20 17.0% 11.7% 8.9%

Strategic priorities

Getnet By Santander

2° largest merchant in POSs and affiliations

+147K | +324K

SAMSUNG Santander

Digital gaining traction through omnichannel strategy

- MisMetas & Santander Tap
- Sandi the virtual assistant
- BET, Getnet & Digital banking
- Santander smart and agile branches

5.1 mn (11% YoY) Digital customers

+50% (16pp YoY) Digital sales (% total sales)

Increasing & expanding our auto loan business organically

Auto loan market share[1]

Mid-term target 13% - 13.5%

- New alliances
- Super Auto
- Autocompara

0.2%
8.6%
2017
2018
2019
2020
2021

Santander, best mortgage banking brand in Mexico

Mortgage origination (Bn)

+126% YoY

Individual portfolio market share[1] (%)

+64 bp
14.0
13.7
13.5
13.9
14.7
2Q17
2Q18
2Q19
2Q20
2Q21

...by growing individual demand deposits

Retail deposit share of total demand deposits (%)

Santander

Notes: 1) CNBV Data as of May 2021.

6

6 Aligned with Main Global Initiatives and Moving Forward to Build a Stronger Bank Notes : 1) CNBV Data as of May 2021. Auto loan market share¹ Digital gaining traction through omnichannel strategy Increasing & expanding our auto loan business organically Strategic priorities Santander, best mortgage banking brand in Mexico Origination continued its growing trend in June ; increasing more than the system, with Hipoteca Plus & Hipoteca Free boosted by Hipoteca Online 2.7 3.6 4.9 3.8 4.2 4.8 01/21 02/21 03/21 04/21 05/21 06/21 +126% YoY Mortgage origination ( Bn ) 5.1 mn Digital customers (11% YoY ) +50% Santander smart and agile branches MisMetas & Santander Tap BET, Getnet & Digital banking Mid - term target 13% - 13.5% (16pp YoY ) 0.2% 8.6% 2017 2018 2019 2020 2021 New alliances Super Auto Autocompar a Digital sales (% total sales) the virtual assistant …by growing individual demand deposits 2Q20 2Q17 2Q18 2Q21 2Q19 26.3 27.7 30.3 33.7 33.8 +750 bp Retail deposit share of total demand deposits (%) 2 ° largest merchant in POSs and affiliations +147K | +324K New alliance with Samsung to offer a unique financial digital ecosystem Increasing retail exposure by gaining market share in individual loans and... Individual portfolio market share 1 (%) 13.5 2Q17 2Q18 2Q19 2Q21 2Q20 14.7 14.0 13.7 13.9 +64 bp

Continued Expansion in Targeted Segments: Mortgages, Auto and Government

Total Loans

751,219
735,330
702,769
713,989
710,323
-5.4%
-7.1%
System YoY growth[1]
-0.5%
2Q20
3Q20
4Q20
1Q21
2Q21

Loan Portfolio Breakdown

Consumer 9%
Credit Cards 7%
Middle-Market 28%
Mortgages 26%
Corporates 9%
SMEs 8%
Gov&FinEnt 13%

	2Q21 $$	2Q21 Var YoY	2Q21 System YoY Growth[1]	2Q21 Contribution to: Loans	2Q21 Contribution to: NII Loans	2Q20 Contribution to: Loans	2Q20 Contribution to: NII Loans
High-margin segments:							
Middle-market	198,573	(7.4%)		52.2%	64.1%	53.2%	66.1%
SMEs	56,448	(21.8%)	↓				
Credit cards	50,989	(6.0%)	↑ (4.1%)				
Consumer	64,602	10.0%	(6.0%)				
	370,612	(7.3%)					
Low-margin segments:							
Corporates	65,309	(37.7%)	↑	47.8%	35.9%	46.8%	33.9%
Government & Financial Entities	91,750	4.4%	↑ (0.9%)				
Mortgages	182,652	15.0%	9.3%				
	339,711	(3.3%)					

Santander

7

7 Continued Expansion in Targeted Segments: Mortgages, Auto and Government Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) CNBV Banks as of May 2021 in billion pesos. Total Loans Loan Portfolio Breakdown Contribution to: Loans NII Loans 53.2% 66.1% 46.8% 33.9% 2Q21 2Q20 $$ Var YoY System YoY Growth 1 Contribution to: Loans NII Loans High - margin s egments : Middle - market 198,573 (7.4%) 52.2% 64.1% SMEs 56,448 (21.8%) Credit cards 50,989 (6.0%) (4.1%) Consumer 64,602 10.0% (6.0%) 370,612 (7.3%) Low - margin segments : Corporates 65,309 (37.7%) 47.8% 35.9% Government & Financial Entities 91,750 4.4% (0.9%) Mortgages 182,652 15.0% 9.3% 339,711 (3.3%) System YoY growth 1 - 7.1% Middle - Market 28% Corporates 9% Gov&FinEnt 13% SMEs 8% Mortgages 26% Credit Cards 7% Consumer 9% 2Q21 1Q21 3Q20 2Q20 735,330 4Q20 702,769 751,219 710,323 713,989 - 0.5% - 5.4%

8 Sustained Market Share Gains in Individual Loans. Strong Mortgages and Auto Loans, while Credit Cards Show Sequential Pickup Source : Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of May 2021. Notes: 1) Includes payroll, personal, auto and microfinancing loans. Individual Loans 298,243 271,771 2Q20 2Q21 +9.7%  Balances start to show sequential growth  Usage + 35% YoY in June ; +7% YoY vs June 2019  Maintaining conservative origination criteria  Focus on enhanced security products: Chip&PIN , infoless & digital cards  Customers pay balances in full increase to 36.6% in 2Q21 vs 30.7% in 2Q20  Personal loans contracted 20.5% YoY in line with system performance  2Q21 auto loan production, supported by commercial agreements with Mazda & Honda  Market share reached 8.5% in May ‘21 vs 2.0% a year ago, in process of becoming top three position Mortgages 158,779 1Q21 2Q20 3Q20 4Q20 2Q21 164,737 172,871 177,250 182,652 +3.0% +15.0% 2Q20 3Q20 4Q20 1Q21 53,809 2Q21 54,242 53,296 50,807 50,989 +0.4% - 6.0% 1Q21 2Q20 4Q20 3Q20 2Q21 58,750 59,762 61,903 64,602 62,487 +3.4% +10.0% Auto Payroll Personal  Organic growth of +19.8% YoY  One of the top mortgage originators in June, with Hipoteca Plus and Hipoteca Free accounting for 57% and 41% of new mortgages  2Q21 origination up 126% YoY  E2E digital process managing 96% of operations Credit Cards Consumer 1

Loyal Customers[1]

Loyal / Active
+12.5%
35%
3,299
3,407
3,588
3,651
3,712
40%
2Q20
3Q20
4Q20
1Q21
2Q21

Digital Customers[1]

+11.1%
4,607
4,768
5,001
5,110
5,120
2Q20
3Q20
4Q20
1Q21
2Q21

Digital Channels

Digital Transactions / Total Transactions[2]

29.6%
7%
93%
41.5%
4%
96%
Internet
Mobile
Jun'20
Jun'21

Products Sales by Channel[3]

36%
64%
50%
50%
Digital
Others
Jun'20
Jun'21

Mobile Customers[1]

+13.5%
4,270
4,438
4,685
4,824
4,846
2Q20
3Q20
4Q20
1Q21
2Q21

Santander

9

9 Sustained Digital Adoption Boosted Digital Transactions and Sales, also Leading to a Larger Loyal Customer Base Notes: 1) Thousands of customers. 2) Monetary transactions of individuals 3) Sales by channel of individuals and SMEs Figures may vary from those previously reported due to restatements. Loyal Customers 1 Digital Customers 1 Digital Channels Mobile Customers 1 3,651 4Q20 2Q20 3Q20 1Q21 2Q21 3,299 3,588 3,407 3,712 +12.5% 5,120 1Q21 2Q20 5,110 3Q20 2Q21 4Q20 4,607 4,768 5,001 +11.1% 2Q20 2Q21 4,438 3Q20 4Q20 1Q21 4,270 4,824 4,685 4,846 +13.5% 4% 7% 93% Jun’21 Jun’20 96% 41.5% 29.6% Internet Mobile Jun’20 36% 50% 64% 50% Jun’21 Digital Others Digital Transactions / Total Transactions 2 Products Sales by Channel 3 35% 40% Loyal / Active

Commercial Loans

2Q20 479,448 → -14.1% → 412,080 2Q21

SMEs

76,344
74,587
72,198
68,655
65,371
60,415
56,448
-21.8%
-6.6%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21

Middle-Market

186,615
214,054
214,557
205,863
194,058
194,004
198,573
-7.4%
+2.4%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21

Corporates

94,506
122,347
104,834
91,726
71,641
70,857
65,309
-37.7%
-7.8%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21

Government & Fin. Ent.

87,165
93,696
87,859
91,291
83,116
98,169
91,750
+4.4%
-6.5%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21

Santander

Source: Company filings under CNBV GAAP, in million pesos.

10

10 Sequential Pick up in Middle - Market, while Corporates and SMEs were Still Affected by Weak Demand; Government Loans Remain Resilient Source: Company filings under CNBV GAAP, in million pesos. Commercial Loans 412,080 479,448 2Q20 2Q21 - 14.1% SMEs Middle - Market Corporates Government & Fin. Ent . 76,344 2Q20 4Q19 2Q21 1Q20 3Q20 4Q20 1Q21 56,448 74,587 72,198 68,655 65,371 60,415 - 6.6% - 21.8% 186,615 1Q21 4Q20 4Q19 1Q20 198,573 2Q20 3Q20 2Q21 214,054 214,557 205,863 194,058 194,004 +2.4% - 7.4% 94,506 4Q20 1Q21 1Q20 4Q19 2Q20 3Q20 2Q21 104,834 122,347 91,726 71,641 70,857 65,309 - 7.8% - 37.7% 87,165 1Q20 87,859 4Q19 1Q21 2Q20 2Q21 3Q20 4Q20 93,696 91,291 83,116 98,169 91,750 - 6.5% +4.4%

Total Deposits

-2.9%
-0.1%
692,537
810,340
789,740
772,984
764,444
767,627
766,663
Term
Demand
36%
64%
34%
66%
36%
64%
34%
66%
32%
68%
30%
70%
28%
72%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21

Demand Deposits

+8.4%
507,965
550,536
Individuals +8.6%
Corporate +8.3%
2Q20
2Q21

Term Deposits[1]

-23.3%
281,775
216,127
Individuals -18.3%
Corporate -26.4%
2Q20
2Q21

Santander

11

11 Improving Total Deposits Mix Driven by Successful Demand Deposit Attraction Strategy and Low Interest Rates Result in Declining Funding Costs Source : Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market. 2) Cost of demand deposits calculated with CNBV Banks as of May 2021. Total Deposits Term Deposits 1  2Q20 vs 2Q21 still reflecting high comps as corporates continued drawing their credit lines and left that liquidity on the bank’s balance sheet  Strategy to attract deposits boosted individual demand deposits by 8.6% YoY  56 bps YoY drop in demand deposit cost; beating market's decrease 2  Lower interest rate environment favors demand deposits vs term deposits 2Q20 72% 64% 34% 3Q20 32% 789,740 4Q20 30% 70% 1Q21 28% 66% Term Demand 810,340 34% 36% 68% 1Q20 66% 772,984 764,444 767,627 766,663 64% 4Q19 36% 692,537 2Q21 - 0.1% - 2.9% 550,536 2Q21 507,965 2Q20 +8.4% 2Q20 2Q21 281,775 216,127 - 23.3% +8.6% Individuals Corporate +8.3% Individuals Corporate - 18.3% - 26.4% Demand Deposits

Strongest Liquidity Profile and Capital Position

Net Loans to Deposits[1]

91.81%
91.78%
88.62%
89.76%
89.50%
2Q20
3Q20
4Q20
1Q21
2Q21

Debt Maturity

12,026[3]
28,251
34,677
10,225
35,688[4]
2021
2022
2023
2024
2025
2026
2027
>2028

CET1 and Capitalization

16.69%
17.16%
19.01%
19.73%
18.91%
11.64
12.26
14.35
14.81
14.25
Tier 2
AT1
CET1
2Q20
3Q20
4Q20
1Q21
2Q21[5]

Santander

12

12 Strongest Liquidity Profile and Capital Position Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. / 3) In addition we have Ps.26,205 million of short - term positions. 4) Including additional Tier 1 Capital Notes issued in December 2016. / 5) 2Q21 is preliminary. Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Net loans - to - deposits ratio stable  Diversified funding sources and manageable maturity profile  LCR 2 of 315.99%, well above 100% Banxico regulatory requirement  CET1 ratio increased by 261 bps to 14.25% 11.64 12.26 14.35 14.81 14.25 4Q20 2Q20 3Q20 1Q21 AT1 2Q21 5 Tier 2 CET1 16.69% 17.16% 18.91% 19.01% 19.73% 28,251 34,677 10,225 2025 2021 2027 2022 2023 >2028 2026 2024 12,026 3 35,688 4 4Q20 91.81% 2Q20 88.62% 3Q20 1Q21 2Q21 91.78% 89.76% 89.50%

13 NII Reflects Lower Interest Rates and Change in Loan Portfolio; Lower Cost of Funds Supports NIM Expansion Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net interest income as percentage of daily average interest earnings assets (2Q21). Year to date ratio = Annualized net interest income (6M21*2) as percentage of daily average interest earning s assets (6M21). N et Interest Income and NIM 1  NII declined 1.0% YoY, principally due to: ▪ Lower interest income from: • Loan portfolio (ex - credit cards): - 15.6% • Credit cards: - 12.8% • Investment in securities: - 7.8% ▪ Partially offset by lower interest expense for deposits: - 43.7%  NIM increased 4 bps YoY to 4.52% in 2Q21  The average interest rate (TIIE28) in 2Q21 was down 177 bps YoY to 4.30% 15,770 4.50 4.48 2Q20 1Q21 4.50 4.42 16,089 3Q20 4Q20 4.52 2Q21 15,931 16,272 15,585 +1.2% - 1.0% 6M21 4.47 4.93 6M20 32,827 31,355 - 4.5%

14 Credit Cards, Cash Management, Investment Funds and Insurance Supported Fee Growth Source: Company filings under CNBV GAAP, in million pesos. Notes: * Includes fees from collections and payments, account management, checks, foreign trade and others. Net Commissions and Fees Insurance 28% Cash management* 27% Credit cards 26% Investment funds 8% Financial advisory services 7% Purchase - sale of securities and money market transactions 4% 2Q20 3Q20 4Q20 1Q21 2Q21 4,598 4,873 4,690 4,709 4,902 - 0.6% +6.0% 9,295 6M20 6M21 9,775 +5.2% Var YoY Var YoY 2Q20 1Q21 2Q21 $$ % 6M20 6M21 $$ % Insurance 1,340 1,248 1,437 97 7.2% 2,539 2,685 146 5.8% Cash management* 1,256 1,382 1,354 98 7.8% 2,642 2,736 94 3.6% Credit cards 1,163 1,450 1,332 169 14.5% 2,444 2,782 338 13.8% Investment funds 396 414 428 32 8.1% 790 842 52 6.6% Financial advisory services 426 428 343 (83) (19.5%) 861 771 (90) (10.5%) Purchase - sale of securities and money market transactions 190 196 198 8 4.2% 400 394 (6) (1.5%) Bank correspondents (173) (216) (219) (46) 26.6% (381) (435) (54) 14.2% 275 6.0% 480 5.2%

15 Gross Income Reflects Normalized Market Related Income and Weak NII; Fees Remain Robust Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. Gross Operating Income 1 1Q21 3Q20 2Q20 4Q20 2Q21 21,460 23,812 22,071 21,704 21,885 - 1.9% - 9.9% Net Interest Income 73.5% Net Commissions and Fees 22.7% Market related revenue 3.8% 6M20 6M21 43,345 46,288 - 6.4% Var YoY Var YoY 2Q20 1Q21 2Q21 Var $$ Var % 6M20 6M21 Var $$ Var % Net Interest Income 15,931 15,585 15,770 (161) (1.0%) 32,827 31,355 (1,472) (4.5%) Net Commissions and Fees 4,598 4,902 4,873 275 6.0% 9,295 9,775 480 5.2% Market related revenue 3,283 1,398 817 (2,466) (75.1%) 4,166 2,215 (1,951) (46.8%) Gross Operating Income* 23,812 21,885 21,460 (2,352) (9.9%) 46,288 43,345 (2,943) (6.4%)

Loan Loss Reserves (LLR)

-39.3%
8,350
4,596
3,152
7,075
5,068
-28.4%
-10.2%
13,515
12,143
2Q20
3Q20
4Q20
1Q21
2Q21
6M20
6M21

Cost of Risk[1]

-39bps
3.14%
3.13%
2.89%
3.15%
2.75%
-40bps
-39bps
3.14%
2.75%
2Q20
3Q20
4Q20
1Q21
2Q21
6M20
6M21

NPL Ratio

Santander

16

6M20 6M21 13,515 12,143 - 10.2% 16 Cost of Risk Converging to Pre - Pandemic Level; NPLs Declining from 4Q20 Pandemic Peak Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. Loan Loss Reserves (LLR) C ost of Risk 1 NPL Ratio 2Q20 3Q20 4Q20 1Q21 2Q21 7,075 8,350 4,596 3,152 5,068 - 28.4% - 39.3% 3.14% 1Q21 2Q20 3Q20 4Q20 2Q21 3.13% 2.75% 2.89% 3.15% - 40bps - 39 bps 6M20 6M21 2.75% 3.14% - 39 bps 2Q20 1Q21 2Q21 Var YoY (bps) Var QoQ (bps) Consumer 4.16% 4.89% 4.18% 2 (71) Credit Card 4.82% 6.23% 5.20% 38 (103) Other consumer 3.55% 3.79% 3.38% (17) (41) Mortgages 4.69% 4.92% 4.87% 18 (5) Commercial 2 1.40% 1.54% 1.62% 22 8 SMEs 3.37% 4.81% 4.63% 126 (18) NPL ratio 2.51% 2.91% 2.87% 36 (4)

Administrative & Promotional Expenses

+3.7%
+2.4%
9,599
10,429
11,102
9,894
9,955
+0.6%
19,384
19,849
2Q20
3Q20
4Q20
1Q21
2Q21
6M20
6M21

Efficiency[1]

+688bps
+482bps
40.71%
48.14 %
52.06%
46.62%
47.59%
+97bps
42.28%
47.10%
2Q20
3Q20
4Q20
1Q21
2Q21
6M20
6M21

Expenses Breakdown & Performance

Santander

17

6M21 6M20 42.28% 47.10% +482 bps 19,849 19,384 6M20 6M21 +2.4% 17 Expense Growth Well Below Inflation Reflects Digitalization, IT Initiatives and Amortization Charges Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized opex as percentage of annualized income before opex - net of allowances (2Q21*4). Year to date ratio = Annualized cumulative opex as percentage of annualized cumulative income before opex - n et of allowances (6M21*2) Administrative & Promotional Expenses Efficiency 1 2Q20 4Q20 9,955 3Q20 1Q21 2Q21 10,429 9,599 9,894 11,102 +0.6% +3.7% 4Q20 2Q20 3Q20 1Q21 2Q21 47.59% 40.71% 48.14% 52.06% 46.62% +97bps +688 bps Expenses Breakdown & Performance Var YoY Var YoY 2Q20 1Q21 2Q21 $$ % 6M20 6M21 $$ % Personnel 3,555 3,938 4,056 501 14.1% 7,477 7,994 517 6.9% Administrative expenses 2,821 2,539 2,574 (247) (8.8%) 5,810 5,113 (697) (12.0%) Technology services (IT) 1,181 1,297 1,221 40 3.4% 2,206 2,518 312 14.1% Depreciation and amortization 993 1,182 1,161 168 16.9% 2,008 2,343 335 16.7% IPAB 1,049 938 943 (106) (10.1%) 1,883 1,881 (2) (0.1%) Administrative & prom 9,599 9,894 356 3.7% 465 2.4%

Net Income

+11.4%
-17.1%
4,230
5,030
5,480
3,279
4,713
+43.7%
9,644
7,992
2Q20
3Q20
4Q20
1Q21
2Q21
6M20
6M21

ROAE[1]

-3bps
-349bps
11.86%
13.87%
14.73%
8.24%
11.83%
+359bps
13.52%
10.03%
2Q20
3Q20
4Q20
1Q21
2Q21
6M20
6M21

Effective Tax Rate

-462bps
-351bps
25.34%
24.89%
23.36%
24.26%
20.72%
-354bps
25.72%
22.21%
2Q20
3Q20
4Q20
1Q21
2Q21
6M20
6M21

Profit Before Taxes

+4.9%
-20.9%
5,666
6,697
7,150
4,329
5,945
+37.3%
12,984
10,274
2Q20
3Q20
4Q20
1Q21
2Q21
6M20
6M21

Santander

Source: Company filings under CNBV GAAP, in million pesos.

18

6M20 6M21 7,992 9,644 - 17.1% 18 Profitability Supported by Lower Provision , Fee Income and Cost Discipline; ROAE Impacted by Excess Capital Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net income as percentage of average equity (4Q20,2Q21). Year to date ratio = Annualized cumulative net income as percentage of average equity (4Q20,2Q21). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 4Q20 2Q20 3,279 3Q20 1Q21 2Q21 4,230 5,030 5,480 4,713 +43.7% +11.4% 1Q21 2Q20 3Q20 4Q20 2Q21 14.73% 11.86% 13.87% 8.24% 11.83% +359bps - 3bps 1Q21 2Q20 3Q20 4Q20 25.34% 2Q21 24.26% 20.72% 24.89% 23.36% - 354bps - 462bps 1Q21 2Q20 2Q21 3Q20 4Q20 7,150 5,666 6,697 4,329 5,945 +37.3% +4.9% 13.52% 6M20 6M21 10.03% - 349bps 6M20 6M21 25.72% 22.21% - 351bps 6M20 12,984 6M21 10,274 - 20.9%

Questions and Answers

20 Annexes

Doing business in a responsible way

Embedding ESG to build a more responsible bank

Environmental: supporting the green transition

Carbon Neutral in our own operations

Helping customers go green

Social: building a more inclusive society

tuiio

Talented & diverse team

19.2% women in leadership positions

Supporting society

65,576 scholarships granted[1]

1,191,758 people financially empowered[1]

Governance: doing business the right way

A Strong culture

Simple, Personal, Fair

Taking ESG criteria into account when determining remuneration

An independent, diverse Board

68% Independent directors[2]

5 Women On Board

Standards

Latest Recognitions

Santander

Euromoney 2021

SAM Sustainability Award Industry mover 2020

Member of Dow Jones Sustainability Indices

ESR Empresa Socialmente Responsable

FTSE4Good

ISO

(1) Since 2019

(2) 7 out of 11 proprietary members are independent

21

21 Doing business in a responsible way (1) Since 2019 (2) 7 out of 11 proprietary members are independent E mbedding ESG to build a more responsible bank In order to meet its commitment to be a more responsible bank and help society address the main global issues, Santander was one of the founding members of the Principles of Responsible Banking contributing to their elaboration in alliance with the United Nations Environment Program Finance Initiative . For this, Santander Mexico has embedding ESG to build a more responsible bank and received the following recognitions and is adhered to the following standards : Standards Standards TCFD SASB GRI CDP BSMX PR Banking PRI UN SDGs P.of Ecuador  Recognized as Industry Mover in the Sustainability Yearbook 2021 .  Santander Mexico qualified as one of the top 10 companies in the Ranking of Super Companies for Women 2021 by TOP Companies and Grupo Expansión .  For 2 ƒ consecutive year, we obtained the 9 ƒ place among + 25 companies within the Companies category with + 3 , 000 employees of “The places where everyone wants to work ” .  Fintech Americas grants Platinum Innovation Award to Santander's “Card without numbers” by expanding the offer of safe, accessible and inclusive products .  Over the past years the Bank has adhered to the following ESG standards. Environmental: supporting the green transition Social: building a more inclusive society Governance: doing business the right way • Future Wealth Santander new multi - thematic fund in the Mexican market • SAM - RVG  2 nd sustainable equity fund in Mexico Talented & diverse team 19.2% women in leadership positions 65,576 scholarships granted 1 1,191,758 people financially empowered 1 A Strong culture An independent, diverse Board Taking ESG criteria into account when determining remuneration 68% Independent directors 2 5 Women On Board Helping customers go green • Financial advisor & participant in the issuance of : 1 green bond & 1 sustainability - Linked bond Simple, Personal, Fair Supporting society  In 2021 , the Bank will start reporting under SASB and TCDF criterias together with the Parent . Latest Recognitions Carbon Neutral in our own operations

Macroeconomic

GDP Growth (%)
4.5
5.1*
2.3
1.7
-0.2
-8.3
2019
2020
2021E
2022E
2023E

Average Exchange Rate
(MXP/USD)
19.3
21.5
20.4
20.7
21.0
2019
2020
2021E
2022E
2023E

Annual Inflation Rate (%)
2.8
3.2
5.0
3.5
3.5
2019
2020
2021E
2022E
2023E

Central Bank Monetary Policy
(%, end of year)
7.25
4.25
4.00
5.00*
4.00
5.00*
4.25
5.50*
2019
2020
2021E
2022E
2023E

Santander

Source: INEGI, Banxico and Santander.
* Revised from previous quarter.

22

22 Macroeconomic Source: INEGI, Banxico and Santander. * Revised from previous quarter. GDP Growth (%) Average Exchange Rate (MXP/USD) Annual Inflation Rate (%) Central Bank Monetary Policy (%, end of year) - 0.2 2.3 1.7 2021E 2019 2020 2022E 2023E - 8.3 5.1 * 19.3 21.5 20.4 20.7 21.0 2020 2019 2021E 2022E 2023E 2.8 3.2 5.0 3.5 3.5 2021E 2019 2020 2022E 2023E 7.25 4.25 2023E 2021E 2019 2020 2022E 5.00 * 5.00 * 5.50 * 4.5 4.00 4.00 4.25

23 Consolidated Income Statement Source: Company filings under CNBV GAAP, in million pesos. % Variation % Variation 2Q20 1Q21 2Q21 QoQ YoY 6M20 6M21 YoY Interest income 29,383 25,099 25,098 (0.0) (14.6) 60,230 50,197 (16.7) Interest expense (13,452) (9,514) (9,328) (2.0) (30.7) (27,403) (18,842) (31.2) Net interest income 15,931 15,585 15,770 1.2 (1.0) 32,827 31,355 (4.5) Provisions for loan losses (8,350) (7,075) (5,068) (28.4) (39.3) (13,515) (12,143) (10.2) Net interest income after provisions for loan losses 7,581 8,510 10,702 25.8 41.2 19,312 19,212 (0.5) Commission and fee income 6,188 6,535 6,662 1.9 7.7 12,696 13,197 3.9 Commission and fee expense (1,590) (1,633) (1,789) 9.6 12.5 (3,401) (3,422) 0.6 Net gain (loss) on financial assets and liabilities 3,283 1,398 817 (41.6) (75.1) 4,166 2,215 (46.8) Other operating income (232) (664) (542) (18.4) 133.6 (444) (1,206) — Administrative and promotional expenses (9,599) (9,894) (9,955) 0.6 3.7 (19,384) (19,849) 2.4 Operating income 5,631 4,252 5,895 38.6 4.7 12,945 10,147 (21.6) Equity in results of associated companies 35 77 50 (35.1) 42.9 39 127 — Operating income before income taxes 5,666 4,329 5,945 37.3 4.9 12,984 10,274 (20.9) Current income taxes (2,023) (1,151) (373) (67.6) (81.6) (5,067) (1,524) (69.9) Deferred income taxes (net) 587 101 (859) — — 1,727 (758) (143.9) Net income 4,230 3,279 4,713 43.7 11.4 9,644 7,992 (17.1)

24 Consolidated Balance Sheet Source: Company filings under CNBV GAAP, in million pesos. % Variation Jun - 20 Mar - 21 Jun - 21 QoQ YoY Funds available 85,658 97,483 113,843 16.8 32.9 Margin accounts 4,638 4,017 5,209 29.7 12.3 Investment in securities 540,938 558,857 458,685 (17.9) (15.2) Debtors under sale and repurchase agreements 36,848 47,713 39,505 (17.2) 7.2 Derivatives 385,504 228,247 200,890 (12.0) (47.9) Valuation adjustment for hedged financial assets 421 167 123 (26.3) (70.8) Total loan portafolio 751,219 713,989 710,323 (0.5) (5.4) Allowance for loan losses (26,157) (24,937) (24,152) (3.1) (7.7) Loan portafolio (net) 725,062 689,052 686,171 (0.4) (5.4) Accrued income receivable from securitization transactions 155 151 0 (100.0) (100.0) Other receivables (net) 107,968 78,686 84,993 8.0 (21.3) Foreclosed assets (net) 136 92 106 15.2 (22.1) Property, furniture and fixtures (net) 10,185 12,045 11,868 (1.5) 16.5 Long - term investment in shares 913 1,168 2,182 86.8 139.0 Deferred taxes and deferred profit sharing (net) 21,560 19,675 19,432 (1.2) (9.9) Deferred charges, advance payments and intangibles 9,324 10,903 11,333 3.9 21.5 Other 40 42 44 4.8 10.0 Total assets 1,929,350 1,748,298 1,634,384 (6.5) (15.3) Deposits 880,490 848,345 840,840 (0.9) (4.5) Bank and other loans 73,378 42,825 43,321 1.2 (41.0) Creditors under sale and repurchase agreements 267,962 295,632 175,437 (40.7) (34.5) Collateral sold or pledged as guarantee 15,411 20,952 29,755 42.0 93.1 Derivatives 399,025 223,898 197,271 (11.9) (50.6) Valuation adjustment of financial liabilities hedging 4 0 (1) — (125.0) Other payables 104,481 119,429 150,840 26.3 44.4 Subordinated credit notes 41,957 36,757 36,186 (1.6) (13.8) Deferred revenues and other advances 106 806 794 (1.5) — Total liabilities 1,782,814 1,588,644 1,474,443 (7.2) (17.3) Total stockholders' equity 146,536 159,654 159,941 0.2 9.1

Thank you.

Our purpose is to help people
and business prosper.

Simple Personal Fair

Santander

BSMX LISTED NYSE

BSMX

MEMBER OF
Dow Jones
Sustainability Indices
In Collaboration with RobecoSAM

FTSE4Good

Thank you . Our purpose is to help people and business prosper. Our culture is based on believing that everything we do should be: